
13002280

GENERAC® | ANNUAL REPORT 2012

POWERING AHEAD



The American Society of Civil Engineers (ASCE) recently evaluated and graded the U.S. electrical grid. They gave it a D+. The grid dates back to the late 1800's, expanding haphazardly over the past century to the current patchwork of power plants, transmission lines and transformers.

Compounding the problem, since 1990 the demand for electrical power has increased 400% faster than transmission capacity. Power outages have increased 124% during that same time period.

Even worse, the cost to repair the electrical grid is estimated at hundreds of billions of dollars. Yet no national plan exists to address the issue. The need for backup power for homes and businesses is greater now than ever before.



The power grid has problems...

RATED D+

400% INCREASE IN DEMAND

BILLION$ TO REPAIR

...we have solutions.


EMERGENCY









GENERAC
INDUSTRIAL


INDUSTRIAL

ottomotores
A Generac Company

MAGNUM™
A Generac Company





GENERAC
GENERAC

GENERAC

COMMERCIAL


GENERAC

GENERAC

GENERAC
GP5500

RESIDENTIAL





PORTABLES




POWER WASHERS


VISION

AN INNOVATIVE, INDUSTRY-LEADING GLOBAL COMPANY THAT DESIGNS, MANUFACTURES, AND DISTRIBUTES QUALITY, AFFORDABLE POWER PRODUCTS AND SERVICES.



About Generac

- Founded 1959 by Robert D. Kern, a pioneer in the air-cooled engine and engine-powered tools industries.
- A leading designer and manufacturer of a wide range of generators and other engine-powered products serving residential, light commercial, industrial and construction markets.
- Products are available internationally through a broad network of independent dealers, retailers, wholesalers and equipment rental companies.
- Products marketed and distributed primarily under the Generac, Magnum and Ottomotores brand names.
- Approximately 3,000 employees as of 12/31/2012.
- Over 1.6 million square feet of manufacturing and distribution capacity located in Wisconsin, Mexico and Brazil.


GENERAC

To Our Shareholders:

2012 was a tremendous year for Generac as the continuation of the powerful secular drivers for our business combined with superior execution on our Powering Ahead strategic plan led to a second consecutive year of record financial results. The macro themes of an aging electrical grid, a more electrically dependent population and increased frequency and duration of power outages, along with our greater marketing and distribution efforts, have helped to create significant awareness for the importance of having a backup power solution for homes and businesses. This increased awareness has driven incremental demand for our products and has dramatically elevated the Generac brand as being the household name in backup power.

We have nearly doubled the size of our business in the past two years and have used this positive momentum to reinvest heavily in our future using our Powering Ahead strategy as our roadmap. Our ability to satisfy the substantial increase in demand has allowed us to make major investments in the infrastructure of the company to accommodate what we believe to be a new and higher baseline of sustainable demand for our products. In addition, as we have executed on our Powering Ahead strategy, we have created a more globally focused, diverse business that is able to capitalize on the many growth opportunities that we have in front of us.

BEST-IN-CLASS ORGANIC REVENUE GROWTH

Over 20% CAGR in organic revenue over past 10 years with several compelling macro growth drivers going forward including:

- An aging and underinvested grid
- Favorable demographics
- Increasing number of power disruptions
- Natural gas gensets gaining share versus diesel
- Secular shift toward renting mobile equipment versus buying


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DOMINANT HOME STANDBY MARKET LEADER

Approximately 70% share of domestic home standby market, less than 3.0% penetrated with every 1% = $2 billion market opportunity

Continuing the Growth of the Company

Generac achieved a number of important accomplishments during 2012 highlighted by record levels of revenue, adjusted earnings and cash flow, as well as achieving a key Powering Ahead milestone of $1 billion in revenue a year earlier than our plan anticipated. Net sales were $1.176 billion, a 49% increase over a very strong 2011 in which revenue grew 34% over 2010, as we experienced significant growth across all product categories and regions of the United States. We converted our strong top-line growth during 2012 into 54% growth in adjusted EBITDA and an increase in adjusted diluted net income per common share of 47%. The Company also continued its track record of strong cash flow generation as free cash flow was $213 million*, representing a 97% conversion of the adjusted net income reported during 2012.

As a result of this growth, Generac continued to make strategic investments during 2012 to expand our manufacturing capacity, further drive the penetration of home standby generators and develop new products to strengthen our leadership positions in the residential, commercial and industrial markets we serve. We aggressively added engineering and sales resources to drive our strategic growth initiatives forward at an accelerated pace. We also worked to further expand our industry-leading residential and light commercial distribution network and made important progress in further aligning these dealers with Generac through the introduction of the PowerPro Dealer program. We believe these investments are a critical and necessary element of our ability to continue to grow successfully in the future.

Additional major accomplishments that we executed during 2012 include the following:

Superior operational execution in satisfying increased demand and supporting the needs of our customers

The flexibility of our manufacturing operations and global supply chain were on full display during 2012 as we executed a significant ramp-up in production during the first quarter, and then again during the second half, in response to major power outage events. We rapidly expanded our supply chain and added manufacturing capacity through investments in automation, improved utilization and the expansion of our manufacturing footprint. These investments enabled us to rapidly address changing market conditions during the year and we were able to improve lead times for our home standby generators, allowing us to quickly fulfill the increased demand that occurred. In addition, our customer support and service groups were staffed around the clock during major outage events in 2012 in order to rapidly respond to the needs of our customers. We believe our superior operational execution in ramping production and putting our customers first during 2012 has helped to set us apart from the competition.

Launched A.M.P.™ marketing process and PowerPlay™ in-home selling solution

In the fourth quarter of 2012, we launched our A.M.P.™ marketing process which is designed to find the most likely purchasers of home standby generators for improved target marketing. This new proprietary process combines our unique activation data from existing owners, power outage tracking and third-party demographic data to identify and direct market to potential sales prospects more effectively. These sales prospects are directed to a newly resourced Generac Lead Team who will qualify the leads and schedule in-home consultations directly with our dealer base. This new lead process is managed through a coordinated in-home sales system that we recently launched called PowerPlay™. This tablet-based application includes professional presentation materials and allows our dealers during an in-home consultation to create a customized backup power plan and detailed proposal for the homeowner. Although just recently launched, we're very excited about the prospects for both A.M.P.™ and PowerPlay™ and expect to have a meaningful percentage of our dealers participating in these programs by the end of 2013.

* *Equals operating cash flow of $235.6 million less capital expenditures of $22.4 million.*

Achieved leading market share position in portable generators

In 2008, we re-entered the market for lower-kilowatt portable generators after the expiration of a non-compete agreement. Over the past four-plus years, we have worked hard to establish ourselves as a leader in this product category through investments in product development, supply chain, and manufacturing capabilities. By leveraging our expertise in backup power, our innovation and diverse distribution network, we have been able to gain valuable shelf space for these products over the last several years. Through a combination of rapid manufacturing and sourcing, increased capacity, and calculated inventory investments, we were successful in satisfying the increased demand for portable generators resulting from the widespread power outages that impacted the United States during 2011 and 2012. This, along with our broad relationships at retail, provided us with opportunities for expanded placement throughout 2012. As a result, we believe we have regained a leading market share position in this product category. Re-entering the portable generator market has created significant awareness for the Generac brand and has helped us to obtain the leading name in residential backup power.

Introduction of innovative power washer called OneWASH™

Bringing some much-needed innovation to the power washer product category, we developed a new line of power washers called OneWASH in 2012. This latest addition to our growing power washer product line features the industry's first and only variable speed unit aimed at making household outdoor cleaning tasks easier for consumers. Market exclusive features such as variable pressure output for different tasks, automatic shutoff protection, and increased ease of use differentiate this product from any other power washer on the market today. We have seen success in line reviews with the OneWASH product, along with our legacy power washer products, and have recently secured valuable shelf space for the 2013 selling season. As a previous leader in this product category with broad retail relationships, we believe we can accumulate meaningful market share in the power washer market.

Successful integration of Magnum Products

In 2012, we substantially completed the integration of Magnum Products, which was acquired during the fourth quarter of 2011, and are pleased with the outcome as we have exceeded all of our revenue and cost synergy targets. Magnum-branded light towers and mobile generators performed well during 2012 as demand for mobile equipment from Magnum's customers, including the leading equipment rental companies, continued to be driven by a secular shift towards renting versus buying. To position Magnum to capitalize on this and other long-term drivers, we invested in the expansion of the Berlin, Wisconsin facility by increasing manufacturing capacity and investing in new machine tools. We remain excited about the strategic fit of Magnum's mobile products as they provide additional diversification and cross-selling opportunities to our business, both domestically and internationally.

Acquired the Ottomotores businesses

Our efforts to become a more global player in the market for backup power took a major step forward with the acquisition of the Ottomotores businesses late in the fourth quarter of 2012. The acquisition includes the operations of Ottomotores Mexico, headquartered in Mexico City, and Ottomotores Brazil, located in Curitiba, with the combined companies manufacturing and selling diesel generators from 15 kW to 2.5 MW with a particular focus on larger kilowatt and containerized gensets. With over 500 employees, Ottomotores is a leading market share player in the growing Latin American standby power market and provides us with the essential elements of a local manufacturing presence, access to higher-power products and added sales and distribution capability that we believe are critical for us to compete in the global market for backup power generation. The integration of Ottomotores is a key corporate initiative for 2013 and we're excited about the opportunity to execute on the potential revenue and cost synergies of the combined companies.

Innovation

Innovation has always been part of Generac's culture and is a core competency of our company. As a pure-play power and engine company with over 200 engineers on staff, we believe our ability to innovate is something that is unmatched by competitors whose focus on our markets is generally secondary or tertiary at best. We have successfully used the growth in our business over the past several years to accelerate our product development efforts by more than doubling the size of our engineering team and dramatically expanding our research and development capabilities. We expect to bring more new products to the market in 2013 than at any other time in Generac's fifty-plus-year history, which we believe will add to our leadership positions in the markets that we serve.

In addition to the revolutionary OneWASH™ power washer product, we are introducing several other new and exciting products and services in 2013. Our new lineup of Guardian® Series home standby generators that we are bringing to market includes more than 80 enhancements and innovations across the entire product line which will improve the user experience and streamline the installation process. In 2013, we will also launch the industry's only OEM-offered cellular-based remote monitoring platform for home standby generators called Mobile *Link*™. This Generac-designed and fully integrated monitoring solution will allow our customers to check the status of their generator conveniently from a desktop PC, tablet or mobile phone and also provides the capability for the homeowner or authorized dealer to receive alerts regarding units that may require maintenance or service.

Another exciting new product launching in 2013 is our Protector® Series, a line of compact diesel generators developed specifically for residential and light-commercial users with the industry's smallest and most compact footprint at price points well below those of larger, more traditional diesel generators. We believe this new product series will create opportunities for growth both domestically and internationally. In addition, we expect to launch several exciting new mobile products in 2013 including a solar hybrid light tower, towers utilizing LED lighting technology, and a specialized combined HVAC and power unit for military customers.




FINE FOODS

LOSS OF REVENUE

The U.S. Department of Energy estimates that power outages cost businesses on average $80 billion per year.

Powering Ahead

We believe that our success over the last several years is directly attributed to our "Powering Ahead" strategy. This strategic plan has served as the framework for the significant investments we have made to drive the baseline growth of the Company. The investments we made to date have helped to capitalize on the macro, secular growth drivers for our business and are an important part of the transformation of Generac into a more diverse and globally focused company. As we continue to move the Powering Ahead plan into the future, we are focused on a number of initiatives that are driven by the same four key objectives that we believe will continue to grow the baseline business for Generac as follows:

Growing the residential standby generator market

With less than 3.0% penetration in the United States, there is substantial opportunity to continue to grow the residential standby generator market. As the clear leader in the home standby generator category over the last decade with approximately 70% market share, it is incumbent upon us to continue to drive growth and increase the penetration rate of these units in households across the United States. Central to this strategy is to increase the awareness, availability and affordability of home standby generators. We believe the elevated awareness of home standby generators that continued into 2012 combined with our A.M.P.™ marketing process and PowerPlay™ in-home selling solution will contribute to expanding the penetration rate for residential standby generators going forward. In addition, we expect the new lineup of Guardian® Series home standby generators and the launch of remote monitoring capabilities through the Mobile *Link*™ platform positions Generac to maintain our commanding market share position for this emerging product category.


GROW

Gaining commercial and industrial market share

With a current U.S. market share of approximately 15%, our strategy for future sales growth in the commercial and industrial power generation market is focused on incremental share gains. We believe we can accomplish this objective over time as we continue to develop and improve our industrial distribution, increase our addressable market with new products and increase the rate at which our products are specified in C&I power generation applications. In addition, we believe we can garner incremental market share through our leadership position in the growing market for cleaner-burning, more cost-effective natural-gas fueled backup power solutions. While still a much smaller portion of the overall C&I market, demand for these products continues to increase at a faster rate than traditional diesel-fueled generators as a result of their lower capital and operating costs. We also believe there is a significant opportunity to provide smaller, more cost-effective generators marketed aggressively towards the underpenetrated "optional" standby market which includes smaller-footprint commercial buildings. We believe our expertise and scale in these smaller commercial products, our vast distribution capabilities, and our national account customer focus will allow us to penetrate these markets by using a targeted marketing approach and funneling opportunities to our distribution partners.


GAIN

Diversifying end markets by expanding product offerings and services

In recent years, we have worked hard to diversify Generac's end markets with new products and services. Much of this diversification has been achieved with our strategic acquisitions over the last couple of years. We now have access to several new products, new markets and new customers through the purchase of the Magnum Products business in October 2011, the Gen-Tran business in February 2012 and the Ottomotores businesses late in the fourth quarter of 2012. As a result, revenues for our C&I products will now total in excess of $500 million on an annualized basis – offering a better balance to our residential product sales. Additionally, our re-entry into the market for power washers provides us with a unique opportunity to gain market share quickly to further diversify our company with the addition of this new platform. As we continue to build upon our recent diversification efforts, we are actively evaluating other products and services which we believe could further diversify our end markets.


DIVERSIFY

Expanding into new geographies

During 2012, approximately 2% of our shipments were to regions outside the U.S. and Canada. Given that the global market for power generation equipment is estimated at $12 to $14 billion annually, we believe there are significant growth opportunities for Generac by expanding into new geographies. For the last several years these efforts have been mostly organic with the creation of a dedicated sales team and the addition of over 80 new distribution points around the globe, with many of those being in Latin America. The acquisition of the Ottomotores businesses provides us with an enhanced platform and immediate scale for our international growth initiatives and accelerates our efforts to become a more global player in the markets for backup power. As we look forward, we continue to evaluate other opportunities to expand into other regions of the world.


EXPAND



SUPERIOR MARGIN AND CASH FLOW PROFILE

Gross margins consistently in mid-to-high 30% range, EBITDA margins in low-to-mid 20% range, free cash flow consistently approximates adjusted net income

SIGNIFICANT BARRIERS TO ENTRY

Unmatched multi-channel distribution network developed over the past decade led by over 4,800 residential/commercial dealers

In closing, Generac has demonstrated a long track record of achieving significant baseline revenue growth through product innovation, expanded distribution and increased awareness of our products. Our superior margin and cash flow profile enables the Company to consistently generate strong levels of free cash flow that is used to pursue several shareholder value-enhancing activities.

We believe the market opportunities in front of us are significant as a result of a number of macro drivers. Demand for our residential, commercial and industrial backup generators should remain strong well into the future as the underinvestment in the electrical grid, an aging and more electrically dependant population and more severe and unpredictable power outages should drive further awareness for the need for backup power. Other near-term drivers for our business include a further recovery in residential investment, anticipated increases in infrastructure spending, domestic and global energy development, a rebound in commercial construction and continuing secular shifts toward natural gas generators and renting of mobile equipment.

When considering all of the compelling macro growth drivers to our business combined with our considerable internal initiatives and superior execution, we believe Generac is incredibly well positioned for future growth as a more balanced company with improved global focus. On behalf of the entire Generac team, I thank you for your continued confidence and support.

Sincerely,



Aaron P. Jagdfeld
President & Chief Executive Officer

2012 Net Sales


60%
35%
5%
Residential
Commercial & Industrial
Other

Net sales hit $1.176 billion in 2012


2012 Net Sales by Product Class
($ in millions)
Residential
Commercial & Industrial
Other
$332.6
$207.9
$33.8
$370.7
$187.3
$30.2
$372.8
$183.6
$36.5
$491.0
$250.3
$50.7
$705.4
$410.3
$60.5
2008
2009
2010
2011
2012


2012 Total Net Sales & Gross Margin %
($ in millions)
Total Net Sales
Gross Margin %
$574.2
$588.2
$592.9
$792.0
$1,176.3
35.2%
40.1%
40.0%
37.2%
37.4%
2008
2009
2010
2011
2012


Free Cash Flow as a % of Adjusted Net Income: 2008-2012 (cumulative) - 95%
($ in millions)
Adjusted Net Income
Free Cash Flow
Free Cash Flow as a % of Adjusted Net Income
$13.8
$5.0
$83.6
$70.1
84%
$115.9
$104.9
90%
$147.2
$157.7
107%
$220.8
$213.2
97%
2008*
2009
2010
2011
2012

*Ratio of Free Cash Flow to Adjusted Net Income for 2008 is not meaningful.


Adjusted EBITDA & Margin %
($ in millions)
Adjusted EBITDA
Adjusted EBITDA Margin %
$129.9
$159.1
$156.2
$188.5
$289.8
22.6%
27.0%
26.4%
23.8%
24.6%
2008
2009
2010
2011
2012


Consolidated Net Debt & Leverage Ratio
($ in millions)
Consolidated Net Debt
Consolidated Net Debt Leverage Ratio
$1,049.7
$930.2
$578.6
$504.7
$785.8
8.1x
5.8x
3.7x
2.7x
2.7x
2008
2009
2010
2011
2012

Generac Investor Overview

- **Best-in-class organic revenue growth:** over 20% CAGR in organic revenue over past 10 years with several compelling macro growth drivers going forward including:
  - An aging and underinvested grid
  - Favorable demographics
  - Increasing number of power disruptions
  - Natural gas gensets gaining share versus diesel
  - Secular shift toward renting mobile equipment versus buying
- **Dominant home standby market leader:** approximately 70% share of domestic home standby market, less than 3.0% penetrated with every 1% = $2 billion market opportunity
- **Significant barriers to entry:** unmatched multi-channel distribution network developed over the past decade led by over 4,800 residential/commercial dealers
- **Superior margin and cash flow profile:** Gross margins consistently in mid-to high-30% range, EBITDA margins in low-to-mid 20% range, free cash flow consistently approximates adjusted net income

POWER OUTAGES HAPPEN EVERY DAY
It is now estimated that on average between 250,000 and 500,000 people per day across the U.S. lose their power for some period of time

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-34627

GENERAC HOLDINGS INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**20-5654756**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
S45 W29290 Hwy. 59, Waukesha, WI	**53189**
(Address of principal executive offices)	(Zip Code)

(262) 544-4811
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Common Stock, $0.01 par value	**New York Stock Exchange**
(Title of class)	(Name of exchange on which registered)

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant on June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $621,912,000 based upon the closing price reported for such date on the New York Stock Exchange.

As of March 1, 2013, 68,278,598 shares of registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement"), which will be filed by the registrant on or prior to 120 days following the end of the registrant's fiscal year ended December 31, 2012, are incorporated by reference into Part III of this Form 10-K.

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2012 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

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PART I

Forward-Looking Statements

This annual report contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "forecast," "project," "plan," "intend," "believe," "confident," "may," "should," "can have," "likely," "future" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this annual report are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. The forward-looking statements contained in this annual report include estimates regarding:

- *our business, financial and operating results and future economic performance;*
- *proposed new product and service offerings; and*
- *management's goals, expectations and objectives and other similar expressions concerning matters that are not historical facts.*

Factors that could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements include:

- *demand for our products;*
- *frequency and duration of major power outages;*
- *availability, cost and quality of raw materials and key components used in producing our products;*
- *the impact on our results of the substantial increases in our outstanding indebtedness and related interest expense due to the dividend recapitalization discussed below under "Liquidity and financial position";*
- *the possibility that the expected synergies, efficiencies and cost savings of the acquisition of the Ottomotores businesses or other acquisitions will not be realized, or will not be realized within the expected time period;*
- *the risk that the Ottomotores businesses or other acquisitions that we make will not be integrated successfully;*
- *competitive factors in the industry in which we operate;*
- *our dependence on our distribution network;*
- *our ability to invest in, develop or adapt to changing technologies and manufacturing techniques;*
- *loss of our key management and employees;*
- *increase in product and other liability claims; and*
- *changes in environmental, health and safety laws and regulations.*

Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual results may vary in material respects from those projected in any forward-looking

statements. A detailed discussion of these and other factors that may affect future results is contained in Item 1A of this Annual Report on Form 10-K.

Any forward-looking statement made by us in this report speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Item 1. Business

We are a leading designer and manufacturer of a wide range of generators and other engine powered products for the residential, light commercial, industrial and construction markets. As the only significant market participant focused predominantly on these products, we have one of the leading market positions in the power equipment market in North America. We design, manufacture, source and modify engines, alternators, transfer switches and other components necessary for our products. Our products are fueled by natural gas, liquid propane, gasoline, diesel and Bi-Fuel™ and are available through a broad network of independent dealers, retailers, wholesalers, and equipment rental companies.

We have what we believe is an industry leading, multi-layered distribution network, and our products are available in thousands of outlets across North America. We sell and distribute our products to and through independent residential and industrial dealers, electrical wholesalers, national accounts, private label arrangements, retailers, catalogs, e-commerce merchants, equipment rental companies, equipment dealers and construction companies. We have a significant market share in the residential and light commercial generator markets, which we believe are currently under penetrated. We believe that our leading market position is largely attributable to our strategy of providing a broad product line of high-quality, innovative and affordable products through our extensive and multi-layered distribution network. In addition, through recent acquisitions, we are also a leading provider of light towers, mobile generators and industrial diesel gensets for international markets ranging in sizes up to 2,500kW.

We operate several manufacturing plants located principally in Wisconsin and Mexico totaling over two million square feet. We also maintain inventory warehouses in the United States that accommodate material storage and rapid response requirements of our customers.

History

Generac Holdings Inc. (Generac) is a Delaware corporation that was founded in 2006. Generac Power Systems, Inc., or Generac Power Systems, our principal operating subsidiary, is a Wisconsin corporation, which was founded in 1959 to market a line of affordable portable generators that offered superior performance and features. We expanded beyond portable generators in 1980 into the industrial market with the introduction of our first stationary generators that provided up to 200 kW of power output. We entered the residential market in 1989 with a residential standby generator, and expanded our product development and global distribution system in the 1990s, forming a series of alliances that tripled our higher output generator sales. In 1998, we sold our Generac® portable products business to the Beacon Group, a private equity firm, which eventually sold this business to Briggs & Stratton. Our growth accelerated in 2000 as we expanded our automatic residential standby generator product offering, implemented our multi-layered distribution philosophy, and introduced our quiet-running QT Series generators in 2005, accelerating our penetration in the commercial market. In 2008, we successfully expanded our position in the portable generator market after the expiration of our non-compete agreement with the Beacon Group entered into in connection with the aforementioned Beacon Group transaction. In late 2011, we purchased substantially all the assets of the Magnum Products business (Magnum or Magnum Products) which is the number one light tower manufacturer

in the U.S. and has a growing share of the mobile generator market. In February 2012, we purchased substantially all the assets of GenTran, a leading transfer switch and portable generator accessory manufacturer. In December 2012, we purchased all of the equity of Ottomotores UK Limited and its affiliates (Ottomotores) which is one of the largest manufactures of industrial generators in Mexico. Today, we manufacture a full line of power products for a wide variety of applications and markets. Our success is built on engineering expertise, manufacturing excellence and our innovative approaches to the market.

CCMP transactions

In November 2006, affiliates of CCMP Capital Advisors, LLC, or CCMP, together with certain other investors and members of our management, purchased an aggregate of $689 million of our equity capital. In addition, on November 10, 2006, Generac Power Systems borrowed an aggregate of $1.38 billion, consisting of an initial drawdown of $950 million under a $1.1 billion first lien secured credit facility and $430 million under a $430 million second lien secured credit facility. With the proceeds from these equity and debt financings, together with cash on hand at Generac Power Systems, we (1) acquired all of the capital stock of Generac Power Systems and repaid certain pre-transaction indebtedness of Generac Power Systems for $2.0 billion, (2) paid $66 million in transaction costs related to the transaction and (3) retained $3.0 million for general corporate purposes.

We refer to the foregoing transactions collectively as the "CCMP Transactions."

Initial public offering and corporate reorganization

On February 17, 2010, we completed our initial public offering (IPO) of 18,750,000 shares of our common stock at a price of $13.00 per share. In addition, on March 18, 2010, the underwriters exercised their option and purchased an additional 1,950,500 shares of our common stock from us. We received approximately $224.1 million in net proceeds at the initial closing, and approximately $23.8 million in net proceeds from the underwriters' option exercise, after deducting the underwriting discount and total expenses related to the offering. The proceeds from the initial closing of the IPO were used entirely to pay down our second lien credit facility in full and to repay a portion of our first lien credit facility. Proceeds from the option exercise were used for general corporate purposes, including additional pre-payment of the first lien credit facility.

Our capitalization prior to the IPO consisted of Series A Preferred Stock, Class B Common Stock and Class A Common Stock. In connection with the IPO, we effected a corporate reorganization in which, after giving effect to a 3.294 for one reverse Class A Common Stock split, our Class B Common Stock and Series A Preferred Stock was converted into Class A Common Stock and our Class A Common Stock was then reclassified as common stock. Following the IPO, we have only one class of common stock outstanding. We refer to these transactions, as the "Corporate Reorganization." For more information regarding our Corporate Reorganization, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Corporate reorganization."

Our products

We design, engineer and manufacture generators with an output of between 800W and 9mW, as well as other engine powered products such as light towers, pumps and power washers. With the acquisition of Ottomotores, we also become a leader in the manufacture and distribution in Latin America of industrial diesel gensets ranging in output between 15kW and 2,500kW and an important player in the Uninterrupted Power Supply (UPS) market in Mexico. In the manufacturing process, we design, manufacture, source and modify engines, alternators, transfer switches and other components necessary to production. We classify our products into three classes based on similar range of power output geared for varying end customer uses: residential power products; commercial and industrial

power products; and other products. The following summary outlines our portfolio of products, including their key attributes and customer applications.

Residential power products

Our automatic residential standby generators range in output from 6kW to 60kW, with manufacturer's suggested retail prices, or MSRPs, from approximately $1,900 to $16,700. They operate on either natural gas or liquid propane and are permanently installed with an automatic transfer switch, which we also manufacture. Air-cooled residential standby generators range in outputs from 6kW to 20kW, are available in steel and aluminum enclosures and serve as an emergency backup for small to medium homes. Liquid-cooled generators serve as emergency backup for larger homes and small businesses and range in output from 22kW to 60kW. Liquid-cooled brands include the Guardian® Series and the premium Quietsource® Series, which have a quiet, low-speed engine and a standard aluminum enclosure.

We provide portable generators fueled by gasoline that range in size from 800W to 17,500W. These products serve as an emergency home backup and are also used for construction and recreational purposes. Following the expiration of a non-compete agreement in 2007, we expanded our portable product offering to introduce portable generators below 12,500W. We currently have four portable product lines: the GP series, targeted at homeowners, ranging from 1,800W to 17,500W; the XG series, targeted at the premium homeowner markets, ranging from 4,000 to 10,000W; the XP series, targeted at the professional contractor market, ranging from 3,600 to 10,000W; and the iX series, targeted at the recreational market, ranging from 800W to 2,000W. With our acquisition of Gen-Tran in February 2012, we now offer manual transfer switches to supplement our portable generator product offering.

Our power washers produce line, which was first introduced in the first quarter of 2011, includes models for residential and commercial use.

Residential power products comprised 60.0%, 62.0% and 62.9%, respectively, of total net sales in 2012, 2011 and 2010.

Industrial and commercial power products

Our light-commercial standby generators include a full range of affordable generators from 22kW to 150kW and related transfer switches, providing three-phase power sufficient for most small and mid-sized businesses including grocery stores, convenience stores, restaurants, gas stations, pharmacies, retail banks and small health care facilities. Our light-commercial generators run on natural gas or liquid propane thereby eliminating the fuel spillages, spoilage, environmental or odor concerns common with traditional diesel units.

We manufacture a broad line of standard and configured standby generators and related transfer switches for industrial applications. Our single-engine industrial generators range in output from 10kW to 2,500kW with our Modular Power System (MPS) technology extending our product range up to 9mW. We offer four fuel options including diesel, natural gas, liquid propane or Bi-Fuel™. Bi-Fuel™ generators operate on a combination of both diesel and natural gas to allow our customers the advantage of multiple fuel sources and extended run times. These units are primarily used as emergency backup for large healthcare, telecom, datacom, commercial office, municipal and manufacturing customers.

Our MPS technology combines the power of several smaller generators to produce the output of a larger generator, providing our customers with redundancy and scalability in a cost-effective manner. For larger industrial applications, our MPS products offer customers an efficient, affordable way to scale their standby power needs. By offering a series of smaller Generac generators integrated with Generac's proprietary PowerManager control system, we provide a lower cost alternative to traditional

large, single-engine generators. The MPS product line also offers superior reliability given its built-in redundancy which allows individual units to be taken off-line for routine maintenance while retaining coverage for critical circuits.

We provide the telecommunications market our full range of generator systems.

Our light towers and mobile generators provide temporary lighting and power for various end markets, such as road and commercial construction, energy, mining, military and special events. We also manufacture mobile pumps which utilize wet and dry-priming pump systems for a wide variety of wastewater applications.

Industrial and commercial power products comprised 34.9%, 31.6% and 31.0%, respectively, of total net sales in 2012, 2011 and 2010.

Other power products

We sell aftermarket service parts to our dealers and proprietary engines to third-party original equipment manufacturers, or OEMs.

Other power products comprise 5.1%, 6.4% and 6.1%, respectively, of total net sales in 2012, 2011 and 2010.

Distribution channels and customers

We distribute our product through several channels to increase awareness of our product categories and the Generac®, Magnum®, and Ottomotores brands, and to ensure our products reach a broad customer base. This distribution network includes independent residential and industrial dealers, wholesalers, national accounts, private label arrangements, retailers, catalogs, e-commerce merchants, equipment rental companies, equipment dealers and construction companies. We believe our distribution network is a competitive advantage that has strengthened over the last decade by expanding our network from our base of industrial dealers to include other channels of distribution as product offerings have increased. Our network is well balanced with no single sales channel providing more than 24% of our sales and no customer providing more than 7% of our sales in 2012.

Our dealer network, which is located principally in the United States, Canada and Latin America, is the industry's largest network of factory direct independent generator contractors.

Our residential/commercial dealer network sells, installs and services our residential and light-commercial products to end users. We have developed a number of proprietary dealer management programs to evaluate, manage and incentivize our dealers, which we believe has an important impact on the high level of customer service we provide to end customers. These programs include both technical and sales training, under which we train new and existing dealers about our products, service and installation. In addition, we have invested in marketing and sales tools to more effectively market and sell our home standby products. We regularly perform market analyses to determine if a given market is either under-served or has poor residential dealer representation. Within these locations, we selectively add distribution or invest resources in existing dealer support and training to improve dealer performance.

Our industrial dealer network provides industrial and commercial end-users with on-going product support. Our industrial dealers maintain the local relationships with commercial electrical contractors, specifying engineers and national account regional buying offices. Our sales group works in conjunction with our industrial dealers to ensure that national accounts receive engineering support, competitive pricing and nationwide service. We promote our industrial generators through the use of product demonstrations, specifying engineer education events, dealer forums and training. In recent years, we

have been particularly focused on expanding our dealer network in Latin America and other regions of the world in order to expand our international sales opportunities.

Our wholesaler network consists of selling branches of both national and local distribution houses for electrical and HVAC products. Our wholesalers distribute our residential and light-commercial generators and are a key introduction to the standby generator category for electrical and HVAC contractors who may not be Generac dealers.

On a selective basis, we have established private label and licensing arrangements with third party partners to provide residential, light-commercial and industrial generators. The partners include leading home equipment, electrical equipment and construction machinery companies, each of which provides access to incremental channels of distribution for our products. We have agreements in place with these partners having terms of between three and four years and further establishing additional terms and conditions of these arrangements.

Our retail distribution network includes thousands of locations and includes regional and national home improvement chains, retailers, clubs, buying groups and farm supply stores. These physical retail locations are supplemented by a number of catalogue and e-commerce retailers. This network primarily sells our residential standby, portable and light-commercial generators. In some cases, we have worked with our retail partners to create installation programs using our residential dealers to support the sale and installation of standby generator products sold at retail. We also use a combination of display units and advertising through our retail accounts to promote awareness for our products.

The distribution for our mobile products includes international, national and regional equipment rental companies, equipment dealers and construction companies.

Additionally, we sell certain engines directly to OEM manufacturers and after-market dealers for use in the lawn, garden and rental markets.

Manufacturing

Our excellence in manufacturing reflects our philosophy of high standards, continuous improvement and commitment to quality. Our facilities showcase our advanced manufacturing techniques and demonstrate the effectiveness of lean manufacturing.

We continually seek to reduce manufacturing costs while improving product quality. We deliver an affordable product to our customers through our value engineering philosophy, our strategic foreign sourcing, our scale, our investment in advanced manufacturing technology and adherence to lean manufacturing principles. We believe we have sufficient capacity to achieve our business goals for the near term.

Our product quality is essential to maintaining a leading market position. Incoming shipments from our suppliers are tested to ensure engineering specifications are met. Purchased components are tested for quality at the supplier's factory and prior to entering production lines and are continuously tested throughout the manufacturing process. Internal product and production audits are performed to ensure a reliable product and process. We test finished products under a variety of simulated conditions at each of our manufacturing facilities.

Research and development and intellectual property

Our primary focus on generators and engine powered equipment drives technological innovation, specialized engineering and manufacturing competencies. Research and development is a core competency and includes a staff of over 200 engineers working on numerous active projects. Our sponsored research and development expense was $23.5 million, $16.5 million and $14.7 million for the years ended December 2012, 2011 and 2010, respectively. Research and development is conducted at

each of our manufacturing facilities and additionally at our technical center in Suzhou, China with dedicated teams for each product line. Research and development is focused on developing new technologies and product enhancements as well as maintaining product competitiveness by improving manufacturing costs, safety characteristics, reliability and performance while ensuring compliance with governmental standards. We have had over 30 years of experience using natural gas engines and have developed specific expertise with fuel systems and emissions technology. In the residential and light commercial markets, we have developed proprietary engines, cooling packages, controls, fuel systems and emissions systems. We believe that our expertise in engine powered equipment gives us the capability to develop new products that will allow continued diversification in our end markets.

We rely on a combination of patents and trademarks to establish and protect our proprietary rights. Our commitment to research and development has resulted in a portfolio of approximately 90 U.S. and international patents and patent applications. Our patents expire between 2016 and 2031 and protect certain features and technologies we have developed for use in our products including fuel systems, air flow, electronics and controls, noise reduction and air-cooled engines. U.S. trademark registrations generally have a perpetual duration if they are properly maintained and renewed. New U.S. patents that are issued generally have a life of 20 years from the date the patent application is initially filed. We believe the existence of these patents and trademarks, along with our ongoing processes to register additional patents and trademarks, protect our intellectual property rights and enhance our competitive position. We also use proprietary manufacturing processes that require customized equipment.

Suppliers of raw materials

Our primary raw material inputs are steel, copper and aluminum, all of which are purchased from third parties and, in many cases, as part of machined or manufactured components. We have developed an extensive network of reliable, low-cost suppliers in the United States and abroad. Our strategic global sourcing function continuously evaluates the cost structure of our products and capabilities of our supply chain, and sources components accordingly based on this evaluation. In 2012, we sourced approximately half of our components from outside the United States.

Competition

The market for onsite standby generators is competitive. We face competition from a variety of large diversified industrial companies as well as smaller generator manufacturers abroad. However, most of the traditional participants in the standby generator market compete on a more specialized basis, focused on specific applications within their larger diversified product mix. We are the only significant market participant focused predominantly on standby and portable generators with broad capabilities across the residential, industrial and light-commercial generator markets. We believe that our engineering capabilities and core focus on generators provide us with manufacturing flexibility and enable us to maintain a first-mover advantage over our competition for product innovation. We also believe our broad product offering and diverse distribution model provide for additional advantages as well.

In the market for standby commercial and industrial generators, our primary competitors are Caterpillar, Cummins, Kohler, and MTU, most of which focus on the market for diesel generators as they are also diesel engine manufacturers. In the market for residential standby generators, our primary competitors include Briggs & Stratton, Cummins (Onan division) and Kohler, which also have broad operations in other manufacturing businesses. In the portable generator market, our primary competitors include Briggs & Stratton, Honda and Techtronics International (TTI), along with a number of smaller domestic and foreign competitors. In the market for mobile generators, our primary competitors are Doosan/IR, Multi Quip, Caterpiller and Wacker. Our competitors in the market for light towers include Terex, Allmand and Wacker.

There are a number of other standby generator manufacturers located outside North America, but most supply their products mainly to their respective regional markets. In a continuously evolving sector, we believe our size and broad capabilities make us well positioned to remain competitive.

We compete primarily on the basis of brand reputation, quality, reliability, pricing, innovative features, breadth of product and product availability.

Employees

As of December 31, 2012, we had 3,048 employees (2,700 full time and 348 part-time and temporary employees). Of those, 1,935 employees were directly involved in manufacturing at our manufacturing facilities.

We have had an "open shop" bargaining agreement for the past 47 years. Our current agreement is with the Communication Workers of America, Local 4603. The current agreement, which expires October 17, 2016, covers our Waukesha and Eagle facilities. Currently, less than 1% of our workforce is a member of a labor union. Our facilities in Whitewater, Wisconsin, Jefferson, Wisconsin and Berlin, Wisconsin are not unionized.

Regulation, including environmental matters

As a manufacturing company, our operations are subject to a variety of foreign, federal, state and local environmental, health and safety laws and regulations including those governing, among other things, emissions to air, discharges to water, noise and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. In addition, our products are subject to various laws and regulations relating to, among other things, emissions and fuel requirements, as well as labeling and marketing.

Our products are regulated by the U.S. Environmental Protection Agency ("EPA"), California Air Resources Board ("CARB") and various other state and local air quality management districts. These governing bodies continue to pass regulations that require us to meet more stringent emission standards, and all of our engines and engine-driven products are regulated within the United States and its territories. Other countries have various degrees of regulation depending upon product application and fuel types. New regulations could require us to redesign our products and could affect market growth for our products.

Segment information

We refer you to Note 2, "Segment Reporting," of our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for information about our business segment and geographic areas.

Available Information

The Company's principal executive offices are located at S45 W29290 Highway 59, Waukesha, Wisconsin, 53189 and the Company's telephone number is (262) 544-4811. The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge through the "Investors" portion of the Company's web site, www.generac.com, as soon as reasonably practical after they are filed with the Securities and Exchange Commission, or the "SEC". The SEC maintains a web site, www.sec.gov, which contains reports, proxy and information statements, and other information filed electronically with the SEC by the Company. The information provided on these websites is not part of this report and is therefore not incorporated herein by reference.

Executive officers

The following table sets forth information regarding our executive officers:

Name	Age	Position
Aaron P. Jagdfeld	41	President, Chief Executive Officer and Director
York A. Ragen	41	Chief Financial Officer
Dawn A. Tabat	60	Chief Operating Officer
Terrence J. Dolan	47	Executive Vice President, Commercial & Industrial Group
Russell S. Minick	52	Executive Vice President, Residential Group
Allen A. Gillette	56	Senior Vice President, Engineering
Roger F. Pascavis	52	Senior Vice President, Operations

Aaron P. Jagdfeld has served as our Chief Executive Officer since September 2008 and as a director since November 2006. Prior to becoming Chief Executive Officer, Mr. Jagdfeld worked for Generac for 15 years. He began his career in the finance department in 1994 and became our Chief Financial Officer in 2002. In 2007, he was appointed President and was responsible for sales, marketing, engineering and product development. Prior to joining Generac, Mr. Jagdfeld worked in the audit practice of the Milwaukee, Wisconsin office of Deloitte and Touche. Mr. Jagdfeld holds a Bachelor of Business Administration in Accounting from the University of Wisconsin-Whitewater.

York A. Ragen has served as our Chief Financial Officer since September 2008. Prior to becoming Chief Financial Officer, Mr. Ragen held Director of Finance and Vice President of Finance positions at Generac. Prior to joining Generac in 2005, Mr. Ragen was Vice President, Corporate Controller at APW Ltd., a spin-off from Applied Power Inc., now known as Actuant Corporation. Mr. Ragen began his career in the Audit division of Arthur Andersen's Milwaukee office. Mr. Ragen holds a Bachelor of Business Administration in Accounting from the University of Wisconsin-Whitewater.

Dawn A. Tabat has served as our Chief Operating Officer since 2002. Ms. Tabat joined Generac in 1972 and served as Personnel Manager and Personnel Director before being promoted to Vice President of Human Resources in 1992. During this period, Ms. Tabat was responsible for creating the human resource function within Generac, including recruiting, compensation, training and workforce relations. In her current position, Ms. Tabat oversees manufacturing, logistics, global supply chain, quality, safety and information services.

Terrence J. Dolan began serving as our Executive Vice President, Commercial & Industrial Group in October 2011. Prior to becoming Executive Vice President of Industrial Products, he served as our Senior Vice President of Sales from January 2010 to October 2011. Prior to joining Generac, Mr. Dolan was Senior Vice President of Business Development and Marketing at Boart Longyear from 2007 to 2008, Vice President of Sales and Marketing at Ingersoll Rand from 2002 to 2007, and Director of Strategic Accounts at Case Corporation from 1991 to 2001. Mr. Dolan holds a B.A. in Management and Communications from Concordia University.

Russell S. Minick joined Generac in August 2011, and was named Executive Vice President, Residential Group in October 2011. Prior to joining Generac, Mr. Minick was President & CEO of Home Care Products for Electrolux from 2006 to 2011, President of The Gunlocke Company at HNI Corporation from 2003 to 2006, Senior Vice President of Sales, Marketing and Product Development at True Temper Sports from 2002 to 2003, and General Manager of Extended Warranty Operations for Ford Motor Company from 1998 to 2002. Mr. Minick is a graduate of the University of Northern Iowa, and holds a degree in marketing.

Allen A. Gillette is our Senior Vice President of Engineering. Mr. Gillette joined Generac in 1998 and has served as Engineering Manager, Director of Engineering and Vice President of Engineering. Prior to joining Generac, Mr. Gillette was Manager of Engineering at Transamerica Delaval Enterprise Division, Chief Engineer—High-Speed Engines at Ajax-Superior Division and Manager of Design & Development, Cooper-Bessemer Reciprocating Products Division. Mr. Gillette holds an M.S. in Mechanical Engineering from Purdue University and a B.S. in Mechanical Engineering from Gonzaga University.

Roger F. Pascavis has served as our Senior Vice President of Operations since January 2008. Mr. Pascavis joined Generac in 1995 and has served as Director of Materials and Vice President of Operations. Prior to joining Generac, Mr. Pascavis was a Plant Manager for MTI in Waukesha, Wisconsin. Mr. Pascavis holds a B.S. in Industrial Technology from the University of Wisconsin, Stout and an M.B.A. from Lake Forest Graduate School of Management.

Item 1A. Risk Factors

You should carefully consider the following risks. These risks could materially affect our business, results of operations or financial condition, cause the trading price of our common stock to decline materially or cause our actual results to differ materially from those expected or those expressed in any forward-looking statements made by us or on our behalf. These risks are not exclusive, and additional risks to which we are subject include, but are not limited to, the factors mentioned under "Forward-Looking Statements" and the risks of our businesses described elsewhere in this Annual Report.

Risk factors related to our business and industry

Demand for our products is significantly affected by unpredictable major power-outage events that can lead to substantial variations in, and uncertainties regarding, our financial results from period to period.

Sales of our products are subject to consumer buying patterns, and demand for our products is affected by power outage events caused by thunderstorms, hurricanes, ice storms, blackouts and other grid reliability issues. The impact of these outage events on our sales can vary depending on the location and severity of the outages. Sustained periods without major power disruptions can lead to reduced consumer awareness of the benefits of standby and portable generator products and can result in reduced sales growth rates and excess inventory. The lack of major power-outage events can affect our net sales in the years following a given storm season. Unpredictable fluctuations in demand are therefore part of managing our business, and these fluctuations could have an adverse effect on our net sales and profits. Despite their unpredictable nature, we believe major power outages create awareness and accelerate adoption for our home standby products.

Demand for our products is significantly affected by durable goods spending by consumers and businesses and other macroeconomic conditions.

Our business is affected by general economic conditions, and uncertainty or adverse changes such as the prolonged downturn in U.S. residential investment and the impact of more stringent credit standards could lead to a decline in demand for our products and pressure to reduce our prices. Our sales of light-commercial and industrial generators are affected by conditions in the non-residential construction sector and by the capital investment trends for small and large businesses and municipalities. If these businesses and municipalities cannot access credit markets or do not utilize discretionary funds to purchase our products as a result of the economy or other factors, our business could suffer and our ability to realize benefits from our strategy of increasing sales in the light-commercial and industrial sectors through, among other things, our focus on innovation and product development, including natural gas engine and modular technology, could be adversely affected. In addition, consumer confidence and home remodeling expenditures have a significant impact on sales of

our residential products, and prolonged periods of weakness in consumer durable goods spending could have a material impact on our business. Typically, we do not have contracts with our customers which call for committed volume, and we cannot guarantee that our current customers will continue to purchase our products. If general economic conditions or consumer confidence were to worsen, or if the non-residential construction sector or rate of capital investments were to decline, our net sales and profits would likely be adversely affected. Additionally, timing of capital spending by our national account customers can vary from quarter-to-quarter based on capital availability and internal capital spending budgets.

Decreases in the availability and quality, or increases in the cost, of raw materials and key components we use could materially reduce our earnings.

The principal raw materials that we use to produce our products are steel, copper and aluminum. We also source a significant number of component parts from third parties that we utilize to manufacture our products. The prices of those raw materials and components are susceptible to significant fluctuations due to trends in supply and demand, transportation costs, government regulations and tariffs, price controls, economic conditions and other unforeseen circumstances beyond our control. We do not have long-term supply contracts in place to ensure the raw materials and components we use are available in necessary amounts or at fixed prices. If we are unable to mitigate raw material or component price increases through product design improvements, price increases to our customers, manufacturing productivity improvements, or hedging transactions, our profitability could be adversely affected. Also, our ability to continue to obtain quality materials and components is subject to the continued reliability and viability of our suppliers, including in some cases, suppliers who are the sole source of certain important components. If we are unable to obtain adequate, cost efficient or timely deliveries of required raw materials and components, we may be unable to manufacture sufficient quantities of products on a timely basis. This could cause us to lose sales, incur additional costs, delay new product introductions or suffer harm to our reputation.

The industry in which we compete is highly competitive, and our failure to compete successfully could adversely affect our results of operations and financial condition.

We operate in markets that are highly competitive. Some of our competitors have established brands and are larger in size or are divisions of large diversified companies and have substantially greater financial resources. Some of our competitors may be willing to reduce prices and accept lower margins in order to compete with us. In addition, we could face new competition from large international or domestic companies with established industrial brands that enter our end markets. Demand for our products may also be affected by our ability to respond to changes in design and functionality, to respond to downward pricing pressure, and to provide shorter lead times for our products than our competitors. If we are unable to respond successfully to these competitive pressures, we could lose market share, which could have an adverse impact on our results. For more information, see "Item 1—Business—Competition."

Our industry is subject to technological change, and our failure to continue developing new and improved products and to bring these products rapidly to market could have an adverse impact on our business.

New products, or refinements and improvements of existing products, may have technical failures, their introduction may be delayed, they may have higher production costs than originally expected or they may not be accepted by our customers. If we are not able to anticipate, identify, develop and market high quality products in line with technological advancements that respond to changes in customer preferences, demand for our products could decline and our operating results could be adversely affected.

We rely on independent dealers and distribution partners, and the loss of these dealers and distribution partners, or of any of our sales arrangements with significant private label, telecommunications, retail or equipment rental customers, would adversely affect our business.

In addition to our direct sales force and manufacturer sales representatives, we depend on the services of independent distributors and dealers to sell our products and provide service and aftermarket support to our end customers. We also rely upon our distribution channels to drive awareness for our product categories and our brands. In addition, we sell our products to end users through private label arrangements with leading home equipment, electrical equipment and construction machinery companies, arrangements with top retailers and equipment rental companies, and our direct national accounts with telecommunications and industrial customers. Our distribution agreements and any contracts we have with large telecommunications, retail and other customers are typically not exclusive, and many of the distributors and customers with whom we do business offer products and services of our competitors. Impairment of our relationships with our distributors, dealers or large customers, loss of a substantial number of these distributors or dealers or of one or more large customers, or an increase in our distributors' or dealers' sales of our competitors' products to our customers or of our large customers' purchases of our competitors' products could materially reduce our sales and profits. Also, our ability to successfully realize our growth strategy is dependent in part on our ability to identify, attract and retain new distributors at all layers of our distribution platform, and we cannot be certain that we will be successful in these efforts.

Our business could be negatively impacted if we fail to adequately protect our intellectual property rights or if third parties claim that we are in violation of their intellectual property rights.

We view our intellectual property rights as very important assets. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing and confidentiality agreements. These protections may not be adequate to prevent third parties from using our intellectual property without our authorization, breaching any confidentiality agreements with us, copying or reverse engineering our products, or developing and marketing products that are substantially equivalent to or superior to our own. The unauthorized use of our intellectual property by others could reduce our competitive advantage and harm our business. Not only are intellectual property-related proceedings burdensome and costly, but they could span years to get a conclusion and we may not prevail. We cannot guarantee that any patents, issued or pending, will provide us with any competitive advantage or will not be challenged by third parties. Moreover, the expiration of our patents may lead to increased competition with respect to certain products.

In addition, we cannot be certain that we do not or will not infringe third parties' intellectual property rights. Any such claim, even if it is without merit, may be expensive and time-consuming to defend, subject us to damages, cause us to cease making, using or selling certain products that incorporate the disputed intellectual property, require us to redesign our products, divert management time and attention and/or require us to enter into costly royalty or licensing arrangements. Furthermore, in connection with our sale of Generac Portable Products to the Beacon Group in 1998, we granted the Beacon Group an exclusive perpetual license for the use of the "Generac Portable Products" trademark in connection with the manufacture and sale of certain engine driven consumer products. This perpetual license was eventually transferred to Briggs and Stratton (Briggs) when the Beacon Group sold that business to Briggs. Currently, this trademark is not being used in commerce and, as such, there is a rebuttable presumption that Briggs has abandoned the trademark. However, in the event that the Beacon Group or Briggs use this trademark in the future, we could suffer competitive confusion and our business could be negatively impacted.

Our operations are subject to various environmental, health and safety laws and regulations, and non-compliance with or liabilities under such laws and regulations could result in substantial costs, fines, sanctions and claims.

Our operations are subject to a variety of foreign, federal, state and local environmental, health and safety laws and regulations including those governing, among other things, emissions to air, discharges to water, noise, the generation, handling, storage, transportation, treatment and disposal of waste and other materials. In addition, under federal and state environmental laws, we could be required to investigate, remediate and/or monitor the effects of the release or disposal of materials both at sites associated with past and present operations and at third-party sites where wastes generated by our operations were disposed. This liability may be imposed retroactively and whether or not we caused, or had any knowledge of, the existence of these materials and may result in our paying more than our fair share of the related costs. Violations of or liabilities under such laws and regulations could result in substantial costs, fines and civil or criminal proceedings or personal injury and workers' compensation claims.

Our products are subject to substantial government regulation.

Our products are subject to extensive statutory and regulatory requirements governing, among other things, emissions and noise, including standards imposed by the federal Environmental Protection Agency ("EPA"), state regulatory agencies, such as California Air Resources Board ("CARB"), and other regulatory agencies around the world. These laws are constantly evolving and many are becoming increasingly stringent. Changes in applicable laws or regulations, or in the enforcement thereof, could require us to redesign our products and could adversely affect our business or financial condition in the future. Developing and marketing products to meet such new requirements could result in substantial additional costs that may be difficult to recover in some markets. In some cases, we may be required to modify our projects or develop new products to comply with new regulations, particularly those relating to air emissions. For example, we were required to modify our spark-ignited air-cooled gaseous engines to comply with the 2011 EPA and CARB regulations, as well as the continued implementation of Tier 4 nonroad diesel engine changes associated with the Magnum acquisition. Typically, additional costs associated with significant compliance modifications are passed on to the market. While we have been able to meet previous deadlines, failure to comply with other existing and future regulatory standards could adversely affect our position in the markets we serve.

We may incur costs and liabilities as a result of product liability claims.

We face a risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in injury or other damage. Although we currently maintain product liability insurance coverage, we may not be able to obtain such insurance on acceptable terms in the future, if at all, or obtain insurance that will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. A significant unsuccessful product liability defense could have a material adverse effect on our financial condition and results of operations. In addition, we believe our business depends on the strong brand reputation we have developed. If our reputation is damaged, we may face difficulty in maintaining our market share and pricing with respect to some of our products, which could reduce our sales and profitability.

The loss of any key members of our senior management team or key employees could disrupt our operations and harm our business.

Our success depends, in part, on the efforts of certain key individuals, including the members of our senior management team, who have significant experience in the power products industry. If, for any reason, our senior executives do not continue to be active in management, or if our key employees

leave our company, our business, financial condition or results of operations could be adversely affected. Failure to continue to attract these individuals at reasonable compensation levels could have a material adverse effect on our business, liquidity and results of operations. Although we do not anticipate that we will have to replace any of these individuals in the near future, the loss of the services of any of our key employees could disrupt our operations and have a material adverse effect on our business.

Disruptions caused by labor disputes or organized labor activities could harm our business.

We may from time to time experience union organizing activities in our non-union facilities. Disputes with the current labor union or new union organizing activities could lead to work slowdowns or stoppages and make it difficult or impossible for us to meet scheduled delivery times for product shipments to our customers, which could result in loss of business. In addition, union activity could result in higher labor costs, which could harm our financial condition, results of operations and competitive position.

We may experience material disruptions to our manufacturing operations.

While we seek to operate our facilities in compliance with applicable rules and regulations and take measures to minimize the risks of disruption at our facilities, a material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales and/or negatively impact our financial results. Any of our manufacturing facilities, or any of our machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

- equipment or information technology infrastructure failure;
- disruptions in the transportation infrastructure including roads, bridges, railroad tracks;
- fires, floods, tornados, earthquakes, or other catastrophes; and
- other operational problems.

In addition, the majority of our manufacturing and production facilities are located in Wisconsin within a 100-mile radius. We could experience prolonged periods of reduced production due to unforeseen events occurring in or around our manufacturing facilities in Wisconsin. In the event of a business interruption at our facilities, in particular our Wisconsin facilities, we may be unable to shift manufacturing capabilities to alternate locations, accept materials from suppliers or meet customer shipment needs, among other severe consequences. Such an event could have a material and adverse impact on our financial condition and results of our operations.

A significant portion of our purchased components are sourced in foreign countries, exposing us to additional risks that may not exist in the United States.

We source a significant portion of our purchased components overseas, primarily in Asia and Europe. Our international sourcing subjects us to a number of potential risks in addition to the risks associated with third-party sourcing generally. Such risks include:

- inflation or changes in political and economic conditions;
- unstable regulatory environments;
- changes in import and export duties;
- domestic and foreign customs and tariffs;
- currency rate fluctuations;

- trade restrictions;
- labor unrest;
- logistical and communications challenges; and
- other restraints and burdensome taxes.

These factors may have an adverse effect on our ability to efficiently and cost effectively source our purchased components overseas. In particular, if the U.S. dollar were to depreciate significantly against the currencies in which we purchase raw materials from foreign suppliers, our cost of goods sold could increase materially, which would adversely affect our results of operations.

We are vulnerable to supply disruptions from single-sourced suppliers.

We single-sourced certain types of parts in our product designs during 2012. Any delay in our suppliers' deliveries may impair our ability to deliver products to our customers. A wide variety of factors could cause such delays including, but not limited to, lack of capacity, economic downturns, availability of credit, weather events or natural disasters.

As a U.S. corporation that conducts business in a variety of foreign countries including, but not limited to, Mexico and Brazil, we are subject to the Foreign Corrupt Practices Act and a variety of anti-corruption laws worldwide. A determination that we violated any of these laws may affect our business and operations adversely.

As a U.S. corporation that conducts business in a variety of foreign countries including, but not limited to, Mexico and Brazil, we are subject to the regulations imposed by a variety of anti-corruption laws worldwide. The U.S. Foreign Corrupt Practices Act, or the FCPA, generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. The United Kingdom Bribery Act, or the UKBA, prohibits domestic and foreign bribery of the private sector as well as public officials. Any determination that we have violated any anti-corruption laws could have a material adverse effect on our financial position, operating results and cash flows.

We have significant tax assets, usage of which may be subject to limitations in the future.

As of December 31, 2012, we had approximately $54.1 million of net operating loss carryforwards for U.S. federal income tax purposes. Any subsequent accumulations of common stock ownership leading to a change of control under Section 382 of the U.S. Internal Revenue Code of 1986, including through sales of stock by large stockholders, all of which are outside of our control, could limit and defer our ability to utilize our net operating loss carryforwards to offset future federal income tax liabilities. However, we believe any limitation would not be material.

Our total assets include goodwill and other indefinite-lived intangibles. If we determine these have become impaired in the future, net income could be materially adversely affected.

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. Indefinite-lived intangibles are comprised of certain trade names. At December 31, 2012, goodwill and other indefinite-lived intangibles totaled $711.8 million, most of which arose from the CCMP Transactions. We review goodwill and other intangibles at least annually for impairment and any excess in carrying value over the estimated fair value is charged to the statement of operations. A reduction in net income resulting from the write-down or impairment of goodwill or indefinite-lived intangibles, such as the $9.4 million non-cash charge recorded in the fourth quarter of 2011 primarily related to the write down of a certain trade name as we strategically transition to the Generac brand, could have a material adverse effect on our financial statements.

Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition. In accordance with FASB Accounting Standards Codification (ASC) Topic 350-20, goodwill and indefinite lived intangibles are reviewed at least annually for impairment and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Future impairment may result from, among other things, deterioration in the performance of an acquired business or product line, adverse market conditions and changes in the competitive landscape, adverse changes in applicable laws or regulations, including changes that restrict the activities of an acquired business or product line, and a variety of other circumstances. The amount of any impairment is recorded as a charge to the statement of operations. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would have an adverse effect on our financial condition and results of operations. See "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" for details.

We may need additional capital to finance our growth strategy or to refinance our existing credit facilities, and we may not be able to obtain it on acceptable terms, or at all, which may limit our ability to grow.

We may require additional financing to expand our business. Financing may not be available to us or may be available to us only on terms that are not favorable. The terms of our senior secured credit facilities limit our ability to incur additional debt. In addition, economic conditions, including a downturn in the credit markets, could impact our ability to finance our growth on acceptable terms or at all. If we are unable to raise additional funds or obtain capital on acceptable terms, we may have to delay, modify or abandon some or all of our growth strategies. On May 30, 2012, the Company completed a refinancing of its senior secured credit facilities, pursuant to which it has incurred $900 million of senior secured term loans to replace its prior $575 million term loan facilities. Following the refinancing, the Company used the available proceeds from the new term loans and cash on hand to fund a special cash dividend to its stockholders of $6.00 per share and to pay related financing fees and expenses. In the future, if we are unable to refinance such facilities on acceptable terms, our liquidity could be adversely affected.

We are unable to determine the specific impact of changes in selling prices or changes in volumes of our products on our net sales.

Because of the wide range of products that we sell, the level of customization for many of our products, the frequent rollout of new products and the fact that we do not apply pricing changes uniformly across our entire portfolio of products, we are unable to determine with specificity the effect of volume changes or changes in selling prices on our net sales.

We may not realize all of the anticipated benefits of our acquisition of the Ottomotores business or other acquisitions or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating acquired businesses.

Our ability to realize the anticipated benefits of the Ottomotores acquisition, which was consummated on December 8, 2012, or other acquisitions, will depend, to a large extent, on our ability to integrate the acquired businesses with our business. The combination of two independent businesses is a complex, costly and time-consuming process. Further, integrating and managing businesses with international operations, such as the Ottomotores business, may pose challenges not previously experienced by our management. As a result, we will be required to devote significant management attention and resources to integrating the business practices and operations of any acquired businesses with ours. The integration process may disrupt our business and, if implemented ineffectively, would preclude realization of the full benefits expected by us. Our failure to meet the challenges involved in integrating an acquired business into our existing operations or otherwise to realize the anticipated

benefits of the transaction could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations.

In addition, the overall integration of the Ottomotores business or other acquired businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management's attention, and may cause our stock price to decline.

The difficulties of combining the operations of acquired businesses with ours include, among others:

- managing a larger company;
- maintaining employee morale and retaining key management and other employees;
- integrating two business cultures, which may prove to be incompatible;
- the possibility of faulty assumptions underlying expectations regarding the integration process;
- retaining existing customers and attracting new customers;
- consolidating corporate and administrative infrastructures and eliminating duplicative operations;
- the diversion of management's attention from ongoing business concerns and performance shortfalls as a result of the diversion of management's attention to the acquisition;
- unanticipated issues in integrating information technology, communications and other systems;
- unanticipated changes in applicable laws and regulations;
- managing tax costs or inefficiencies associated with integrating the operations of the combined company;
- unforeseen expenses or delays associated with the acquisition;
- difficulty comparing financial reports due to differing financial and/or internal reporting systems; and
- making any necessary modifications to internal financial control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could materially impact our business, financial condition and results of operations. In addition, even if the operations of Ottomotores or other acquired businesses are integrated successfully with our operations, we may not realize the full benefits of the transaction, including the synergies, cost savings or sales or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. Or, additional unanticipated costs may be incurred in the integration of our businesses. All of these factors could cause dilution to our earnings per share, decrease or delay the expected accretive effect of the acquisition, and cause a decrease in the price of our common stock. As a result, we cannot assure you that the combination of Ottomotores or other acquisitions with our business will result in the realization of the full benefits anticipated from the transaction.

Risks related to our common stock

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our results of operations do not meet their expectations, our common stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease

coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline and such decline could be material.

Anti-takeover provisions in our amended and restated certificate of incorporation and by-laws could prohibit a change of control that our stockholders may favor and could negatively affect our stock price.

Provisions in our amended and restated certificate of incorporation and by-laws may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. For example, our amended and restated certificate of incorporation and by-laws:

- permit our board of directors to issue preferred stock with such terms as they determine, without stockholder approval;
- provide that only one-third of the members of the board are elected at each stockholders meeting and prohibit removal without cause;
- require advance notice for stockholder proposals and director nominations; and
- contain limitations on convening stockholder meetings.

These provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation and could discourage potential takeover attempts and could adversely affect the market price of our common stock.

We do not anticipate paying dividends on our common stock in the foreseeable future.

While we declared a special dividend in June 2012, we do not anticipate paying any further dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. In addition, the terms of our senior secured credit facilities limit our ability to pay dividends on our common stock. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for the foreseeable future. While we may change this policy at some point in the future, we cannot assure that we will make such a change.

Risks related to our capital structure

We have a significant amount of indebtedness which could adversely affect our cash flow and our ability to remain in compliance with debt covenants and make payments on our indebtedness.

We have a significant amount of indebtedness. As of December 31, 2012, we had total indebtedness of $881.3 million. Our significant level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our significant indebtedness, combined with our lease and other financial obligations and contractual commitments could have other important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness, which could result in an event of default under the agreements governing our indebtedness;

- make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;
- require us to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.

Any of the above-listed factors could materially adversely affect our business, financial condition, results of operations and cash flows. While we maintain interest rate swaps covering a portion of our outstanding debt, our interest expense could increase if interest rates increase because debt under our credit facilities bears interest at a variable rate once above a certain LIBOR floor. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

The terms of our credit facilities restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

Our credit facilities contain, and any future indebtedness of ours or our subsidiaries would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries, including restrictions on our ability to engage in acts that may be in our best long-term interests. These restrictions include, among other things, our ability to:

- incur liens;
- incur or assume additional debt or guarantees or issue preferred stock;
- pay dividends, or make redemptions and repurchases, with respect to capital stock;
- prepay, or make redemptions and repurchases of, subordinated debt;
- make loans and investments;
- make capital expenditures;
- engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates;
- change the business conducted by us or our subsidiaries; and
- amend the terms of subordinated debt.

The operating and financial restrictions in our credit facilities and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in our credit facilities would result in a default. If any such default occurs, the lenders under our credit facilities may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, or enforce their security interest, any of which would result in an event of default. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. Our existing credit facilities do not contain any financial maintenance covenants

Our principal stockholder continues to have substantial control over us.

Affiliates of CCMP collectively beneficially own approximately 34.4% of our outstanding common stock. Prior to sales of a portion of their holdings in us in February 2013 and November 2012, affiliates of CCMP owned approximately 58.6% of our outstanding common stock. Notwithstanding this reduction, CCMP or its affiliates remain able to exert a significant degree of influence over our management and affairs and will exert a significant degree of influence in matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. The interests of this stockholder may not always coincide with our interests or the interests of our other stockholders. For instance, this concentration of ownership may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders and could depress our stock price.

Conflicts of interest may arise because some of our directors are principals of our principal stockholder.

Representatives of CCMP and its affiliates currently occupy two of eight seats on our board of directors. CCMP or its affiliates could invest in entities that directly or indirectly compete with us or companies in which CCMP or its affiliates are currently invested may already compete with us. As a result of these relationships, when conflicts arise between the interests of CCMP or its affiliates and the interests of our stockholders, these directors may not be disinterested. The representatives of CCMP and its affiliates on our board of directors, by the terms of our amended and restated certificate of incorporation, are not required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own, operate or lease manufacturing and distribution facilities located principally in Wisconsin totaling over 2 million square feet. We also operate a dealer training center at our Eagle, Wisconsin facility, which allows us to train new industrial and residential dealers on the service and installation of our products and provide existing dealers with training on product innovations. We also have inventory warehouses in the United States that accommodate material storage and rapid response requirements of our customers. We also operate manufacturing facilities in Mexico and Brazil.

The following table shows the location and activities of our principal operations:

Location	Owned / Leased	Square Footage	Activities
Waukesha, WI	Owned	307,250	Corporate headquarters, manufacturing, storage, research and development
Eagle, WI	Owned	242,000	Manufacturing, office, training
Whitewater, WI	Owned	295,000	Manufacturing, office
Whitewater, WI	Owned	196,000	Distribution
Berlin, WI	Owned	129,000	Manufacturing, office
Berlin, WI	Leased	122,500	Manufacturing, storage, research and development
Fort Atkinson, WI	Leased	203,000	Storage
Edgerton, WI	Leased	328,000	Storage
Maquoketa, IA	Owned	137,000	Storage, rental property
Nor Cross, GA	Leased	12,550	Sales, distribution, training
Alpharetta, GA	Leased	13,000	Manufacturing, sales, distribution
Jefferson, WI	Owned	252,500	Manufacturing, distribution
Mexico City, Mexico	Owned	53,740	Manufacturing, sales, distribution, storage, office
Mexico City, Mexico	Owned	107,640	Manufacturing, sales, distribution, storage, office
Curitiba, Brazil	Leased	21,500	Manufacturing, sales, distribution, storage, office

As of December 31, 2012, substantially all of our owned properties are subject to collateral provisions under our senior secured credit facilities.

Item 3. Legal Proceedings

From time to time, we are involved in legal proceedings primarily involving product liability and employment matters and general commercial disputes arising in the ordinary course of our business. As of December 31, 2012, we believe that there is no litigation pending that would have a material effect on our results of operations or financial condition.

Item 4. Mine Safety Disclosures.

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

Shares of our common stock are traded on the New York Stock Exchange (NYSE) under the symbol "GNRC." The following table sets forth the high and low sales prices reported on the NYSE for our common stock by fiscal quarter during 2012 and 2011, respectively.

	2012	
	High	Low
Fourth Quarter	$39.18	$24.43
Third Quarter	$25.33	$18.35
Second Quarter	$30.61	$22.40
First Quarter	$30.50	$24.27

	2011	
	High	Low
Fourth Quarter	$29.06	$18.29
Third Quarter	$21.41	$15.41
Second Quarter	$21.10	$17.10
First Quarter	$20.85	$14.72

Stock Performance Graph

The line graph below compares the cumulative total stockholder return on our common stock with the cumulative total return of the Standard & Poor's S&P 500 Index and S&P 500 Industrials Index for the year ended December 31, 2012. The graph and table assume that $100 was invested on February 11, 2010 (first day of trading) in each of our common stock, the S&P 500 Index, S&P 500 Industrials Index, and that all dividends were reinvested. Cumulative total stockholder returns for our common stock, the S&P 500 Index, and the S&P 500 Industrials Index are based on our fiscal year.

Comparison of Cumulative Total Return


$350
$325
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
2/11/2010
3/31/2010
6/30/2010
9/30/2010
12/31/2010
3/31/2011
6/30/2011
9/30/2011
12/31/2011
3/31/2012
6/30/2012
9/30/2012
12/31/2012
Generac Holdings Inc.
S&P 500 Index - Total Returns
S&P 500 Industrials Index

ASSUMES $100 INVESTED ON FEB. 11, 2010
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2012

Company/ Market/ Peer Group	2/11/2010	3/31/2010	6/30/2010	9/30/2010	12/31/2010	3/31/2011	6/30/2011	9/30/2011	12/31/2011	3/31/2012	6/30/2012	9/30/2012	12/31/2012
Generac Holdings Inc.	$100.00	$109.11	$109.11	$106.23	$125.93	$158.02	$151.09	$146.50	$218.30	$191.20	$187.38	$229.77	$344.40
S&P 500 Index	$100.00	$108.73	$ 96.30	$107.17	$118.70	$125.73	$125.85	$108.40	$121.21	$136.46	$132.71	$141.14	$140.60
S&P 500 Industrials Index	$100.00	$113.01	$ 99.09	$113.27	$126.65	$137.74	$136.82	$108.06	$125.90	$140.14	$135.16	$140.04	$145.23

Holders

As of February 1, 2013, there were approximately 124 registered holders of record of Generac's common stock. A substantially greater number of holders of Generac common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers, and other financial institutions.

Dividends

On June 29, 2012, the Company used a portion of the proceeds from the May 30, 2012 debt refinancing (see footnote #6—Credit Agreement in Item 8 of this Annual Report on Form 10-K) together with cash on its balance sheet to pay a special cash dividend of $6.00 per share on its common stock, resulting in payments totaling $404.3 million to stockholders. We currently do not have plans to pay any further dividends on our common stock in the near term. However, in the future, subject to factors such as general economic and business conditions, our financial condition and results of operations, our capital requirements, our future liquidity and capitalization and such other factors that our board of directors may deem relevant, we may change this policy and choose to pay dividends. Our ability to pay dividends on our common stock is currently restricted by the terms of our senior secured credit facilities and may be further restricted by any future indebtedness we incur. Our business is conducted through our subsidiaries, including our principal operating subsidiary, Generac Power Systems. Dividends from, and cash generated by our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries, including Generac Power Systems.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item will be included in our 2013 Proxy Statement and is incorporated herein by reference.

Recent Sales of Unregistered Securities

None.

Use of Proceeds from Registered Securities

Not applicable.

Item 6. Selected Financial Data

The following table sets forth our selected historical consolidated financial data for the periods and at the dates indicated. The selected historical consolidated financial data for the years ended December 31, 2012, 2011 and 2010 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected historical consolidated financial data for the years ended December 31, 2009 and December 31, 2008 are derived from our audited historical financial statements not included in this annual report.

The results indicated below and elsewhere in this annual report are not necessarily indicative of our future performance. You should read this information together with "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in Item 8 of this Annual Report on Form 10-K.

(Dollars in thousands, except per share data)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Statement of operations data:					
Net sales	$1,176,306	$ 791,976	$592,880	$588,248	$ 574,229
Costs of goods sold	735,906	497,322	355,523	352,398	372,199
Gross profit	440,400	294,654	237,357	235,850	202,030
Operating expenses:					
Selling and service	101,448	77,776	57,954	59,823	57,449
Research and development	23,499	16,476	14,700	10,842	9,925
General and administrative	46,031	30,012	22,599	14,713	15,869
Amortization of intangibles(1)	45,867	48,020	51,808	51,960	47,602
Goodwill and trade name impairment charge(2)	—	9,389	—	—	583,486
Total operating expenses	216,845	181,673	147,061	137,338	714,331
Income (loss) from operations	223,555	112,981	90,296	98,512	(512,301)
Other income (expense):					
Interest expense	(49,114)	(23,718)	(27,397)	(70,862)	(108,022)
Gain (loss) on extinguishment of debt(3)	(14,308)	(377)	(4,809)	14,745	65,385
Investment income	79	110	235	2,205	600
Costs related to acquisition	(1,062)	(875)	—	—	—
Other, net	(2,798)	(1,155)	(1,105)	(1,206)	(1,217)
Total other expense, net	(67,203)	(26,015)	(33,076)	(55,118)	(43,254)
Income (loss) before provision for income taxes	156,352	86,966	57,220	43,394	(555,555)
Provision (benefit) for income taxes(4)	63,129	(237,677)	307	339	400
Net income (loss)	$ 93,223	$ 324,643	$ 56,913	$ 43,055	$(555,955)
Income (loss) per share - diluted:					
Common Stock (formerly Class A non-voting common stock)(5)	1.35	4.79	(1.65)	(41,111)	(357,628)
Class B Common Stock(5)	n/a	n/a	505	4,171	3,780
Statement of cash flows data:					
Depreciation	8,293	8,103	7,632	7,715	7,168
Amortization	45,867	48,020	51,808	51,960	47,602
Expenditures for property and equipment	(22,392)	(12,060)	(9,631)	(4,525)	(5,186)
Other financial data:					
Adjusted EBITDA(6)	289,809	188,476	156,249	159,087	129,858
Adjusted Net Income(7)	220,792	147,176	115,954	83,643	13,758

(Dollars in thousands)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Balance sheet data:					
Current assets	$ 522,553	$ 383,265	$ 272,519	$ 345,017	$ 274,997
Property, plant and equipment, net	104,718	84,384	75,287	73,374	76,674
Goodwill	552,943	547,473	527,148	525,875	525,875
Other intangibles and other assets	423,633	537,671	334,929	392,977	448,668
Total assets	$1,603,847	$1,552,793	$1,209,883	$1,337,243	$1,326,214
Total current liabilities	$ 294,859	$ 165,390	$ 86,685	$ 131,971	$ 127,981
Long-term borrowings, less current portion	799,018	575,000	657,229	1,052,463	1,121,437
Other long-term liabilities	46,342	43,514	24,902	17,418	43,539
Redeemable stock(8)	—	—	—	878,205	843,451
Stockholders' equity	463,628	768,889	441,067	(742,814)	(810,194)
Total liabilities, redeemable stock and stockholders' equity(8)	$1,603,847	$1,552,793	$1,209,883	$1,337,243	$1,326,214

(1) Our amortization of intangibles expenses includes the straight-line amortization of customer lists, patents and other finite-lived intangibles assets.

(2) During the fourth quarter of 2011, the Company decided to strategically transition certain products to their more widely known Generac brand. Based on this decision, the Company recorded a $9.4 million non-cash charge which primarily related to the write down of the impacted trade name to net realizable value. As of October 31, 2008, as a result of our annual goodwill and trade name impairment test, we determined that an impairment of goodwill and trade names existed, and we recognized a non-cash charge of $583.5 million in 2008.

(3) During 2012, the Company recorded a loss on extinguishment of debt related to the refinancing transactions that occurred on February 9, 2012 and May 30, 2012. During 2011 and 2010, the Company wrote-off a portion of deferred financing costs related to accelerated repayments of debt.

During 2009, affiliates of CCMP acquired $9.9 million principal amount of first lien term loans and $20.0 million principal amount of second lien term loans for approximately $14.8 million. CCMP's affiliates exchanged this debt for 1,475.4596 shares of Series A Preferred Stock. The fair value of the shares exchanged was $14.8 million. We recorded this transaction as additional Series A Preferred Stock of $14.8 million based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of shares exchanged. The debt was held in treasury at face value. Consequently, we recorded a gain on extinguishment of debt of $14.7 million, which includes a write-off of deferred financing fees and other closing costs, in the consolidated statement of operations for the year ended December 31, 2009.

During 2008, affiliates of CCMP acquired $148.9 million principal amount of second lien term loans for approximately $81.1 million. CCMP's affiliates exchanged this debt for additional shares of our Class B Common Stock and Series A Preferred Stock. The fair value of the shares exchanged was $81.1 million. We recorded this transaction as Series A Preferred Stock of $62.9 million and Class B Common Stock of $18.2 million based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of shares exchanged. The debt was held in treasury at face value. Consequently, we recorded a gain on extinguishment of debt of $65.4 million, which includes a write-off of deferred financing fees and other closing costs in the consolidated statement of operations for the year ended December 31, 2008.

(4) The 2011 net tax benefit of $237.7 million includes a tax benefit of $271.4 million recorded due to the reversal of valuation allowances recorded on the Company's net deferred tax assets. See discussion in Item 8—Financial Statements and Supplementary Data—Note 9 for additional information.

(5) Diluted earnings per share reflects the impact of the reverse stock split which occurred immediately prior to the initial public offering as discussed in "Item 8—Financial Statements and Supplementary Data—Note 1". At the time of the IPO on February 17, 2010, all shares of Class B common stock were converted into shares of Class A common stock, and the Class A common stock became the one class of outstanding common stock. See discussion of the IPO in Part 1, Item 1—Initial Public Offering and Corporate Reorganization

(6) Adjusted EBITDA represents net income (loss) before interest expense, taxes, depreciation and amortization, as further adjusted for the other items reflected in the reconciliation table set forth below. This presentation is substantially consistent with the presentation used in our Term Loan Credit Agreement and ABL Credit Agreement. Note that the definitions of EBITDA in the new Term Loan Credit Agreement and ABL Credit Agreement are substantially the same as the definitions of EBITDA in previous credit agreements.

We view Adjusted EBITDA as a key measure of our performance. We present Adjusted EBITDA not only due to its importance for purposes of our Term Loan Credit Agreement and ABL Credit Agreement but also because it assists us in comparing our performance across reporting periods on a consistent basis because it excludes items that we do not believe are indicative of our core operating performance. Our management uses Adjusted EBITDA:

- for planning purposes, including the preparation of our annual operating budget and developing and refining our internal projections for future periods;
- to allocate resources to enhance the financial performance of our business;
- as a benchmark for the determination of the bonus component of compensation for our senior executives under our management incentive plan, as described further in our Proxy Statement;
- to evaluate the effectiveness of our business strategies and as a supplemental tool in evaluating our performance against our budget for each period; and
- in communications with our board of directors and investors concerning our financial performance.

We believe Adjusted EBITDA is used by securities analysts, investors and other interested parties in the evaluation of our company. Management believes that the disclosure of Adjusted EBITDA offers an additional financial metric that, when coupled with U.S. GAAP results and the reconciliation to U.S. GAAP results, provides a more complete understanding of our results of operations and the factors and trends affecting our business. We believe Adjusted EBITDA is useful to investors for the following reasons:

- Adjusted EBITDA and similar non-GAAP measures are widely used by investors to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, tax jurisdictions, capital structures and the methods by which assets were acquired;
- investors can use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of our company, including our ability to service our debt and other cash needs; and
- by comparing our Adjusted EBITDA in different historical periods, our investors can evaluate our operating performance excluding the impact of items described below.

The adjustments included in the reconciliation table listed below are provided for under our Term Loan Credit Agreement and ABL Credit Agreement and also are presented to illustrate the operating performance of our business in a manner consistent with the presentation used by our management and board of directors. These adjustments eliminate the impact of a number of items that:

- we do not consider indicative of our ongoing operating performance, such as non-cash impairment and other charges, transaction costs relating to the CCMP Transactions and repurchases of our debt by affiliates of CCMP, non-cash gains relating to the retirement of debt, severance costs and other restructuring-related business optimization expenses;
- we believe to be akin to, or associated with, interest expense, such as administrative agent fees, revolving credit facility commitment fees and letter of credit fees;
- are non-cash in nature, such as share-based compensation; or
- were eliminated following the consummation of our initial public offering.

We explain in more detail in footnotes (a) through (d) below why we believe these adjustments are useful in calculating Adjusted EBITDA as a measure of our operating performance.

Adjusted EBITDA does not represent, and should not be a substitute for, net income or cash flows from operations as determined in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and you

should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the limitations are:

- Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;
- several of the adjustments that we use in calculating Adjusted EBITDA, such as non-cash impairment charges, while not involving cash expense, do have a negative impact on the value our assets as reflected in our consolidated balance sheet prepared in accordance with U.S. GAAP;
- other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Furthermore, as noted above, one of our uses of Adjusted EBITDA is as a benchmark for determining elements of compensation for our senior executives. At the same time, some or all of these senior executives have responsibility for monitoring our financial results generally, including the items that are included as adjustments in calculating Adjusted EBITDA (subject ultimately to review by our board of directors in the context of the board's review of our financial statements). While many of the adjustments (for example, transaction costs and credit facility fees), involve mathematical application of items reflected in our financial statements, others involve a degree of judgment and discretion. While we believe that all of these adjustments are appropriate, and while the calculations are subject to review by our board of directors in the context of the board's review of our financial statements and certification by our chief financial officer in a compliance certificate provided to the lenders under our Term Loan Credit Agreement and ABL Credit Agreement, this discretion may be viewed as an additional limitation on the use of Adjusted EBITDA as an analytical tool.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA:

(Dollars in thousands)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net income (loss)	$ 93,223	$ 324,643	$ 56,913	$ 43,055	$(555,955)
Interest expense	49,114	23,718	27,397	70,862	108,022
Depreciation and amortization	54,160	56,123	59,440	59,675	54,770
Income taxes provision (benefit)	63,129	(237,677)	307	339	400
Non-cash impairment and other charges (income)(a)	247	10,400	(361)	(1,592)	585,634
Non-cash share-based compensation expense(b)	10,780	8,646	6,363	—	—
Loss (gain) on extinguishment of debt(c)	14,308	377	4,809	(14,745)	(65,385)
Transaction costs and credit facility fees(d)	4,117	1,719	1,019	1,188	1,319
Other	731	527	362	305	1,053
Adjusted EBITDA	$289,809	$ 188,476	$156,249	$159,087	$ 129,858

(a) Represents the following non-cash charges:

- for the year ended December 31, 2012, includes loss on disposals of assets, unrealized mark-to-market adjustments on copper forward contracts and an adjustment to an earn-out obligation in connection with a permitted business acquisition, as defined in our credit agreement;
- for the year ended December 31, 2011, primarily $9.4 million trade name write-down described in "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical accounting policies—Goodwill and other intangible assets." Also includes unrealized mark-to-market adjustments on copper forward contracts and loss on disposal of assets;
- for the years ended December 31, 2010 and 2009, primarily unrealized mark-to-market adjustments on copper and Euro forward contracts and loss on disposal of assets;
- for the year ended December 31, 2008, primarily $503.2 million in goodwill impairment charges and $80.3 million in trade name impairment charges. $1.6 million of the amount is comprised of unsettled mark to market losses on copper forward contracts, a write-off of pre-CCMP Transactions bad debts and excess inventory and loss on disposals of assets. Separately, the amount also includes a write-off of certain inventory;

We believe that adjusting net income for these non-cash charges is useful for the following reasons:

- The losses on disposals of assets in several periods described above result from the sale of assets that are no longer useful in our business and therefore represent losses that are not from our core operations;
- The write-offs of certain pre-CCMP Transaction bad debts in the year ended December 31, 2008 are non-cash charges that we believe do not reflect cash outflows after our acquisition by CCMP;
- The adjustments for unrealized mark-to-market gains and losses on copper forward and Euro contracts represent non-cash items to reflect changes in the fair value of forward contracts that have not been settled or terminated. We believe that it is useful to adjust net income for these items because the charges do not represent a cash outlay in the period in which the charge is incurred, although Adjusted EBITDA must always be used together with our U.S. GAAP statements of income and cash flows to capture the full effect of these contracts on our operating performance;
- The goodwill and trade name impairment charges recorded in the year ended December 31, 2008 and the trade name write-down recorded in the year ended December 31, 2011 are one-time items that we believe do not reflect our ongoing operations;

- The write-off of certain pre-CCMP Transaction excess inventory recorded in the year ended December 31, 2008 was a non-cash charge that we believe does not reflect cash outflows after our acquisition by CCMP.

(b) Represents share-based compensation expense to account for stock options, restricted stock and other stock awards over their vesting period.

(c) Represents the loss (gain) on extinguishment of debt from:

- for the year ended December 31, 2012, represents the loss on extinguishment of debt related to the refinancing transactions that occurred on February 9, 2012 and May 30, 2012;
- for the years ended December 31, 2011 and 2010, represents the write-off of a portion of deferred financing costs related to accelerated repayments of debt;
- for the years ended December 31, 2009 and 2008, represents non-cash gains on the extinguishment of debt repurchased by affiliates of CCMP, as described in note (3) above, which we do not expect to recur;

(d) Represents transaction costs incurred directly in connection with any investment, as defined in our credit agreement, equity issuance or debt issuance or refinancing, together with certain fees related to our Term Loan Credit Agreement or ABL Credit Agreement, such as:

- administrative agent fees and revolving credit facility commitment fees under our Term Loan Credit Agreement and ABL Credit Agreement, which we believe to be akin to, or associated with, interest expense and whose inclusion in Adjusted EBITDA is therefore similar to the inclusion of interest expense in that calculation;
- in the year ended December 31, 2012, transaction costs relating to the acquisition of the Ottomotores business and other financing costs incurred related to the dividend recapitalization transaction and security registration statement;
- in the year ended December 31, 2011, transaction costs relating to the acquisition of the Magnum Products business;
- before 2011, transaction costs relating to repurchases of debt under our first and second lien credit facilities by affiliates of CCMP, which CCMP's affiliates contributed to our company in exchange for the issuances of securities, which repurchases we do not expect to recur;

(7) Adjusted Net Income is defined as net income before provision (benefit) for income taxes adjusted for the following items: cash income tax expense, amortization of intangible assets, amortization of deferred financing costs and original issue discount related to the Company's debt, losses (gains) on extinguishment of the Company's debt, intangible asset impairment charges, transaction costs and other purchase accounting adjustments, and certain non-cash gains and losses as reflected in the reconciliation table set forth below (as applicable).

We believe Adjusted Net Income is used by securities analysts, investors and other interested parties in the evaluation of our company operations. Management believes the disclosure of Adjusted Net Income offers an additional financial metric that, when used in conjunction with U.S. GAAP results and the reconciliation to U.S. GAAP results, provides a more complete understanding of our results of operations, our cash flows, and the factors and trends affecting our business.

The adjustments included in the reconciliation table listed below are presented to illustrate the operating performance of our business in a manner consistent with the presentation used by investors and securities analysts. Similar to the Adjusted EBITDA reconciliation, these adjustments eliminate the impact of a number of items we do not consider indicative of our ongoing operating performance, such as amortization costs, transaction costs and write-offs relating to the retirement of debt. We also make adjustments to present cash taxes paid as a result of our favorable tax attributes.

Similar to Adjusted EBITDA, Adjusted Net Income does not represent, and should not be a substitute for, net income or cash flows from operations as determined in accordance with U.S. GAAP. Adjusted Net Income has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the limitations are:

- Adjusted Net Income does not reflect changes in, or cash requirements for, our working capital needs;

- although amortization is a non-cash charge, the assets being amortized may have to be replaced in the future, and Adjusted Net Income does not reflect any cash requirements for such replacements;
- other companies may calculate Adjusted Net Income differently than we do, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of net income (loss) to Adjusted Net Income:

(Dollars in thousands)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net income (loss)	$ 93,223	$ 324,643	$ 56,913	$ 43,055	$(555,955)
Provision (benefit) for income taxes	63,129	(237,677)	307	339	400
Income (loss) before provision (benefit) for income taxes	156,352	86,966	57,220	43,394	(555,555)
Amortization of intangible assets	45,867	48,020	51,808	51,960	47,602
Amortization of deferred finance costs and original issue discount	3,759	1,986	2,439	3,417	3,905
Loss (gain) on extinguishment of debt	14,308	377	4,809	(14,745)	(65,385)
Trade name write-down	—	9,389	—	—	583,486
Transaction costs and other purchase accounting adjustments	3,317	875	—	—	—
Adjusted net income before provision for income taxes	223,603	147,613	116,276	84,026	14,053
Cash income tax expense	(2,811)	(437)	(322)	(383)	(295)
Adjusted net income	$220,792	$ 147,176	$115,954	$ 83,643	$ 13,758

(8) Includes our Series A Preferred Stock and Class B Common Stock.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with "Item 6—Selected Financial Data" and the consolidated financial statements and the related notes included in Item 8 of this Annual Report on Form 10-K. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Item 1A—Risk Factors."

Overview

We are a leading designer and manufacturer of a wide range of generators and other engine powered products for the residential, light commercial, industrial and construction markets. As the only significant market participant focused predominantly on these products, we have one of the leading market positions in the power equipment market in the United States, Canada and Mexico. We design, manufacture, source and modify engines, alternators, transfer switches and other components necessary for our products. Our products are fueled by natural gas, liquid propane, gasoline, diesel and Bi-Fuel™ and are available through a broad network of independent dealers, retailers, wholesalers and equipment rental companies.

Business drivers and measures

In operating our business and monitoring its performance, we pay attention to a number of industry trends, performance measures and operational factors. The statements in this section are based on our current expectations.

Industry trends

Our performance is affected by the demand for reliable power solutions by our customer base. This demand is influenced by several important trends affecting our industry, including the following:

Increasing penetration opportunity. Many potential customers are not aware of the costs and benefits of automatic backup power solutions. We estimate that penetration rates for residential products are approximately 2.5% of U.S. single-family detached, owner-occupied households with a home value of over $100,000, as defined by the U.S. Census Bureau's 2009 American Housing Survey for the United States, and penetration rates of many light-commercial outlets such as restaurants, drug stores, and gas stations are significantly lower than penetration of hospitals and industrial locations. We believe by expanding our distribution network, continuing to develop our product line, and targeting our marketing efforts, we can continue to build awareness and increase penetration for our standby generators.

Impact of residential investment cycle. The market for residential generators is affected by the residential investment cycle and overall consumer sentiment. When homeowners are confident of their household income or net worth, they are more likely to invest in their home. These trends can have a material impact on demand for residential generators. Trends in the new housing market can also impact demand for our residential products.

Effect of large scale power disruptions. Power disruptions are an important driver of consumer awareness and have historically influenced demand for generators. Increased frequency and duration of major power outage events caused by the aging U.S. power grid increases product awareness and may drive consumers to accelerate their purchase of a standby or portable generator during the immediate and subsequent period, which we believe may last for six to twelve months for standby generators. For example, multiple major outage events that occurred over the last six quarters drove strong demand for

portable and home standby generators, and the increased awareness of these products contributed to substantial revenue growth for us in 2012. As a result of recent major power outage activity in late October/early November 2012 affecting the east coast, we have seen increased demand for our home standby and portable generators. While the full impact is uncertain, we expect near term results of operations to be positively impacted by this outage activity. While there are power outages every day across all regions of the country, major outage activity is unpredictable by nature and, as a result, our sales levels and profitability may fluctuate from period to period.

Impact of business capital investment cycle. The market for commercial and industrial stationary and mobile generators and other power equipment is affected by the capital investment cycle and overall non-residential construction and durable goods spending, as businesses either add new locations or make investments to upgrade existing locations or equipment. These trends can have a material impact on demand for these products. The capital investment cycle may differ for the various industrial and commercial end markets that we serve (industrial, telecommunications, distribution, retail, health care facilities, construction, energy and municipal infrastructure, among others). The market for these products is also affected by general economic conditions and credit availability in the geographic regions that we serve.

Operational factors

We are subject to various factors that can affect our results of operations, which we attempt to mitigate through factors we can control, including continued product development, expanded distribution, pricing and cost control. Certain operational factors that affect our business include the following:

New product start-up costs. When we launch new products, we generally experience an increase in start-up costs, including engineering expenses, expediting costs, testing expenses, marketing expenses and warranty costs, resulting in lower gross margins after the initial launch of a new product. Margins on new product introductions generally increase over the life of the product as these start-up costs decline and we focus our engineering efforts on product cost reduction.

Effect of commodity, currency and component price fluctuations. Industry-wide price fluctuations of key commodities, such as steel, copper and aluminum and other components we use in our products, together with foreign currency fluctuations, can have a material impact on our results of operations. We have historically attempted to mitigate the impact of rising commodity, currency and component prices through improved product design and sourcing, manufacturing efficiencies, price increases and select hedging transactions. Our results are also influenced by changes in fuel prices in the form of freight rates, which in some cases are borne by our customers and in other cases are paid by us.

Other factors

Other factors that affect our results of operations include the following:

Factors influencing interest expense. Interest expense can be impacted by a variety of factors, including market fluctuations in LIBOR, interest rate election periods, interest rate swap agreements and repayments of indebtedness. Interest expense increased in 2012 compared to 2011, primarily due to a slight increase in the weighted-average cost of debt associated with the Credit Agreement (see footnote #6—Credit Agreement), for the period between February 9, 2012 and May 29, 2012, as well as an increase in outstanding debt and the weighted-average cost of debt associated with the Term Loan Credit Agreement (defined below), for the period between May 30, 2012 and December 31, 2012.

Factors influencing provision for income taxes. Because we made a Section 338(h)(10) election in connection with the CCMP Transactions, we have $1.1 billion of tax-deductible goodwill and intangible asset amortization remaining as of December 31, 2012 that we expect to generate cash tax savings of

$422 million through 2021, assuming continued profitability and a 39% tax rate. The amortization of these assets for tax purposes is expected to be $122 million annually through 2020 and $102 million in 2021, which generates annual cash tax savings of $48 million through 2020 and $40 million in 2021, assuming profitability and a 39% tax rate. Additionally, we have federal net operating loss, or NOL, carry-forwards of $54.1 million as of December 31, 2012, which we expect to generate an additional $18.9 million of federal cash tax savings at a 35% rate when and if utilized. Based on current business plans, we believe that our cash tax obligations through 2021 will be significantly reduced by these tax attributes. However, any subsequent accumulations of common stock ownership leading to a change of control under Section 382 of the U.S. Internal Revenue Code of 1986, including through sales of stock by large stockholders, all of which are outside of our control, could limit and defer our ability to utilize our net operating loss carryforwards to offset future federal income tax liabilities. We believe any limitations would not be material.

In addition, as a result of the asset acquisition of Magnum, we have approximately $52.0 million of tax deductible goodwill and intangible assets remaining as of December 31, 2012. We expect these assets to generate tax savings of $20.3 million through 2026 assuming continued profitability and a 39% tax rate. The amortization of these assets for tax purposes is expected to be $3.8 million annually through 2025 and $2.8 million in 2026, which generates an additional annual cash tax savings of $1.5 million through 2025 and $1.1 million in 2026, assuming profitability and a 39% tax rate.

Seasonality. Although there is demand for our products throughout the year, in each of the past three years approximately 16% to 25% of our net sales occurred in the first quarter, 20% to 24% in the second quarter, 26% to 30% in the third quarter and 27% to 34% in the fourth quarter, with different seasonality depending on the timing of major power outage activity in each year, such as the outage activity experienced in the third and fourth quarters of both 2011 and 2012. Due to the significant demand and awareness created by the outage events in the second half of 2012, our historical seasonality patterns may not apply in 2013.

We maintain a flexible production and supply chain schedule in order to respond to outage-driven peak demand, but typically increase production levels in the second and third quarters of each year.

Transactions with CCMP

In November 2006, affiliates of CCMP, together with certain other investors and members of our management, purchased an aggregate of $689 million of our equity capital. In addition, on November 10, 2006, Generac Power Systems borrowed an aggregate of $1.38 billion, consisting of an initial drawdown of $950 million under a $1.1 billion first lien secured credit facility and $430 million under a $430 million second lien secured credit facility. With the proceeds from these equity and debt financings, together with cash on hand at Generac Power Systems, we (1) acquired all of the capital stock of Generac Power Systems and repaid certain pre-transaction indebtedness of Generac Power Systems for $2.0 billion, (2) paid $66 million in transaction costs related to the transaction and (3) retained $3 million for general corporate purposes.

During 2007, 2008 and 2009, affiliates of CCMP acquired approximately $249.2 million of second lien term loans and $9.9 million of first lien term loans for approximately $155.9 million. CCMP's affiliates exchanged this debt for additional shares of Class B Common Stock and Series A Preferred Stock. We recorded these transactions as additional Class B Common Stock and Series A Preferred Stock based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of the shares exchanged. In connection with such issuances of our Class B Common Stock and the satisfaction of preemptive rights under the stockholders' agreement that arose from such issuances, affiliates of CCMP sold some of the shares of our Class B Common Stock to an entity affiliated with CCMP, certain other investors and certain members of our management and board of directors. In addition, in connection with such issuances of our Series A Preferred Stock and the satisfaction of

preemptive rights under the stockholders' agreement that arose from such issuances, during 2009, we issued 2,000 shares of Series A Preferred Stock for an aggregate purchase price of $20.0 million in cash to an entity affiliated with CCMP and certain members of management and our board of directors, and affiliates of CCMP sold some of the shares of Series A Preferred Stock they were issued to an entity affiliated with CCMP and a member of the board of directors at the same price.

Corporate reorganization

Our capitalization prior to the initial public offering consisted of Series A Preferred Stock, Class B Common Stock and Class A Common Stock. Our Series A Preferred Stock was entitled to a priority return preference equal to a 14% annual return on the amount originally paid for such shares and equity participation equal to 24.3% of the remaining equity value of the Company. Our Class B Common Stock was entitled to a priority return preference equal to a 10% annual return on the amount originally paid for such shares. In connection with the initial public offering, we undertook a corporate reorganization which gave effect to the conversion of our Series A Preferred Stock and Class B Common Stock into the same class of our common stock that was sold in our initial public offering while taking into account the rights and preference of those shares, including the priority returns of our Series A Preferred Stock and our Class B Common Stock and the equity participation rights of the Series A Preferred Stock. A reverse stock split was needed to reduce the number of shares to be issued to holders of our Class A and Class B Common Stock to the number that correctly reflected the proportionate interest of such stockholders in our company, taking into account the number of shares of common stock to be issued upon the conversion of our Series A Preferred Stock and the number and value of shares of common stock to be issued and sold to new investors in the initial public offering. We refer to these transactions as the "Corporate Reorganization." The specific steps in the Corporate Reorganization were as follows:

Treatment of Class B Common Stock

Our certificate of incorporation prior to the offering provided for the mandatory conversion of our Class B Voting Common Stock to Class A Common Stock in the event of an initial public offering, so that our Class B Common Stock is converted into the same class of our common stock that is to be offered in an initial public offering taking into account of the value, rights and preferences of our Class B Common Stock. In accordance with the terms of our certificate of incorporation prior to the offering, at the time we entered into an underwriting agreement with respect to the initial public offering, each share of our Class B Common Stock automatically converted into a number of shares of our Class A Common Stock equal to one plus the quotient obtained by dividing (i)(x) the amount paid for such share of Class B Common Stock plus (y) an increase to such amount equal to 10% per annum calculated and compounded quarterly on the basis of a 360-day year of twelve 30-day months and which increased amount shall be deemed to have accrued on a daily basis, by (ii) the public offering price (net of underwriting discounts and commissions). We refer to this as the "Class B Conversion." Each share of our Class B Common Stock converted into 1,118.440 shares of our Class A Common Stock. As a result of the Class B Conversion, we issued an aggregate of 88,484,700 shares of our Class A Common Stock.

Reverse stock split

Immediately following the Class B Conversion, we effected a 3.294 for one reverse stock split of our then outstanding shares of Class A Common Stock, including those shares of our Class A Common Stock issued as part of the Class B Conversion, which decreased the number of shares of our Class A Common Stock immediately after the Class B Conversion from 88,490,028 shares to 26,861,523 shares. We refer to this as the "Reverse Stock Split."

Treatment of Series A Preferred Stock

The certificate of designations for our Series A Preferred Stock prior to our initial public offering provided for the mandatory conversion of the Series A Preferred Stock to Class A Common Stock in the event of an initial public offering, so that our Series A Preferred Stock is converted into the same class of our common stock that is to be offered in an initial public offering taking into account of the value, rights and preferences of our Series A Preferred Stock. In accordance with the terms of the certificate of designations to our Series A Preferred Stock and our certificate of incorporation prior to the offering, promptly following the time we entered into an underwriting agreement with respect to the initial public offering, each share of our Series A Preferred Stock automatically converted into a number of shares of our Class A Common Stock equal to the sum of (A) the quotient obtained by dividing (i)(w) the amount paid for such share of Series A Preferred Stock plus (x) an increase to such amount equal to 14% per annum calculated and compounded quarterly on the basis of a 360-day year of twelve 30-day months and which increased amount shall be deemed to have accrued on a daily basis (the "Series A Preferred Return"), by (ii) the public offering price (net of underwriting discounts and commissions), plus (B) the product of (y) a fraction, the numerator of which is one and the denominator of which is the number of shares of our Series A Preferred Stock outstanding at such time, and (z) an additional number of shares of our Class A Common Stock that, when added to the number of shares of our Class A Common Stock outstanding at such time, including after giving effect to the Class B Conversion and the Reverse Stock Split, equaled 24.3% of the number of shares of our Class A Common Stock outstanding at such time (excluding the shares issued pursuant to clause (A) above). We refer to this as the "Series A Preferred Conversion." Each share of our Series A Preferred Stock converted into 1,724.976 shares of our Class A Common Stock (i.e., the "Series A Preferred Conversion Ratio"). As a result of the Series A Preferred Conversion, we issued an aggregate of 19,511,018 shares of our Class A Common Stock.

Reclassification of Class A Common Stock

After giving effect to the Class B Conversion, the Reverse Stock Split and the Series A Preferred Conversion, there were 46,372,541 shares of Class A Common Stock which were reclassified as common stock.

Initial public offering

On February 17, 2010, the Company completed its initial public offering of 18,750,000 shares of its common stock at a price of $13.00 per share. In addition, the underwriters exercised their option and purchased an additional 1,950,500 shares of the Company's common stock from the Company on March 18, 2010. We received a total of approximately $247.9 million in net proceeds from the initial public offering and underwriters' option exercise, after deducting the underwriting discounts and expenses. Immediately following the Corporate Reorganization, the IPO and underwriters' option exercise, we had 67,529,290 total shares of common stock outstanding.

Components of net sales and expenses

Net sales

Substantially all of our net sales are generated through the sale of our generators and other engine powered products for the residential, commercial, industrial and construction markets. We also sell engines to certain customers and service parts to our dealer network. Net sales, which include shipping and handling charges billed to customers, are recognized upon shipment of products to our customers. Related freight costs are included in cost of sales. Our generators and other products are fueled by natural gas, liquid propane, gasoline, diesel or Bi-Fuel™ systems with power output from 800W to 9mW. Our products are primarily manufactured and assembled at our Wisconsin and Mexico facilities

and distributed through thousands of outlets across North America. Our smaller kW generators for the residential, portable and commercial markets are typically built to stock, while our larger kW products for the industrial markets are generally customized and built to order.

During 2012, our net sales were affected primarily by the U.S. economy as sales outside of the United States represented only approximately 7% of total net sales.

We are not dependent on any one channel or customer for our net sales, with no single customer representing more than 7% of our net sales for the year ended December 31, 2012 and our top ten customers representing less than 29% of our net sales for the same period.

Costs of goods sold

The principal elements of costs of goods sold in our manufacturing operations are component parts, raw materials, factory overhead and labor. Component parts and raw materials comprised over 85% of costs of goods sold for the year ended December 31, 2012. The principal component parts are engines and alternators. We design and manufacture air-cooled engines for certain of our products smaller than 20kW. We source engines for certain of our smaller products and all of our products larger than 20kW. We design all the alternators for our units and manufacture alternators for certain of our units. We also manufacture other generator components where we believe we have a design and cost advantage. We source component parts from an extensive global network of reliable, high quality and value oriented suppliers.

The principal raw materials used in our manufacturing processes and in the manufacturing of the components we source are steel, copper and aluminum. We are susceptible to fluctuations in the cost of these commodities, impacting our costs of goods sold. We seek to mitigate the impact of commodity prices on our business through a continued focus on global sourcing, product design improvements and price increases in our products. However, there is typically a lag between raw material price fluctuations and their effect on our costs of goods sold.

Other sources of costs include our manufacturing facilities, factory overhead, labor and shipping costs. Factory overhead includes utilities, support personnel, depreciation, general supplies, support and maintenance. Although we attempt to maintain a flexible manufacturing cost structure, our margins can be impacted when we cannot timely adjust labor and manufacturing costs to match fluctuations in net sales.

Operating expenses

Our operating expenses consist of costs incurred to support our marketing, distribution, engineering, information systems, human resources, finance, risk management, legal and tax functions. All of these categories include personnel costs such as salaries, bonuses, employee benefit costs and taxes. We typically classify our operating expenses into four categories: selling and service, research and development, general and administrative, and amortization of intangibles.

Selling and service. Our selling and service expenses consist primarily of personnel expense, marketing expense, warranty expense and other sales expenses. Our personnel expense recorded in selling and services expenses includes the expense of our sales force responsible for our national accounts and other personnel involved in the marketing and sales of our products. Warranty expense, which is recorded at the time of sale, is estimated based on historical trends. Our marketing expenses include direct mail costs, printed material costs, product display costs, market research expenses, trade show expenses and media advertising. Marketing expenses generally increase as our sales efforts increase and are related to the launch of new product offerings and opportunities within selected markets or associated with specific events such as awareness marketing in areas impacted by major power outages, participation in trade shows and other events.

Research and development. Our research and development expenses support over 130 active research and development projects. We currently operate five advanced engineering facilities and employ over 200 engineers who focus on new product development, existing product improvement and cost reduction. Our commitment to research and development has resulted in a significant portfolio of approximately 90 U.S. and international patents and patent applications. Our research and development costs are expensed as incurred.

General and administrative. Our general and administrative expenses include personnel costs for general and administrative employees, accounting and legal professional services fees, information technology costs, insurance, travel and entertainment expense and other corporate expense.

Amortization of intangibles. Our amortization of intangibles expenses include the straight-line amortization of customer lists, patents and other intangibles assets.

Goodwill and trade name. Goodwill primarily represents the excess of amount paid over the fair market value of net tangible and intangible assets acquired in business combinations.

Other indefinite-lived intangible assets consist of trade names. The fair value of trade names is measured using a relief-from-royalty approach, which assumes the fair value of the trade name is the discounted cash flows of the amount that would be paid had we not owned the trade name and instead licensed the trade name from another company.

During the fourth quarter of 2011, we recorded a non-cash charge which primarily related to the write down of a certain trade name. We refer you to Note 2, "Critical accounting policies—Goodwill and other intangible assets," of our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information about this charge.

Other income (expense)

Our other income (expense) includes the interest expense on our outstanding borrowings and amortization of debt financing costs. In November 2006, we entered into a $950.0 million first lien term loan, $430.0 million second lien term loan and $150.0 million revolving credit facility. In February 2010, we used the net proceeds from the initial closing of the initial public offering to pay down our second lien term loan in full and to pay down a portion of our first lien term loan. In addition, in March 2010, December 2010, April 2011 and December 2011, we used cash and cash equivalents on hand to further pay down our first lien term loan principal. In February 2012, we paid our debt down further and entered into a new Credit Agreement. The Credit Agreement provided for borrowings under a $150.0 million revolving credit facility, a $325.0 million tranche A term loan facility and a $250.0 million tranche B term loan facility. In May 2012, we amended and restated our existing Credit Agreement by entering into the Term Loan Credit Agreement and the ABL Credit Agreement. The Term Loan Credit Agreement provides for a $900.0 million Term Loan and a $125.0 million uncommitted incremental term loan facility and the ABL Credit Agreement provides for borrowings under a $150.0 million ABL Facility and an uncommitted $50.0 million incremental credit facility. No amounts were outstanding under the revolving credit facility at December 31, 2012 and December 31, 2011. The amounts borrowed under our term loans bear interest at rates based upon either a base rate or LIBOR, plus an applicable margin. We also earn interest income on our cash and cash equivalents, which is included in other income (expense). We also recorded expenses related to interest rate swap agreements, which had a notional amount of $300.0 million outstanding at December 31, 2011 at an average rate of 1.5%, and a notional amount of $300.0 million outstanding at December 31, 2012 at an average rate of 2.0%. Other income (expense) may also include other financial items such as gain/loss on extinguishment of debt.

Costs related to acquisition. In 2012, our other expenses include one-time transaction-related expenses related to the acquisition of the Ottomotores businesses. In 2011, our other expenses include one-time transaction-related expenses related to the acquisition of the Magnum business.

Results of operations

Year ended December 31, 2012 compared to year ended December 31, 2011

The following table sets forth our consolidated statement of operations data for the periods indicated:

(Dollars in thousands)	Year ended December 31, 2012	Year ended December 31, 2011
Net sales	$1,176,306	$ 791,976
Costs of goods sold	735,906	497,322
Gross profit	440,400	294,654
Operating expenses:		
Selling and service	101,448	77,776
Research and development	23,499	16,476
General and administrative	46,031	30,012
Amortization of intangibles	45,867	48,020
Trade name write-down	—	9,389
Total operating expenses	216,845	181,673
Income from operations	223,555	112,981
Total other expense, net	(67,203)	(26,015)
Income before provision for income taxes	156,352	86,966
Provision for income taxes	63,129	(237,677)
Net income	$ 93,223	$ 324,643

(Dollars in thousands)	Year ended December 31, 2012	Year ended December 31, 2011
Residential power products	$ 705,444	$491,016
Commercial & Industrial power products	410,341	250,270
Other	60,521	50,690
Net sales	$1,176,306	$791,976

Net sales. Net sales increased $384.3 million, or 48.5%, to $1,176.3 million for the year ended December 31, 2012 from $792.0 million for the year ended December 31, 2011. This increase was driven by a $214.4 million, or a 43.7% increase in residential product sales largely driven by increased demand created by major power outages in recent quarters along with expanded distribution and new product offerings. Commercial & industrial product sales increased $160.1million, or 64.0%, driven primarily by the additional Magnum Products revenue, and to a lesser extent, increased shipments of natural gas backup generators.

Gross profit. Gross profit increased $145.7 million, or 49.5%, to $440.4 million for the year ended December 31, 2012 from $294.7 million for the year ended December 31, 2011. Gross profit margin for the year ended December 31, 2012 increased to 37.4% from 37.2% for the year ended December 31, 2011. Gross margin increased over the prior year primarily due to the positive impact from price increases, improved manufacturing overhead absorption and moderation in commodity costs relative to

the prior year. These margin improvements were partially offset by the mix impact from the addition of Magnum Products sales.

Operating expenses. Operating expenses increased $35.2 million to $216.8 million for the year ended December 31, 2012 from $181.7 million for the year ended December 31, 2011. These additional expenses were driven primarily by operating expenses associated with Magnum, increased sales, engineering and administrative infrastructure to support the strategic growth initiatives and higher baseline sales levels of the Company, increased incentive compensation expenses as a result of the Company's financial performance during the year, and increased variable expenses resulting from the increase in organic sales.

Other expense. Other expense increased $41.2 million, or 158.3%, to $67.2 million for the year ended December 31, 2012 from $26.0 million for the year ended December 31, 2011. Interest expense increased by $25.4 million, or 107.1% as a result of the higher debt levels from the May 2012 refinancing transaction. In addition, losses on extinguishment of debt increased $13.9 million in 2012 as a result of the February 2012 and May 2012 debt refinancing transactions.

Income tax expense. Income tax expense increased $300.8 million to a provision of $63.1 million for the year ended December 31, 2012 from a benefit of $237.7 million for the year ended December 31, 2011. The large income tax benefit in the prior year consisted primarily of the reversal of the full valuation allowance on the Company's net deferred tax assets. We refer you to Note 9, "Income Taxes," of our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information.

Net income. As a result of the factors identified above, we generated net income of $93.2 million for the year ended December 31, 2012 compared to net income of $324.6 million for the year ended December 31, 2011. The decrease in net income is due to the items previously described.

Adjusted EBITDA. Adjusted EBITDA, as reconciled in *"Item 6—Selected Financial Data,"* increased to $289.8 million, compared to $188.5 million in 2011, due to the factors discussed above.

Adjusted net income. Adjusted Net Income, as reconciled in *"Item 6—Selected Financial Data,"* increased to $220.8 million in 2012 compared to $147.2 million in 2011, due to the factors discussed above.

Year ended December 31, 2011 compared to year ended December 31, 2010

(Dollars in thousands)	Year ended December 31, 2011	2010
Net sales	$ 791,976	$592,880
Costs of goods sold	497,322	355,523
Gross profit	294,654	237,357
Operating expenses:		
Selling and service	77,776	57,954
Research and development	16,476	14,700
General and administrative	30,012	22,599
Amortization of intangibles	48,020	51,808
Trade name write-down	9,389	—
Total operating expenses	181,673	147,061
Income (loss) from operations	112,981	90,296
Total other expense, net	(26,015)	(33,076)
Loss before provision for income taxes	86,966	57,220
Provision for income taxes	(237,677)	307
Net loss	$ 324,643	$ 56,913

(Dollars in thousands)	Year ended December 31, 2011	2010
Residential power products	$491,016	$372,782
Commercial & Industrial power products	250,270	183,555
Other	50,690	36,543
Net sales	$791,976	$592,880

Net sales. Net sales increased $199.1 million, or 33.6%, to $792.0 million for the year ended December 31, 2011 from $592.9 million for the year ended December 31, 2010. This increase was driven by a $118.2 million, or a 31.7%, increase in residential product sales largely driven by demand created by the major power outages in the third and fourth quarters of 2011. The frequency and duration of these major outages in certain regions of the country led to a surge in demand for portable generators as well as increased awareness and accelerated adoption of home standby generators. Commercial and industrial product sales increased $66.7 million, or 36.3%. Magnum Products contributed $36.5 million during the fourth quarter of 2011. In addition, overall capital spending from our national account customers and strong demand for our large industrial systems also contributed to increased commercial and industrial sales. Other product sales increased $14.1 million mainly due to stronger service parts sales as a result of the major power outage events during the second half of 2011. Magnum Products also contributed $2.3 million to service parts sales during the fourth quarter of 2011.

Gross profit. Gross profit increased $57.3 million, or 24.1%, to $294.7 million for the year ended December 31, 2011 from $237.4 million for the year ended December 31, 2010, primarily due to the factors affecting net sales described above. As a percent of net sales, gross profit margin for the year ended December 31, 2011 decreased to 37.2% from 40.0% for the year ended December 31, 2010. This decline is primarily attributable to a higher sales mix of lower margin portable generators during 2011 and the mix impact from the addition of the Magnum Products business during the fourth quarter of 2011. To a lesser extent, higher commodity costs versus the prior year also contributed to the year-over-year gross margin decline.

Operating expenses. Operating expenses increased $34.6 million to $181.7 million for the year ended December 31, 2011 from $147.1 million for the year ended December 31, 2010. Selling and service expenses increased $19.8 million due to higher variable operating expenses and incentive compensation as a result of higher sales experienced during 2011. General and administration costs increased $7.4 million mainly due to increased incentive compensation and incremental stock-based compensation expense. Operating expenses also increased in 2011 as a result of investments made in infrastructure to support the strategic growth initiatives of the Company. In addition, in the fourth quarter of 2011 the Company recorded a $9.4 million non-cash charge which primarily related to the write down of a certain trade name as we strategically transition to the Generac brand. The fourth quarter of 2011 also includes operating expenses of the Magnum Products business.

Other expense. Other expense decreased $7.1 million, or 21.3%, to $26.0 million for the year ended December 31, 2011 from $33.1 million for the year ended December 31, 2010. This decrease was driven by a decline in interest expense of $3.7 million as a result of approximately $134 million of debt pre-payments made over the last thirteen months. In addition, there was a $4.4 million decrease in the write-off of deferred financing costs related to debt extinguishment. Partially offsetting the aforementioned decreases are transaction costs related to the Magnum Products acquisition totaling $0.9 million.

Income tax expense. Income tax expense decreased $238.0 million to a benefit of $237.7 million for the year ended December 31, 2011 from $0.3 million for the year ended December 31, 2010 due to a reversal of the full valuation allowance on net deferred tax assets. See discussion in Item 8—Financial Statements and Supplementary Data—Note 9 for additional information.

Net income. As a result of the factors identified above, we generated net income of $324.6 million for the year ended December 31, 2011 compared to a net income of $56.9 million for the year ended December 31, 2010. The increase in net income is due to the items previously described.

Adjusted EBITDA. Adjusted EBITDA, as reconciled in *"Item 6—Selected Financial Data,"* increased to $188.5 million, compared to $156.2 million in 2010, due to the factors discussed above.

Adjusted net income. Adjusted Net Income, as reconciled in *"Item 6—Selected Financial Data,"* increased to $147.2 million in 2011 compared to $116.0 million in 2010, due to the factors discussed above.

Liquidity and financial position

Our primary cash requirements include the payment of our raw material and components suppliers, salaries & benefits, operating expenses, interest and principal payments on our debt, and capital expenditures. We finance our operations primarily through cash flow generated from operations and, if necessary, borrowings under our revolving credit facility. In November 2006, Generac Power Systems entered into a seven-year $950.0 million first lien term loan, a seven-and-a-half year $430.0 million second lien term loan, and a six-year $150.0 million revolving credit facility. During 2010 and 2011, we used the net proceeds of our initial public offering and a substantial portion of our cash and cash equivalents on hand totaling $493.8 million to pay down our second lien term loans in full and to repay a portion of our first lien term loan. In February 2012, we paid our debt down further and entered into a new Credit Agreement. The Credit Agreement provided for borrowings under a $150.0 million revolving credit facility, a $325.0 million tranche A term loan facility and a $250.0 million tranche B term loan facility. Proceeds received by the Company from loans made under the Credit Agreement were used to repay in full all outstanding borrowings under the former credit agreement, dated as of November 10, 2006, as amended from time to time, and for general corporate purposes. In May 2012, we amended and restated our existing Credit Agreement by entering into the Term Loan Credit Agreement and the ABL Credit Agreement. The Term Loan Credit Agreement

provides for a $900.0 million Term Loan and a $125.0 million uncommitted incremental term loan facility and the ABL Credit Agreement provides for borrowings under a $150.0 million ABL Facility and an uncommitted $50.0 million incremental credit facility. Proceeds from the Term Loan were used to repay the Company's previous Credit Agreement. The remaining proceeds from the Term Loan were used, along with cash on hand, to pay a special cash dividend of $6.00 per share on the Company's common stock ("dividend recapitalization").

As a result of these refinancing transactions, the outstanding balance on the Term Loan Credit Agreement at December 31, 2012 is $881.3 million. At December 31, 2012, we had cash and cash equivalents of $108.0 million and $147.0 million of availability under our revolving credit facility. Our total indebtedness was $893.8 million at December 31, 2012, which includes a local bank facility at Ottomotores Mexico.

Long-term liquidity

We believe that our cash flow from operations, our availability under our revolving credit facility, combined with our relatively low ongoing capital expenditure requirements and favorable tax attributes, will provide us with sufficient capital to continue to grow our business in the next twelve months and beyond. We will use a portion of our cash flow to pay principal and interest on our outstanding debt, impacting the amount available for working capital, capital expenditures and other general corporate purposes. As we continue to expand our business, we may in the future require additional capital to fund working capital, capital expenditures, or acquisitions.

Cash flow

Year ended December 31, 2012 compared to year ended December 31, 2011

The following table summarizes our cash flows by category for the periods presented:

	Year ended December 31,			
(Dollars in thousands)	**2012**	**2011**	**Change**	**% Change**
Net cash provided by operating activities	$ 235,594	$169,712	$ 65,882	38.8%
Net cash used in investing activities	$ (69,345)	$ (95,953)	$ 26,608	27.7%
Net cash used in financing activities	$(151,352)	$ (59,216)	$(92,136)	(155.6)%

Net cash provided by operating activities was $235.6 million for 2012 compared to $169.7 million in 2011. This increase of $65.9 million, or 38.8%, is primarily attributable to strong operating earnings partially offset by increased working capital investments, such as increases in inventory levels to support higher production rates.

Net cash used for investing activities for the year ended December 31, 2012 was $69.3 million. This included $22.4 million used for the purchase of property and equipment and $47.0 million for the acquisition of the Ottomotores businesses. Net cash used for investing activities for the year ended December 31, 2011 was $96.0 million and included $12.1 million used for the purchase of property and equipment and $83.9 million for the acquisition of the Magnum Products business. The increase in purchases of property and equipment was primarily driven by the purchase of a manufacturing facility and expansion of our corporate headquarters and engineering lab facilities.

Net cash used in financing activities was $151.4 million for the year ended December 31, 2012, an increase of $92.1 million in net cash outflows from 2011 primarily representing the net cash impact of our refinancing activities and dividend recapitalization transaction during the first half of 2012, including gross proceeds from long-term borrowings of $1,455.6 million offset by $1,175.1 million of long-term borrowing repayments. The Company made $25.7 million of cash payments for transaction fees incurred in connection with these refinancing transactions. Following the refinancing, the Company

paid a special cash dividend of $6.00 per share ($404.3 million, which excludes dividends for unvested restricted stock) on the Company's common stock during the second quarter of 2012.

Year ended December 31, 2011 compared to year ended December 31, 2010

The following table summarizes our cash flows by category for the periods presented:

(Dollars in thousands)	Year ended December 31, 2011	2010	Change	% Change
Net cash provided by operating activities	$169,712	$ 114,481	$ 55,231	48.2%
Net cash used in investing activities	$(95,953)	$ (11,204)	$(84,749)	(756.4)%
Net cash provided (used) by financing activities	$(59,216)	$(186,001)	$126,785	68.2%

Net cash provided by operating activities was $169.7 million for 2011 compared to $114.5 million in 2010. This increase of $55.2 million, or 48.2%, is primarily attributable to increased sales volume during 2011 and to a lesser extent favorable net cash inflows from working capital in 2011 compared to net cash flow outflows from working capital in 2010.

Net cash used for investing activities for the year ended December 31, 2011 was $96.0 million. This included $12.1 million used for the purchase of property and equipment and $83.9 million for the acquisition of the Magnum Products business. Net cash used for investing activities for the year ended December 31, 2010 was $11.2 million and included $9.6 million used for the purchase of property and equipment and $1.6 million for a business acquisition, net of cash acquired.

Net cash used in financing activities was $59.2 million for the year ended December 31, 2011, a decrease of $126.8 million in net cash outflows from 2010 due to higher levels of debt payments made in 2010 totaling $434.3 million which were offset by $248.3 million of proceeds from the issuance of common stock. In 2011, $59.4 million of payments on debt were made.

Senior secured credit facilities

In November 2006, as part of the CCMP Transactions, Generac Power Systems (the "Borrower") entered into (i) a first lien credit facility with Goldman Sachs Credit Partners L.P., as administrative agent, composed of (x) a $950.0 million term loan, which was scheduled to mature in November 2013 and (y) a $150.0 million revolving credit facility, which was scheduled to mature in November 2012, and (ii) a second lien credit facility with JP Morgan Chase Bank, N.A., as administrative agent, composed of a $430.0 million term loan, which was scheduled to mature in May 2014.

During 2010 and 2011, we used the net proceeds of our initial public offering and a substantial portion of our cash and cash equivalents on hand totaling $493.8 million to pay down our second lien term loans in full and to repay a portion of our first lien term loans. As a result of these pay downs, the outstanding balance on the first lien credit facility was reduced to $597.9 million as of December 31, 2011, and our second lien credit facility was repaid in full and terminated. We refer you to Note 6, "Credit Agreements," of our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information about this credit facility.

On February 9, 2012, Generac Power Systems repaid an additional $22.9 million against its first lien term loan and entered into new senior secured credit facilities. The new credit facilities included a new five-year $150.0 million revolving credit facility, a five-year $325.0 million tranche A term loan facility and a seven-year $250.0 million tranche B term loan facility. Proceeds from loans made under the new credit facilities were used to repay in full all first lien term loans outstanding under our former first lien credit facility, and for general corporate purposes. As a result of the repayments of debt and refinancing, our total indebtedness was $575.0 million and there were no borrowings on the revolving credit facility at February 9, 2012.

From February 9, 2012 through May 30, 2012, the new revolving credit facility and tranche A term loan facility initially incurred interest at rates based upon either a base rate plus an applicable margin of 1.25% or adjusted LIBOR rate plus an applicable margin of 2.25%. The tranche B term loan facility incurred interest at rates based upon either a base rate (which, with respect to such tranche B term loan facility, will not be less than 2.00%) plus an applicable margin of 1.75% or adjusted LIBOR rate (which, with respect to such tranche B term loan facility, will not be less than 1.00%) plus an applicable margin of 2.75%. In subsequent periods through May 30, 2012, the new revolving credit facility and the tranche A term loan facility incurred interest at rates based upon either a base rate plus an applicable margin ranging from 0.75% to 1.50% or adjusted LIBOR rate plus an applicable margin ranging from 1.75% to 2.50%, each determined based on a leverage ratio.

On May 30, 2012, the Borrower amended and restated its then existing Credit Agreement by entering into a new credit agreement ("Term Loan Credit Agreement") with certain commercial banks and other lenders. The Term Loan Credit Agreement provides for a $900.0 million term loan B credit facility ("Term Loan") and a $125.0 million uncommitted incremental term loan facility. The Term Loan Credit Agreement matures on May 30, 2018. Proceeds from the Term Loan were used to repay the Company's previous Credit Agreement. The remaining proceeds from the Term Loan were used, along with cash on hand, to pay a special cash dividend of $6.00 per share on the Company's common stock. We refer you to Note 13, "Special Cash Dividend," of our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information.

The Term Loan is guaranteed by all of the Borrower's wholly-owned domestic restricted subsidiaries and the Parent, and is secured by associated collateral agreements which pledge a first priority lien on virtually all of the Borrower's assets, including fixed assets and intangibles, and the assets of the guarantors (other than the Company), other than all cash, trade accounts receivable, inventory, and other current assets and proceeds thereof, which are secured by a second priority lien.

The Term Loan amortizes in equal installments of 0.25% of the original principal amount of the Term Loan payable on the first day of April, July, October and January commencing on October 1, 2012 until the maturity date of the Term Loan. The final principal repayment installment of the Term Loan is required to be repaid on the maturity date in an amount equal to the aggregate principal amount of the Term Loan outstanding on such date. In February 2013, the Borrower made an $80.0 million debt prepayment that was applied to all required future principal amortizations. The Term Loan initially bears interest at rates based upon either a base rate plus an applicable margin of 4.00% or adjusted LIBOR rate plus an applicable margin of 5.00%, subject to a LIBOR floor of 1.25%.

The Term Loan Credit Agreement restricts the circumstances in which the Borrower can pay distributions and dividends, which are in addition to those to be paid in connection with the Transactions (as defined in the Term Loan Credit Agreement). Payments can be made by the Borrower to the Company or other parent companies for certain expenses such as operating expenses in the ordinary course, fees and expenses related to any debt or equity offering and to pay franchise or similar taxes. Dividends can be used to repurchase equity interests, subject to limitations in certain circumstances. Additionally, the Term Loan Credit Agreement restricts the aggregate amount of dividends and distributions that can be paid and, in certain circumstances, requires Pro Forma (as defined in the Term Loan Credit Agreement) compliance with certain fixed charge coverage ratios in order to pay certain dividends or distributions. The Term Loan Credit Agreement also contains certain other affirmative and negative covenants that, among other things, provide limitations on the incurrence of additional indebtedness, liens on property, sale and leaseback transactions, investments, loans and advances, mergers or consolidations, asset sales, acquisitions, transactions with affiliates, prepayments of certain other indebtedness and modifications of the Company's organizational documents. The Term Loan Credit Agreement does not contain any financial maintenance covenants.

The Term Loan Credit Agreement contains customary events of default, including, among others, nonpayment of principal, interest or other amounts, failure to perform covenants, inaccuracy of representations or warranties in any material respect, cross-defaults with other material indebtedness, certain undischarged judgments, the occurrence of certain ERISA or bankruptcy or insolvency events or the occurrence of a change in control (as defined in the Term Loan Credit Agreement). A bankruptcy or insolvency event of default causes such obligations to automatically become immediately due and payable.

The effective interest rate on the Term Loan on December 31, 2012, inclusive of the impact of outstanding interest rate swaps, was 6.5%. The effective interest rate, excluding the effect of interest rate swaps in place on the Term Loan on December 31, 2012, was 6.3%.

Concurrent with the closing of the Term Loan Credit Agreement, on May 30, 2012, the Borrower also entered into a new revolving credit agreement (the "ABL Credit Agreement") with certain commercial banks and other lenders. The ABL Credit Agreement provides for borrowings under a $150.0 million senior secured ABL revolving credit facility (the "ABL Facility"). The size of the ABL Facility could increase by $50.0 million pursuant to an uncommitted incremental credit facility. The ABL Credit Agreement matures May 30, 2017.

Borrowings under the ABL Facility are guaranteed by all of the Borrower's wholly-owned domestic restricted subsidiaries and the Parent, and are secured by associated collateral agreements which pledge a first priority lien on all cash, trade accounts receivable, inventory, and other current assets and proceeds thereof, and a second priority lien on all other assets, including fixed assets and intangibles of the Borrower, certain domestic subsidiaries of the Borrower and the guarantors (other than the Company).

Borrowings under the ABL Facility bear interest at rates based upon either a base rate plus an applicable margin of 1.00% or adjusted LIBOR rate plus an applicable margin of 2.00%, in each case, subject to adjustments based upon average availability under the ABL Facility. The ABL Credit Agreement requires the Borrower to maintain a minimum consolidated fixed charge coverage ratio of 1.0x, tested on a quarterly basis, when Availability plus the amount of Qualified Cash (up to $5 million) (as defined in the ABL Credit Agreement) under the ABL Facility is less than the greater of (i) 10.0% of the lesser of the aggregate commitments and the applicable borrowing base under the ABL Facility or (ii) $10.0 million. The ABL Credit Agreement also contains covenants and events of default substantially similar to those in the Term Loan Credit Agreement, as described above. The Company is required to pay an ABL Facility commitment fee of 0.50% on the average available unused commitment. As of December 31, 2012, the Company had $147.0 million of availability under the ABL facility, net of outstanding letters of credit. As of December 31, 2012, the Company's interest rate on the ABL Facility was 1.96%. There were no borrowings outstanding under the ABL Facility as of December 31, 2012.

The ABL Credit Agreement provides the Company the ability to issue letters of credit. Outstanding undrawn letters of credit reduced availability under the Company's ABL Facility. The letters of credit accrued interest at a rate of 1.88%, paid quarterly on the undrawn daily aggregate exposure of the preceding quarter. This rate is subject to meeting certain financial ratios. At December 31, 2012 and 2011, letters of credit outstanding were $3.0 million and $5.8 million, and interest rates were 1.88% and 2.13% respectively.

Covenant compliance

The first lien credit facility in place at December 31, 2011 required Generac Power Systems to maintain a leverage ratio of consolidated total debt, net of unrestricted cash and marketable securities, to EBITDA (as defined in such first lien credit facility). We refer to the calculation of EBITDA under and as defined in such first lien credit facility in this annual report as "Covenant EBITDA." Covenant

EBITDA and the leverage ratio were calculated based on the four most recently completed fiscal quarters of Generac Power Systems. Based on the formulations set forth in the first lien credit facility, Generac Power Systems was required to maintain a maximum leverage ratio of 4.75 to 1.00 as of December 31, 2011 and for the remainder of the term of such first lien credit agreement. As of December 31, 2011, Generac Power Systems' leverage ratio was 2.83 to 1.00. Failure to comply with this covenant would have resulted in an event of default under the first lien credit facility unless waived by the lender thereunder. Generac Power Systems was in compliance with the financial covenants under the first lien credit facility as of December 31, 2010 and December 31, 2011. We refer you to Note 6, "Credit Agreements," of our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information about the first lien credit facility.

Effective February 9, 2012 through May 30, 2012, the new credit facilities required Generac Power Systems to maintain a leverage ratio of consolidated total debt, net of unrestricted cash and marketable securities, to EBITDA (as defined in the new credit agreement) and an interest coverage ratio of EBITDA to cash interest expense (as defined in the new credit agreement). The calculation of EBITDA under and as defined in the new credit agreement is referred to in this annual report as "Covenant EBITDA." Covenant EBITDA, the leverage ratio and interest coverage ratio were calculated based on the four most recently completed fiscal quarters of Generac Power Systems. Based on the formulations set forth in the new credit agreement, Generac Power Systems was required to maintain a maximum leverage ratio of 4.00 to 1.00 from the periods June 30, 2012 to September 30, 2012, and 3.75 to 1.00 thereafter. Additionally, Generac Power Systems was required to maintain a minimum interest coverage ratio of 2.50 to 1.00 from June 30, 2012 to September 30, 2012, 2.75 to 1.00 from December 31, 2012 to June 30, 2013, 3.00 to 1.00 from September 30, 2013 to June 30, 2014 and 3.25 to 1.00 thereafter.

On May 30, 2012, the Borrower amended and restated its then existing Credit Agreement by entering into a new credit agreement ("Term Loan Credit Agreement") with certain commercial banks and other lenders. The Term Loan Credit Agreement provides for a $900.0 million term loan B credit facility ("Term Loan").

The Term Loan Credit Agreement restricts the aggregate amount of dividends and distributions that can be paid and, in certain circumstances, requires Pro Forma (as defined in the Term Loan Credit Agreement) compliance with certain fixed charge coverage ratios in order to pay certain dividends or distributions. The Term Loan Credit Agreement also contains certain other affirmative and negative covenants that, among other things, provide limitations on the incurrence of additional indebtedness, liens on property, sale and leaseback transactions, investments, loans and advances, mergers or consolidations, asset sales, acquisitions, transactions with affiliates, prepayments of certain other indebtedness and modifications of the Company's organizational documents.

The Term Loan Credit Agreement does not contain any financial maintenance covenants.

The Term Loan Credit Agreement contains customary events of default, including, among others, nonpayment of principal, interest or other amounts, failure to perform covenants, inaccuracy of representations or warranties in any material respect, cross-defaults with other material indebtedness, certain undischarged judgments, the occurrence of certain ERISA or bankruptcy or insolvency events or the occurrence of a change in control (as defined in the Term Loan Credit Agreement). A bankruptcy or insolvency event of default causes such obligations to automatically become immediately due and payable.

Concurrent with the closing of the Term Loan Credit Agreement, on May 30, 2012, the Borrower also entered into a new revolving credit agreement (the "ABL Credit Agreement") with certain commercial banks and other lenders. The ABL Credit Agreement provides for borrowings under a $150.0 million senior secured ABL revolving credit facility (the "ABL Facility"). The size of the ABL Facility could increase by $50.0 million pursuant to an uncommitted incremental credit facility. The ABL Credit Agreement also contains covenants and events of default substantially similar to those in the Term Loan Credit Agreement, as described above.

As of December 31, 2012, $881.3 million of borrowings were outstanding under the Term Loan. As of December 31, 2011, $597.9 million of borrowings were outstanding under the first lien credit facility. On February 11, 2013, Generac Power Systems repaid an additional $80.0 million against its Term Loan, which was applied against all required future principal amortizations. As of February 11, 2013, a total of $801.3 million were outstanding under the Term Loan. There were no borrowings outstanding under the ABL Facility as of December 31, 2012.

Contractual obligations

The following table summarizes our expected payments for significant contractual obligations as of December 31, 2012:

(Dollars in thousands) **Payment due by period** **Contractual obligations**	**Total**	**Less than 1 year**	**2 - 3 years**	**4 - 5 years**	**After 5 years**
Long-term debt, including current portion(1)	$ 881,268	$ 82,250	$ —	$ —	$799,018
Interest on long-term debt(2)	279,703	51,618	103,353	103,495	21,237
Operating leases	1,760	825	809	126	—
Total contractual cash obligations(3)	$1,162,731	$134,693	$104,162	$103,621	$820,255

(1) On May 30, 2012, the Borrower amended and restated its then existing Credit Agreement by entering into a new credit agreement ("Term Loan Credit Agreement") with certain commercial banks and other lenders. The Term Loan Credit Agreement provides for a $900.0 million term loan B credit facility ("Term Loan") and a $125.0 million uncommitted incremental term loan facility. The Term Loan Credit Agreement matures on May 30, 2018. In February 2013, the Borrower made an $80.0 million debt prepayment that was applied to all required future principal amortizations.

(2) Assumes $80.0 million voluntary prepayment on February 11, 2013, and remaining debt will remain outstanding until maturity and using the interest rates in effect for our senior secured credit facilities as of December 31, 2012.

(3) Pension obligations are excluded from this table as we are unable to estimate the timing of payment due to the inherent assumptions underlying the obligation. However, the Company estimates we will contribute $1.0 million to our pension plans in 2013.

Capital expenditures

Our operations require capital expenditures for technology, tooling, equipment, capacity expansion and upgrades. Capital expenditures were $22.4 million and $12.1 million for the years ended December 31, 2012 and 2011, respectively, and were funded through cash from operations.

Off-balance sheet arrangements

We have an arrangement with a finance company to provide floor plan financing for selected dealers. This arrangement provides liquidity for our dealers by financing dealer purchases of products

with credit availability from the finance company. We receive payment from the finance company after shipment of product to the dealer and our dealers are given a longer period of time to pay the finance provider. If our dealers do not pay the finance company, we may be required to repurchase the applicable inventory held by the dealer.

Total inventory financed accounted for approximately 6% of net sales for the year ended December 31, 2011 and approximately 7% of net sales for the year ended December 31, 2012. The amount financed by dealers which remained outstanding was $10.0 million and $16.6 million as of December 31, 2011 and 2012, respectively.

Critical accounting policies

In preparing the financial statements in accordance with accounting principles generally accepted in the U.S., management is required to make estimates and assumptions that have an impact on the asset, liability, revenue and expense amounts reported. These estimates can also affect supplemental information disclosures of the Company, including information about contingencies, risk and financial condition. The Company believes, given current facts and circumstances, that its estimates and assumptions are reasonable, adhere to accounting principles generally accepted in the U.S., and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates and estimates may vary as new facts and circumstances arise. The Company makes routine estimates and judgments in determining net realizable value of accounts receivable, inventories, property, plant and equipment, and prepaid expenses. Management believes the Company's most critical accounting estimates and assumptions are in the following areas: goodwill and other indefinite-lived intangible asset impairment assessment, defined benefit pension obligations, estimates of allowance for doubtful accounts, excess and obsolete inventory reserves, product warranty, other contingencies, derivative accounting, income taxes, and share based compensation.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over fair value of identifiable net assets acquired from business acquisitions. Goodwill is not amortized, but is reviewed for impairment on an annual basis and between annual tests if indicators of impairment are present. The Company conducts its annual impairment test for goodwill on October 31st of each year. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset.

The Company uses a two-step process to test for goodwill impairment. First, the reporting unit's fair value is compared to its carrying value. Fair value is estimated using a combination of qualitative analyses, a discounted cash flow approach and a market approach. If a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired, and the second step of the impairment test would be performed. The second step of the goodwill impairment test is used to measure the amount of the potential impairment loss. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge would be recorded for the difference if the carrying value exceeds the implied fair value of the goodwill.

The Company performed the required annual impairment tests for fiscal years 2012, 2011 and 2010 and found no impairment of goodwill.

Other indefinite-lived intangible assets consist of trade names. The Company tests the carrying value these trade names by comparing the assets fair value to its carrying value. Fair value was measured using a relief-from-royalty approach, which assumes the fair value of the trade name is the

discounted cash flows of the amount that would be paid had the Company not owned the trade name and instead licensed the trade name from another company. The Company conducts its annual impairment test for indefinite-lived intangible assets on October 31st of each year.

The Company performed the required annual impairment tests for fiscal years 2012 and 2010 and found no impairment of indefinite-lived trade names. During the fourth quarter of 2011, the Company decided to strategically transition certain products to their more widely known Generac brand. Based on this decision, the Company recorded a $9.4 million non-cash trade name impairment charge as of October 31, 2011 which primarily related to the write down of the impacted trade name to net realizable value.

We can make no assurances that remaining goodwill or indefinite-lived trade names will not be impaired in the future. When preparing a discounted cash flow analysis, we make a number of key estimates and assumptions. We estimate the future cash flows of the business based on historical and forecasted revenues and operating costs. This, in turn, involves further estimates, such as estimates of future growth rates and inflation rates. In addition, we apply a discount rate to the estimated future cash flows for the purpose of the valuation. This discount rate is based on the estimated weighted average cost of capital for the business and may change from year to year. Weighted average cost of capital includes certain assumptions such as market capital structures, market betas, risk-free rate of return and estimated costs of borrowing. Changes in these key estimates and assumptions, or in other assumptions used in this process, could materially affect our impairment analysis for a given year. Additionally, since our measurement also considers a market approach, changes in comparable public company multiples can also materially impact our impairment analysis.

In the long term, our remaining goodwill and indefinite-lived trade name balances could be further impaired in future periods. A number of factors, many of which we have no ability to control, could affect our financial condition, operating results and business prospects and could cause actual results to differ from the estimates and assumptions we employed. These factors include:

- a prolonged global economic crisis;
- a significant decrease in the demand for our products;
- the inability to develop new and enhanced products and services in a timely manner;
- a significant adverse change in legal factors or in the business climate;
- an adverse action or assessment by a regulator; and
- successful efforts by our competitors to gain market share in our markets.

Our cash flow assumptions are based on historical and forecasted revenue, operating costs and other relevant factors. If management's estimates of future operating results change or if there are changes to other assumptions, the estimate of the fair value of our business may change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our operating results and financial condition.

Defined benefit pension obligations

The funded status of our pension plans is more fully described in Note 9 to our audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K. As discussed in Note 9, the pension benefit obligation and related pension expense or income are calculated in accordance with ASC 715-30, *Defined Benefit Plans—Pension*, and are impacted by certain actuarial assumptions, including the discount rate and the expected rate of return on plan assets.

Rates are evaluated on an annual basis considering such factors as market interest rates and historical asset performance. Actuarial valuations for fiscal year 2012 used a discount rate of 4.10% for

the salaried pension plan and 4.14% for the hourly pension plan. Our discount rate was selected using a methodology that matches plan cash flows with a selection of Moody's Aa or higher rated bonds, resulting in a discount rate that better matches a bond yield curve with comparable cash flows. In estimating the expected return on plan assets, we study historical markets and preserve the long-term historical relationships between equities and fixed-income securities. We evaluate current market factors such as inflation and interest rates before we determine long-term capital market assumptions and review peer data and historical returns to check for reasonableness and appropriateness. Changes in the discount rate and return on assets can have a significant effect on the funded status of our pension plans, stockholders' equity and related expense. We cannot predict these changes in discount rates or investment returns and, therefore, cannot reasonably estimate whether the impact in subsequent years will be significant.

The funded status of our pension plans is the difference between the projected benefit obligation and the fair value of its plan assets. The projected benefit obligation is the actuarial present value of all benefits expected to be earned by the employees' service adjusted for future potential wage increases.

Our funding policy for our pension plans is to contribute amounts at least equal to the minimum annual amount required by applicable regulations. Given this policy, we expect to make $1.0 million in contributions to our pension plans in 2013.

Allowance for doubtful accounts, excess and obsolete inventory reserves, product warranty reserves and other contingencies

The reserves, if any, for customer rebates, product warranty, product liability, litigation, excess and obsolete inventory and doubtful accounts are fact-specific and take into account such factors as specific customer situations, historical experience, and current and expected economic conditions. These reserves are reflected under Notes 2, 4, 5 and 16 to our audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Derivative accounting

We have interest rate swap contracts, or the Swaps, in place to fix a portion of our variable rate indebtedness. Due to the incorporation of a new interest rate floor provision in the Term Loan Credit Agreement, which constitutes a change in critical terms, the Company concluded that as of May 30, 2012, the outstanding swaps would no longer be highly effective in achieving offsetting changes in cash flows during the periods the hedges are designated. As a result, the Company was required to de-designate the hedges as of May 30, 2012. Beginning May 31 2012, the effective portion of the swaps prior to the change (i.e. amounts previously recorded in Accumulated Other Comprehensive Loss) have been and will continue to be amortized as interest expense over the period of the originally designated hedged transactions which have various dates through October 2013. Future changes in fair value of the swaps have been and will continue to be immediately recognized in the consolidated statements of comprehensive income as interest expense.

As required by ASC 815 *Derivatives and Hedging,* we record the Swaps at fair value pursuant to ASC 820 *Fair Value Measurements and Disclosures*, which defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value. When determining the fair value of the Swaps, we considered our credit risk in accordance with ASC 820. The fair value of the Swaps, including the impact of credit risk, at December 31, 2012 and 2011 was a liability of $3.0 million and $5.3 million, respectively.

Income taxes

We account for income taxes in accordance with ASC 740 *Income Taxes*. Our estimate of income taxes payable, deferred income taxes and the effective tax rate is based on an analysis of many factors

including interpretations of federal, state and international income tax laws, the difference between tax and financial reporting bases of assets and liabilities, estimates of amounts currently due or owed in various jurisdictions, and current accounting standards. We review and update our estimates on a quarterly basis as facts and circumstances change and actual results are known.

We have generated significant deferred tax assets as a result of goodwill and intangible asset book versus tax differences as well as significant net operating loss carryforwards. In assessing the realizability of these deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of September 30, 2011, we were in a three year cumulative loss position and had a full valuation allowance recorded against our net deferred tax assets. In the fourth quarter of 2011, we came out of a three-year cumulative loss position and, as part of the normal assessment of the future realization of our net deferred tax assets, determined that a valuation allowance was no longer required. As a result, the valuation allowance previously recorded was reversed in the fourth quarter of 2011 and was recorded as a component of the income tax provision.

Ottomotores Brazil, acquired in the Ottomotores acquisition in December 2012, is in a three-year cumulative net loss position and therefore we have not considered expected future taxable income in analyzing the realizability of their deferred tax assets as of December 31, 2012. As a result, a full valuation allowance was recorded in the opening balance sheet for the deferred tax assets of Ottomotores Brazil.

In performing the assessment of the realization of our deferred tax assets as of December 31, 2012, excluding Ottomotores Brazil, we have determined that it is more likely than not that our deferred tax assets will be realized, and therefore no valuation allowance is required.

Share based compensation

Under the fair value recognition provisions of ASC 718 *Compensation—Stock Compensation*, share based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. Determining the fair value of share based awards at the grant date requires judgment, including estimating expected dividends and market volatility of our stock. In addition, judgment is also required in estimating the amount of share based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share based compensation expense and our results of operations could be impacted.

New Accounting Standards

For information with respect to new accounting pronouncements and the impact of these pronouncements on our consolidated financial statements, we refer you to Note 2, "New Accounting Pronouncements," of our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in foreign currency exchange rates, commodity prices and interest rates. To reduce the risk from changes in certain foreign currency exchange rates and commodity prices, we use financial instruments from time to time. We do not hold or issue financial instruments for trading purposes.

Foreign currency

We are exposed to foreign currency exchange risk as a result of purchasing from suppliers in other countries. Periodically, we utilize foreign currency forward purchase and sales contracts to manage the volatility associated with foreign currency purchases in the normal course of business. Contracts typically have maturities of one year or less. Realized and unrealized gains and losses on transactions denominated in foreign currency are recorded in earnings as a component of cost of goods sold. At December 31, 2012 and December 31, 2011, we had no foreign exchange contracts outstanding.

On February 18, 2010, we entered into a ten-month foreign currency average rate option transaction for Euros with a total notional amount of $2.5 million and a termination date of December 31, 2010. Total losses recognized in the consolidated statement of comprehensive income for foreign currency contracts were $100,000. The primary objective of this hedging activity is to mitigate the impact of potential price fluctuations of the Euro on our financial results.

With the purchase of the Ottomotores businesses in December 2012, a small portion of revenues and expenses are now denominated in Mexican Pesos and Brazilian Real.

Commodity prices

We are a purchaser of commodities and of components manufactured from commodities, including steel, aluminum, copper and others. As a result, we are exposed to fluctuating market prices for those commodities. While such materials are typically available from numerous suppliers, commodity raw materials are subject to price fluctuations. We generally buy these commodities and components based upon market prices that are established with the supplier as part of the purchase process. Depending on the supplier, these market prices may reset on a periodic basis based on negotiated lags. To the extent that commodity prices increase and we do not have firm pricing from our suppliers, or our suppliers are not able to honor such prices, we may experience a decline in our gross margins to the extent we are not able to increase selling prices of our products or obtain manufacturing efficiencies or supply chain savings to offset increases in commodity costs.

Periodically, we engage in certain commodity risk management activities. The primary objectives of these activities are to understand and mitigate the impact of potential price fluctuations on our financial results. Generally, these risk management transactions will involve the use of commodity derivatives to protect against exposure resulting from significant price fluctuations.

We primarily utilize commodity contracts with maturities of one year or less. These are intended to offset the effect of price fluctuations on actual inventory purchases. The primary objective of the hedge is to mitigate the impact of potential price fluctuations of copper on our financial results. As of December 31, 2012, we had the following commodity forward contracts outstanding (in thousands):

Hedged Item	Number of Contracts Outstanding	Effective Date	Aggregate Notional Amount	Fixed Copper Price
Copper	1	January 1, 2013 to September 30, 2013	$3,472	$3.50 per LB

For additional information on the Company's commodity forward contracts, including amounts charged to the statement of comprehensive income during 2012, see Note 2 to our audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Interest rates

As of December 31, 2012, a portion of the outstanding debt under our term loans was subject to floating interest rate risk. As of this date, we had the following interest rate swap contracts outstanding (in thousands):

Hedged Item	Contract Date	Effective Date	Notional Amount	Fixed LIBOR Rate	Expiration Date
Interest rate	April 1, 2011	October 1, 2012	$100,000	2.22%	October 1, 2013
Interest rate	April 1, 2011	July 1, 2012	$200,000	1.905%	July 1, 2013

At December 31, 2012, the fair value of the swaps reduced for our credit risk and excluding related accrued interest was a liability of $3.0 million. For additional information on the Company's interest rate swaps, including amounts charged to the statement of comprehensive income during 2012, see Note 2 to our audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K. Even after giving effect to these swaps, we are exposed to risks due to changes in interest rates with respect to the portion of our term loans that are not covered by the swaps. A hypothetical change in the LIBOR interest rate of 100 basis points would have changed annual cash interest expense by approximately $0.5 million (or, without the swaps in place, $0.3 million). The existence of a 1.25% LIBOR floor provision in our new Term Loan Credit Agreement, effective May 30, 2012, significantly limits the impact of a hypothetical 100 basis point change in LIBOR at current December 31, 2012 LIBOR rates.

Due to the incorporation of a new interest rate floor provision in the Term Loan Credit Agreement, which constitutes a change in critical terms, the Company concluded that as of May 30, 2012, the outstanding swaps would no longer be highly effective in achieving offsetting changes in cash flows during the periods the hedges are designated. As a result, the Company was required to de-designate the hedges as of May 30, 2012. Beginning May 31, 2012, the effective portion of the swaps prior to the change (i.e. amounts previously recorded in Accumulated Other Comprehensive Loss) have been and will continue to be amortized as interest expense over the period of the originally designated hedged transactions which have various dates through October 2013. Future changes in fair value of the swaps have been and will continue to be immediately recognized in the consolidated statements of comprehensive income as interest expense.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Generac Holdings Inc.

We have audited Generac Holdings Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Generac Holdings Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Ottomotores UK Ltd., which is included in the December 31, 2012 consolidated financial statements of Generac Holdings Inc. and constituted 4.6% and 8.7% of total and net assets, respectively, as of December 31, 2012 and 0.6% and 0.3% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Generac Holdings Inc. also did not include an evaluation of the internal control over financial reporting of Ottomotores UK Ltd.

In our opinion, Generac Holdings Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2012 and 2011, and related consolidated statements of comprehensive income, redeemable stock and stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012 of Generac Holdings Inc. and our report dated March 13, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, WI, USA
March 13, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Generac Holdings Inc.

We have audited the accompanying consolidated balance sheets of Generac Holdings Inc. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, redeemable stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Generac Holdings Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Generac Holdings Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, WI, USA
March 13, 2013

Generac Holdings Inc.

Consolidated Balance Sheets

(Dollars in Thousands, Except Share and Per Share Data)

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 108,023	$ 93,126
Accounts receivable, less allowance for doubtful accounts of $1,166 in 2012 and $789 in 2011	134,978	109,705
Inventories	225,817	162,124
Deferred income taxes	48,687	14,395
Prepaid expenses and other assets	5,048	3,915
Total current assets	522,553	383,265
Property and equipment, net	104,718	84,384
Customer lists, net	37,823	72,897
Patents, net	70,302	78,167
Other intangible assets, net	5,783	7,306
Deferred financing costs, net	13,987	3,459
Trade names, net	158,831	148,401
Goodwill	552,943	547,473
Deferred income taxes	136,754	227,363
Other assets	153	78
Total assets	$1,603,847	$1,552,793
Liabilities and stockholders' equity		
Current liabilities:		
Short-term borrowings	$ 12,550	$ —
Accounts payable	94,543	81,053
Accrued wages and employee benefits	19,435	14,439
Other accrued liabilities	86,081	47,024
Current portion of long-term borrowings	82,250	22,874
Total current liabilities	294,859	165,390
Long-term borrowings	799,018	575,000
Other long-term liabilities	46,342	43,514
Total liabilities	1,140,219	783,904
Stockholders' equity:		
Common stock (formerly Class A non-voting common stock), par value $0.01, 500,000,000 shares authorized, 68,295,960 and 67,652,812 shares issued and outstanding at December 31, 2012 and 2011, respectively	683	676
Additional paid-in capital	743,349	1,142,701
Excess purchase price over predecessor basis	(202,116)	(202,116)
Accumulated deficit	(63,792)	(157,015)
Accumulated other comprehensive loss	(14,496)	(15,357)
Total stockholders' equity	463,628	768,889
Total liabilities and stockholders' equity	$1,603,847	$1,552,793

See notes to consolidated financial statements.

Generac Holdings Inc.

Consolidated Statements of Comprehensive Income

(Dollars in Thousands, Except Share and Per Share Data)

	Year Ended December 31,		
	2012	2011	2010
Net sales	$ 1,176,306	$ 791,976	$ 592,880
Costs of goods sold	735,906	497,322	355,523
Gross profit	440,400	294,654	237,357
Operating expenses:			
Selling and service	101,448	77,776	57,954
Research and development	23,499	16,476	14,700
General and administrative	46,031	30,012	22,599
Amortization of intangibles	45,867	48,020	51,808
Trade name write-down	—	9,389	—
Total operating expenses	216,845	181,673	147,061
Income from operations	223,555	112,981	90,296
Other (expense) income:			
Interest expense	(49,114)	(23,718)	(27,397)
Loss on extinguishment of debt	(14,308)	(377)	(4,809)
Investment income	79	110	235
Costs related to acquisition	(1,062)	(875)	—
Other, net	(2,798)	(1,155)	(1,105)
Total other expense, net	(67,203)	(26,015)	(33,076)
Income before provision for income taxes	156,352	86,966	57,220
Provision (benefit) for income taxes	63,129	(237,677)	307
Net income	93,223	324,643	56,913
Preferential distribution to:			
Series A preferred stockholders	—	—	(2,042)
Class B common stockholders	—	—	(12,133)
Beneficial conversion	—	—	(140,690)
Net income (loss) attributable to common stockholders (formerly Class A common stockholders)	$ 93,223	$ 324,643	$ (97,952)
Net income (loss) per common share—basic:			
Common stock (formerly Class A common stock)	$ 1.38	$ 4.84	$ (1.65)
Class B common stock	n/a	n/a	$ 505
Net income (loss) per common share—diluted:			
Common stock (formerly Class A common stock)	$ 1.35	$ 4.79	$ (1.65)
Class B common stock	n/a	n/a	$ 505
Weighted average common shares outstanding—basic:			
Common stock (formerly Class A common stock)	67,360,632	67,130,356	59,364,958
Class B common stock	n/a	n/a	24,018
Weighted average common shares outstanding—diluted:			
Common stock (formerly Class A common stock)	69,193,138	67,797,371	59,364,958
Class B common stock	n/a	n/a	24,018
Dividends declared per share	$ 6.00	$ —	$ —
Other comprehensive income (loss):			
Amortization of unrealized loss on interest rate swaps	$ 2,082	$ —	$ —
Foreign currency translation adjustment	(34)	—	—
Net unrealized gain (loss) on derivatives	365	(683)	(4,145)
Pension liability adjustment	(1,552)	(4,922)	(1,115)
Other comprehensive income (loss)	861	(5,605)	(5,260)
Comprehensive income	$ 94,084	$ 319,038	$ 51,653

See notes to consolidated financial statements.

Generac Holdings Inc.

Consolidated Statements of Redeemable Stock and Stockholders' Equity (Deficit)

(Dollars in Thousands, Except Share Data)

	Redeemable				Common Stock (formerly Class A Common Stock)		Additional Paid-In Capital	Excess Purchase Price Over Predecessor Basis	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Stockholder Notes Receivable	Total Stockholders' Equity
	Series A Preferred Stock		Class B Common Stock									
	Shares	Amount	Shares	Amount	Shares	Amount						
Balance at December 31, 2009	11,311	$ 113,109	24,018	$ 765,096	1,617	$ —	$ 2,394	$(202,116)	$(538,571)	$ (4,492)	$(29)	$(742,814)
Unrealized loss on interest rate swaps	—	—	—	—	—	—	—	—	—	(4,145)	—	(4,145)
Repayment of stockholder notes receivable	—	—	—	—	—	—	—	—	—	—	29	29
Corporate reorganization	(11,311)	(113,109)	(24,018)	(765,096)	28,368,581	284	877,921	—	—	—	—	878,205
Beneficial conversion related to Class B Common and Series A Preferred stockholders	—	—	—	—	—	—	(140,690)	—	—	—	—	(140,690)
Accumulated accretion related to Class B Common and Series A Preferred stockholders	—	—	—	—	—	—	(303,305)	—	—	—	—	(303,305)
Issuance of Common stock (formerly Class A Common stock) resulting from the beneficial conversion and accumulated accretion	—	—	—	—	18,002,337	180	443,815	—	—	—	—	443,995
Proceeds from public stock offering	—	—	—	—	20,700,500	207	247,424	—	—	—	—	247,631
Net income	—	—	—	—	—	—	—	—	56,913	—	—	56,913
Share-based compensation	—	—	—	—	451,561	5	6,358	—	—	—	—	6,363
Pension liability adjustment	—	—	—	—	—	—	—	—	—	(1,115)	—	(1,115)
Balance at December 31, 2010	—	—	—	—	67,524,596	$675	$1,133,918	$(202,116)	$(481,658)	$ (9,752)	$ —	$ 441,067
Unrealized loss on interest rate swaps, net of tax of $440	—	—	—	—	—	—	—	—	—	(683)	—	(683)
Common stock issued under equity incentive plans, net of shares withheld for employee taxes and strike price	—	—	—	—	128,216	1	(63)	—	—	—	—	(62)
Excess tax benefits from equity awards	—	—	—	—	—	—	200	—	—	—	—	200
Share-based compensation	—	—	—	—	—	—	8,646	—	—	—	—	8,646
Pension liability adjustment, net of tax of $3,173	—	—	—	—	—	—	—	—	—	(4,922)	—	(4,922)
Net income	—	—	—	—	—	—	—	—	324,643	—	—	324,643
Balance at December 31, 2011	—	—	—	—	67,652,812	$676	$1,142,701	$(202,116)	$(157,015)	$(15,357)	$ —	$ 768,889
Unrealized gain on interest rate swaps, net of tax of $236	—	—	—	—	—	—	—	—	—	365	—	365
Amortization of unrealized loss on interest rate swaps, net of tax of $95	—	—	—	—	—	—	—	—	—	2,082	—	2,082
Foreign currency translation adjustment										(34)		(34)
Common stock issued under equity incentive plans, net of shares withheld for employee taxes and strike price	—	—	—	—	643,148	7	(6,431)	—	—	—	—	(6,424)
Excess tax benefits from equity awards	—	—	—	—	—	—	4,588	—	—	—	—	4,588
Share-based compensation	—	—	—	—	—	—	10,780	—	—	—	—	10,780
Dividends declared	—	—	—	—	—	—	(408,289)	—	—	—	—	(408,289)
Pension liability adjustment, net of tax of $1,001	—	—	—	—	—	—	—	—	—	(1,552)	—	(1,552)
Net income	—	—	—	—	—	—	—	—	93,223	—	—	93,223
Balance at December 31, 2012	—	—	—	—	68,295,960	683	743,349	(202,116)	(63,792)	(14,496)	—	463,628

See notes to consolidated financial statements

Generac Holdings Inc.
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Year Ended December 31,		
	2012	2011	2010
Operating activities			
Net income	$ 93,223	$ 324,643	$ 56,913
Adjustment to reconcile net income to net cash provided by operating activities:			
Depreciation	8,293	8,103	7,632
Amortization of intangible assets	45,867	48,020	51,808
Trade name write-down	—	9,389	—
Amortization of original issue discount	1,598	—	—
Amortization of deferred finance costs	2,161	1,986	2,439
Amortization of unrealized loss on interest rate swaps	2,082	—	—
Loss on extinguishment of debt	14,308	377	4,809
Provision for losses on accounts receivable	204	(7)	(124)
Deferred income taxes	62,429	(238,170)	—
Loss on disposal of property and equipment	261	10	56
Share-based compensation expense	10,780	8,646	6,363
Net changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(137)	(22,235)	(8,621)
Inventories	(31,656)	(11,224)	(3,151)
Other assets	(8,416)	(6,834)	1,177
Accounts payable	(3,898)	18,517	7,896
Accrued wages and employee benefits	3,168	6,516	(197)
Other accrued liabilities	35,327	21,975	(12,519)
Net cash provided by operating activities	235,594	169,712	114,481
Investing activities			
Proceeds from sale of property and equipment	91	14	76
Expenditures for property and equipment	(22,392)	(12,060)	(9,631)
Acquisition of business, net of cash acquired	(47,044)	(83,907)	(1,649)
Net cash used in investing activities	(69,345)	(95,953)	(11,204)
Financing activities			
Proceeds from short-term borrowings	23,018	—	—
Proceeds from long-term borrowings	1,455,614	—	—
Repayments of short-term borrowings	(23,000)	—	—
Repayments of long-term borrowings	(1,175,124)	(59,355)	(434,310)
Payment of debt issuance costs	(25,691)	—	—
Cash dividends paid	(404,332)	—	—
Taxes paid related to the net share settlement of equity awards	(6,425)	(371)	—
Excess tax benefits from equity awards	4,588	200	—
Proceeds from issuance of common stock	—	—	248,309
Proceeds from exercise of stock options	—	310	—
Net cash used in financing activities	(151,352)	(59,216)	(186,001)
Net increase (decrease) in cash and cash equivalents	14,897	14,543	(82,724)
Cash and cash equivalents at beginning of period	93,126	78,583	161,307
Cash and cash equivalents at end of period	$ 108,023	$ 93,126	$ 78,583
Supplemental disclosure of cash flow information			
Cash paid during the period			
Interest	$ 33,076	$ 24,264	$ 36,796
Income taxes	2,811	437	322

See notes to consolidated financial statements

Generac Holdings Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011, and 2010

(Dollars in Thousands, Except Share and Per Share Data)

1. Description of Business

Generac Holdings Inc. (the Company) owns all of the common stock of Generac Acquisition Corp., which in turn, owns all of the common stock of Generac Power Systems, Inc. (the Subsidiary and the Borrower). The Company is a leading designer and manufacturer of a wide range of generators and other engine powered products for the residential, light-commercial, industrial and construction markets.

Initial Public Offering and Conversion of Class B Common Stock and Series A preferred Stock

On February 17, 2010, the Company completed its initial public offering (IPO) of 18,750,000 shares of our common stock at a price of $13.00 per share. Prior to completion of the IPO, the Company had various classes of equity securities that contained conversion features, distribution rights, and liquidation preferences. Upon completion of our IPO, all shares of the Company's Series A Preferred Stock and Class B Common Stock were converted into shares of common stock. Please refer to Note 7, "Redeemable Stock and Stockholders' Equity (Deficit)," for additional information.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains the majority of its cash in one commercial bank in multiple operating and investment accounts. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured.

One customer accounted for approximately 9% and 12% of accounts receivable at December 31, 2012 and December 31, 2011, respectively. No one customer accounted for greater than 7%, 10% and 10%, respectively, of net sales during the years ended December 31, 2012, 2011, or 2010.

Accounts Receivable

Receivables are recorded at their face value amount less an allowance for doubtful accounts. The Company estimates and records an allowance for doubtful accounts based on specific identification and historical experience. The Company writes off uncollectible accounts against the allowance for doubtful accounts after all collection efforts have been exhausted. Sales are generally made on an unsecured basis.

(Dollars in Thousands, Except Share and Per Share Data)

2. Significant Accounting Policies (Continued)

Inventories

Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method.

Property and Equipment

Property and equipment are recorded at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets, which are summarized below (in years). Costs of leasehold improvements are amortized over the lesser of the term of the lease (including renewal option periods) or the estimated useful lives of the improvements.

Land improvements	15
Buildings and improvements	20 - 40
Leasehold improvements	10 - 20
Machinery and equipment	5 - 10
Dies and tools	3 - 5
Vehicles	3 - 5
Office equipment	3 - 10

Customer Lists, Patents, and Other Intangible Assets

The following table summarizes intangible assets by major category as of December 31, 2012 and 2011:

	Weighted Average Amortization Years	2012			2011		
		Cost	Accumulated Impairment	Amortized Cost	Cost	Accumulated Impairment	Amortized Cost
Indefinite lived intangible assets							
Trade names		$168,220	$ (9,389)	$158,831	$157,790	$ (9,389)	$148,401
		Cost	Accumulated Amortization	Amortized Cost	Cost	Accumulated Amortization	Amortized Cost
Finite lived intangible assets							
Trade names	0	$ 8,775	$ (8,775)	$ —	$ 8,715	$ (8,715)	$ —
Customer lists	7	273,355	(235,532)	37,823	272,050	(199,153)	72,897
Patents	15	118,921	(48,619)	70,302	118,881	(40,714)	78,167
Unpatented technology	11	13,165	(7,696)	5,469	13,165	(6,325)	6,840
Software	8	1,014	(779)	235	1,014	(650)	364
Non-compete	5	113	(34)	79	113	(11)	102
Total finite lived intangible assets		$415,343	$(301,435)	$113,908	$413,938	$(255,568)	$158,370

(Dollars in Thousands, Except Share and Per Share Data)

2. Significant Accounting Policies (Continued)

Amortization of intangible assets was $45,867, $48,020 and $51,808 in 2012, 2011 and 2010, respectively. During the fourth quarter of 2011, the Company wrote down its trade name indefinite-lived intangible asset. See the Goodwill and Other Indefinite-Lived Intangible Assets section for further discussion. Estimated amortization expense each year for the five years subsequent to December 31, 2012 is as follows: 2013, $24,084; 2014, $16,686; 2015, $15,480; 2016, $13,668; 2017, $10,328.

Debt Issuance Costs

Direct and incremental costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the terms of the related credit agreements. Debt discounts incurred in connection with the issuance of long-term debt are deferred and recorded as a reduction of outstanding debt and amortized to interest expense using the effective interest method over the terms of the related credit agreements. Approximately $3,759, $1,986, and $2,439 of deferred financing costs and original issue discounts were amortized to interest expense during fiscal years 2012, 2011 and 2010, respectively. Estimated amortization expense each year for the five years subsequent to December 31, 2012 is as follows: 2013, $5,105; 2014, $5,360; 2015, $5,634; 2016, $5,944; 2017, $5,960.

Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived assets (excluding goodwill and trade names). Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of an asset, a loss is recognized for the difference between the fair value and carrying value of the asset. Such analyses necessarily involve significant judgments.

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price over fair value of identifiable net assets acquired from business acquisitions. Goodwill is not amortized, but is reviewed for impairment on an annual basis and between annual tests if indicators of impairment are present. The Company conducts its annual impairment test for goodwill on October 31st of each year. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset.

The Company uses a two-step process to test for goodwill impairment. First, the reporting unit's fair value is compared to its carrying value. Fair value is estimated using a combination of qualitative analyses, a discounted cash flow approach and a market approach. If a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired, and the second step of the impairment test would be performed. The second step of the goodwill impairment test is used to measure the amount of the potential impairment loss. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then

(Dollars in Thousands, Except Share and Per Share Data)

2. Significant Accounting Policies (Continued)

compared to the carrying amount of the goodwill and an impairment charge would be recorded for the difference if the carrying value exceeds the implied fair value of the goodwill.

The Company performed the required annual impairment tests for fiscal years 2012, 2011 and 2010 and found no impairment of goodwill. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows:

	Year ended December 31, 2012			Year ended December 31, 2011		
	Gross	Accumulated Impairment	Net Goodwill	Gross	Accumulated Impairment	Net Goodwill
Balance at beginning of year	$1,050,666	$(503,193)	$547,473	$1,030,341	$(503,193)	$527,148
Acquisition of a business, net	5,470	—	5,470	20,325	—	20,325
Balance at end of year	$1,056,136	$(503,193)	$552,943	$1,050,666	$(503,193)	$547,473

The Company acquired two businesses during fiscal 2012 for a combined purchase price of $47,044, net of cash acquired, which resulted in additional goodwill of $5,545. Separately, the Magnum purchase price allocation was finalized during the third quarter of 2012, which resulted in an adjustment to goodwill of $(75). The Company acquired one business during fiscal 2011 for $85,490, net of cash acquired and inclusive of estimated earn-out payments. This resulted in additional goodwill of $20,337. Offsetting this increase in goodwill was a $(12) adjustment to goodwill recorded during the second quarter of 2011 due to finalization of the purchase price allocation from a 2010 acquisition. A majority of goodwill amounts are deductible for tax purposes.

Other indefinite-lived intangible assets consist of trade names. The Company tests the carrying value these trade names by comparing the assets fair value to its carrying value. Fair value was measured using a relief-from-royalty approach, which assumes the fair value of the trade name is the discounted cash flows of the amount that would be paid had the Company not owned the trade name and instead licensed the trade name from another company. The Company conducts its annual impairment test for indefinite-lived intangible assets on October 31st of each year.

The Company performed the required annual impairment tests for fiscal years 2012 and 2010 and found no impairment of indefinite-lived trade names. During the fourth quarter of 2011, the Company decided to strategically transition certain products to their more widely known Generac brand. Based on this decision, the Company recorded a $9,389 non-cash trade name impairment charge as of October 31, 2011 which primarily related to the write down of the impacted trade name to net realizable value. There can be no assurance that future impairment tests will not result in a charge to earnings.

Income Taxes

The Company is a C Corporation and, therefore, accounts for income taxes pursuant to the liability method. Accordingly, the current or deferred tax consequences of a transaction are measured

(Dollars in Thousands, Except Share and Per Share Data)

2. Significant Accounting Policies (Continued)

by applying the provision of enacted tax laws to determine the amount of taxes payable currently or in future years. Deferred income taxes are provided for temporary differences between the income tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies, as appropriate, in making this assessment.

Revenue Recognition

Sales, net of estimated returns and allowances, are recognized upon shipment of product to the customer, which is when title passes, the Company has no further obligations, and the customer is required to pay. The Company, at the request of certain customers, will warehouse inventory billed to the customer but not delivered. Unless all revenue recognition criteria have been met, the Company does not recognize revenue on these transactions until the customers take possession of the product. The funds collected on product warehoused for these customers are recorded as a customer advance until the customer takes possession of the product and the Company's obligation to deliver the goods is completed. Customer advances are included in accrued liabilities in the accompanying consolidated balance sheets.

The Company provides for certain estimated sales promotion and incentive expenses which are recognized as a reduction of sales.

Historically, product returns, whether in the normal course of business or resulting from repurchases made under a floor plan financing program, have not been material.

Shipping and Handling Costs

Shipping and handling costs billed to customers are included in net sales, and the related costs are included in cost of goods sold in the consolidated statements of comprehensive income.

Advertising and Co-Op Advertising

Expenditures for advertising, included in selling and service expenses in the accompanying consolidated statements of comprehensive income, are expensed as incurred. Total expenditures for advertising were $13,360, $11,742, and $11,985 for the years ended December 31, 2012, 2011, and 2010, respectively.

Research and Development

The Company expenses research and development costs as incurred. Total expenditures incurred for research and development were $23,499, $16,476, and $14,700 for the years ended December 31, 2012, 2011 and 2010, respectively.

(Dollars in Thousands, Except Share and Per Share Data)

2. Significant Accounting Policies (Continued)

Foreign Currency Translation and Transactions

Foreign currency balance sheet accounts are translated into dollars at the rates of exchange in effect at fiscal year-end. Income and expenses incurred in a foreign currency are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of Stockholders' Equity.

Realized and unrealized gains and losses on transactions denominated in foreign currency are generally recorded in earnings as a component of cost of goods sold.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss includes foreign currency translation adjustments, pension liability adjustments and unrealized losses on certain cash flow hedges. The components of accumulated other comprehensive loss at December 31, 2012 and 2011 were:

	December 31,	
	2012	2011
Foreign currency translation adjustments	$ (34)	$ —
Pension liability, net of tax of $(4,174) and $(3,173)	(12,081)	(10,529)
Unrealized losses on cash flow hedges, net of tax of $(109) and $(440)	(2,381)	(4,828)
Accumulated other comprehensive loss	$(14,496)	$(15,357)

Fair Value of Financial Instruments

The Company believes the carrying amount of its financial instruments (cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short-term borrowings), excluding long-term borrowings, approximates the fair value of these instruments based upon their short-term nature. The fair value of long-term borrowings, including amounts classified as current, was approximately $913,191 (level 2) at December 31, 2012, as calculated based on independent valuations whose inputs and significant value drivers are observable.

Fair Value Measurements

ASC 820-10 *Fair Value Measurements and Disclosures* among other things, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring basis or nonrecurring basis. ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the pronouncement establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

(Dollars in Thousands, Except Share and Per Share Data)

2. Significant Accounting Policies (Continued)

Assets and liabilities measured at fair value are based on the market approach, which are prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Assets and liabilities measured at fair value on a recurring basis are as follows:

		Fair Value Measurement Using	
	Total December 31, 2012	Quoted Prices in Active Markets for Identical Contracts (Level 1)	Significant Other Observable Inputs (Level 2)
Interest rate swaps	$(2,973)	$—	$(2,973)
Commodity contracts	$ 111	$—	$ 111

		Fair Value Measurement Using	
	Total December 31, 2011	Quoted Prices in Active Markets for Identical Contracts (Level 1)	Significant Other Observable Inputs (Level 2)
Interest rate swaps	$(5,268)	$—	$(5,268)
Commodity Contracts	$ (373)	$—	$ (373)

The valuation techniques used to measure the fair value of derivative contracts classified as level 2, all of which have counterparties with high credit ratings, were valued based on quoted market prices or model driven valuations using significant inputs derived from or corroborated by observable market data. The fair value of derivative contracts above considers the Company's credit risk in accordance with ASC 820-10. Excluding the impact of credit risk, the fair value of derivatives at December 31, 2012 and 2011 was $2,936 (liability) and $5,780 (liability), respectively, and this represents the amount the Company would need to pay to exit the agreements on this date.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments and Hedging Activities

The Company records all derivatives in accordance with ASC 815, *Derivatives and Hedging*, which requires all derivative instruments be reported on the consolidated balance sheets at fair value and establishes criteria for designation and effectiveness of hedging relationships. The Company is exposed to market risk such as changes in commodity prices, foreign currencies, and interest rates. The Company does not hold or issue derivative financial instruments for trading purposes.

(Dollars in Thousands, Except Share and Per Share Data)

2. Significant Accounting Policies (Continued)

Commodities

The primary objectives of the commodity risk management activities are to understand and mitigate the impact of potential price fluctuations on the Company's financial results and its economic well-being. While the Company's risk management objectives and strategies will be driven from an economic perspective, the Company attempts, where possible and practical, to ensure that the hedging strategies it engages in can be treated as "hedges" from an accounting perspective or otherwise result in accounting treatment where the earnings effect of the hedging instrument provides substantial offset (in the same period) to the earnings effect of the hedged item. Generally, these risk management transactions will involve the use of commodity derivatives to protect against exposure resulting from significant price fluctuations.

The Company primarily utilizes commodity contracts with maturities of less than 12 months. These are intended to offset the effect of price fluctuations on actual inventory purchases. There were one, two, and one outstanding commodity contracts in place to hedge its projected commodity purchases at December 31, 2012, 2011, and 2010, respectively. In October 2009, the Company entered into commodity swaps to purchase $1,432 of copper. The swaps were effective from October 5, 2009, and terminated on March 31, 2010. In November 2010, the Company entered into a commodity swap to purchase $2,296 of copper. The swap was effective from January 1, 2011, and terminated on April 30, 2011. In February 2011, the Company entered into a commodity forward contract to purchase a notional amount of $2,378 of copper. The contract was effective from March 1, 2011, and terminated on December 31, 2011. In March 2011, the Company entered into a commodity forward contract to purchase a notional amount of $2,100 of copper. The contract was effective from April 1, 2011, and terminated on December 31, 2011. In May 2011, the Company entered into a commodity forward contract to purchase a notional amount of $1,808 of copper. The contract was effective from May 5, 2011, and terminated on December 31, 2011. In September 2011, the Company entered into two new commodity forward contracts to purchase notional amounts of $4,533 and $1,935 of copper. The contracts are effective from October 1, 2011, and terminate on June 30, 2012. In May 2012, the Company entered into a commodity forward contract to purchase a notional amount of $1,898 of copper. The contract was effective from July 1, 2012, and terminated on December 31, 2012. In October 2012, the Company entered into a commodity forward contract to purchase a notional amount of $3,472 of copper. The contract was effective from January 1, 2013, and terminates on September 30, 2013.

Total losses or gains recognized in the consolidated statements of operations on commodity contracts were a gain of $386, a loss of $861, and a gain of $1,056 for the years ended December 31, 2012, 2011, and 2010, respectively.

Foreign Currencies

The Company is exposed to foreign currency exchange risk as a result of transactions in other currencies. The Company periodically utilizes foreign currency forward purchase and sales contracts to manage the volatility associated with foreign currency purchases in the normal course of business. Contracts typically have maturities of one year or less. There were no foreign currency hedge contracts

(Dollars in Thousands, Except Share and Per Share Data)

2. Significant Accounting Policies (Continued)

outstanding as of December 31, 2012, 2011 or 2010. There was one Euro currency contract outstanding during 2010 that expired on December 31, 2010. A loss of $100 was recognized in the consolidated statements of operations for the year ended December 31, 2010 related to this Euro contract.

Interest Rates

The Company has two interest rate swap agreements outstanding as of December 31, 2012 with a notional amount of $300,000. The Company had four interest rate swap agreements outstanding as of December 31, 2011 with a notional amount of $300,000. In 2010, the Company entered into two interest rate swap agreements and had formally documented all relationships between interest rate hedging instruments and hedged items, as well as its' risk-management objectives and strategies for undertaking various hedge transactions. The first was entered into on January 21, 2010. The effective date of this swap was July 1, 2010 with a notional amount of $200,000, a fixed LIBOR rate of 1.73% and an expiration date of July 1, 2012. The second was entered into on June 29, 2010. The effective date of that swap was October 1, 2010 with a notional amount of $100,000, a fixed LIBOR rate of 1.025% and an expiration date of October 1, 2012. The Company entered into two interest rate swap agreements on April 1, 2011. The effective date of the first swap is July 1, 2012 with a notional amount of $200,000, a fixed LIBOR rate of 1.905% and an expiration date of July 1, 2013. The effective date of the second swap is October 1, 2012 with a notional amount of $100,000, a fixed LIBOR rate of 2.22% and an expiration date of October 1, 2013. Due to the incorporation of a new interest rate floor provision in the Term Loan Credit Agreement, which constitutes a change in critical terms, the Company concluded that as of May 30, 2012, the outstanding swaps would no longer be highly effective in achieving offsetting changes in cash flows during the periods the hedges are designated. As a result, the Company was required to de-designate the hedges as of May 30, 2012. Beginning May 31 2012, the effective portion of the swaps prior to the change (i.e. amounts previously recorded in Accumulated Other Comprehensive Loss) have been and will continue to be amortized as interest expense over the period of the originally designated hedged transactions which have various dates through October 2013. Future changes in fair value of these swaps have been and will continue to be immediately recognized in the consolidated statements of comprehensive income as interest expense.

The following table presents the fair value of the Company's derivatives:

	December 31, 2012	December 31, 2011
Derivatives designated as hedging instruments:		
Interest rate swaps	$ —	$(5,268)
	—	(5,268)
Derivatives not designated as hedging instruments:		
Commodity contracts	111	(373)
Interest rate swaps	(2,973)	—
Total derivatives	$(2,862)	$(5,641)

(Dollars in Thousands, Except Share and Per Share Data)

2. Significant Accounting Policies (Continued)

The fair value of all derivatives not designated as hedging instruments is included in other current liabilities and other assets in the consolidated balance sheets as of December 31, 2012 and 2011, respectively.

The fair value of derivatives designated as hedging instruments included in other current liabilities and other long-term liabilities is $1,546 and $3,722, respectively, as of December 31, 2011.

The fair value of the derivative contracts considers the Company's credit risk as of December 31, 2012 and 2011. The impact of credit risk on the fair value of derivative contracts at December 31, 2012 and 2011 was $74 and $139, respectively. Excluding the impact of credit risk, the fair value of the derivatives at December 31, 2012 and 2011 was $2,936 (liability) and $5,780 (liability), respectively, and this represents the amount the Company would need to pay to exit the agreements on those dates.

The following presents the impact of interest rate swaps and commodity contracts on the consolidated statement of comprehensive income for the year ended December 31, 2012, 2011 and 2010:

	Amount of gain (loss) recognized in AOCI for the twelve months ended December 31,			Location of gain (loss) recognized in net income (loss) on ineffective portion of hedges	Amount of loss reclassified from AOCI into net income (loss) for the twelve months ended December 31,			Amount of gain (loss) recognized in net income (loss) on hedges (ineffective portion) for twelve months ended December 31,		
	2012	2011	2010		2012	2011	2010	2012	2011	2010
Derivatives designated as hedging instruments										
Interest rate swaps(1)	365	$(683)	$(4,145)	Interest Expense	$ —	$—	$—	$ —	$ —	$ —
Derivatives not designated as hedging instruments										
Commodity and foreign currency contracts	$ —	$ —	$ —	Cost of goods sold	$ —	$—	$—	$ 386	$(861)	$956
Interest rate swaps(2)	$ —	$ —	$ —	Interest Expense	$(2,082)	$—	$—	$1,695	$ —	$ —

(1) Periods prior to May 30, 2012

(2) Period between May 30, 2012 and December 31, 2012

Stock-Based Compensation

Stock-based compensation expense, including stock options and restricted stock awards, is generally recognized on a straight-line basis over the vesting period based on the fair value of awards which are expected to vest. The fair value of all share-based awards is estimated on the date of grant.

(Dollars in Thousands, Except Share and Per Share Data)

2. Significant Accounting Policies (Continued)

Segment Reporting

The Company operates in and reports as a single operating segment, which is the design and manufacture of a wide range of power products. Net sales are predominantly generated through the sale of generators and other engine powered products through various distribution channels. The Company manages and evaluates its operations as one segment primarily due to similarities in the nature of the products, production processes and methods of distribution. The Company's sales in the United States represent approximately 93%, 95%, and 95% of total sales for the years ended December 31, 2012, 2011 and 2010, respectively. Approximately 98%, 100% and 100% of the Company's identifiable long-lived assets are located in the United States as of December 31, 2012, 2011 and 2010, respectively.

The Company's product offerings consist primarily of power products with a range of power output geared for varying end customer uses. Residential power products and commercial & industrial power products are each a similar class of products based on similar power output and end customer usage. The breakout of net sales between residential, commercial & industrial, and other products is as follows:

	Year ended December 31,		
	2012	2011	2010
Residential power products	$ 705,444	$491,016	$372,782
Commercial & industrial power products	410,341	250,270	183,555
Other	60,521	50,690	36,543
Total	$1,176,306	$791,976	$592,880

New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05". In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". Both ASU's are effective for annual reporting periods beginning after December 15, 2011, and both were adopted by the Company as of January 1, 2012. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. ASU 2011-12 defers the changes in ASU 2011-05 that pertain to how, when and where reclassification adjustments are presented. The Company's adoption of these standards did not have a material impact on the consolidated financial statements.

(Dollars in Thousands, Except Share and Per Share Data)

2. Significant Accounting Policies (Continued)

In July 2012, the FASB issued ASU 2012-02, "Intangibles- Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment". This standard is effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. This standard provides for an optional qualitative assessment for the testing of indefinite-lived intangible asset impairment to determine whether it is more likely than not that such asset is impaired. If it is concluded that this is the case, it is necessary to perform the currently prescribed quantitative impairment test by comparing the fair value of the indefinite-lived intangible asset with its carrying value. Otherwise, the quantitative impairment test is not required. The Company's adoption of this standard is not expected to have a material impact on the consolidated financial statements.

There are several other new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe any of these accounting pronouncements has had or will have a material impact on the Company's consolidated financial statements.

3. Acquisitions

Acquisition of Ottomotores

On December 8, 2012, a subsidiary of the Company acquired all of the shares of Ottomotores UK Limited and its affiliates, including the operations of Ottomotores Mexico and Ottomotores Brazil (collectively, "Ottomotores"). Ottomotores was founded in 1950 and is located in Mexico City, Mexico and Curitiba, Brazil. Ottomotores is a leading manufacturer in the Mexican market for industrial diesel gensets ranging in size from 15kW to 2,500kW and is a significant market participant throughout all of Latin America.

The cash paid at closing of $44,769, net of cash acquired, included a preliminary estimate of acquired working capital. This estimate will be finalized in 2013 to reflect actual working capital acquired, which will result in a change in the total purchase price. This acquisition was funded solely by existing cash.

The Company recorded a preliminary purchase price allocation during the fourth quarter of 2012 based upon a fair value appraisal by a third party valuation firm. As a result, the Company recorded approximately $16,100 of intangible assets, including approximately $5,050 of goodwill, as of the acquisition date.

The 2012 consolidated financial statements include the results of Ottomotores from December 8, 2012 through December 31, 2012. In addition, transaction costs of approximately $1,062 are included in other expense in the consolidated statement of comprehensive income for the year ended December 31, 2012.

Acquisition of GenTran

On February 1, 2012, a subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of a leading transfer switch and portable generator accessory manufacturer

(Dollars in Thousands, Except Share and Per Share Data)

3. Acquisitions (Continued)

("GenTran") for a purchase price, net of cash acquired of $2,275. The purchase price allocation was finalized during the second quarter of 2012, and the Company recorded $1,200 of intangible assets, including approximately $495 of goodwill, as of the acquisition date. The goodwill ascribed to this acquisition is deductible for tax purposes. The acquisition is not material to the Company's consolidated financial statements.

Acquisition of Magnum

On October 3, 2011, a subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of Magnum Products, LLC and certain of its affiliates (collectively, Magnum) for a purchase price, net of cash acquired and inclusive of estimated earn-out payments, of approximately $85,490. The acquisition was funded solely by existing cash.

Magnum is a supplier of generator powered light towers, mobile generators and combination power units for a variety of industries and specialties including construction, energy, mining, government, military, and special events. Its products are distributed through international, national and regional equipment rental companies, equipment dealers and construction companies. The Magnum business is a strategic fit for the Company as it provides diversification within the existing business, with the introduction of new engine powered products and distribution channels, while also providing opportunities for future revenue and cost synergies.

The purchase price of $85,490 consisted of $83,907 paid in cash at closing and $1,583 recorded as an estimated liability to the sellers for contingent consideration based upon future performance of a particular product line currently in development, as described below. The cash paid at closing included an estimate of acquired working capital. This estimate was finalized in 2012 to reflect actual working capital acquired, resulting in a $75 negative adjustment to the $20,337 of goodwill recorded for this transaction during the fourth quarter of 2011. The goodwill ascribed to this acquisition is deductible for tax purposes.

(Dollars in Thousands, Except Share and Per Share Data)

3. Acquisitions (Continued)

The Company recorded a purchase price allocation during the fourth quarter of 2011 based on a fair value appraisal by a third party valuation firm. A summary of the fair values assigned to the acquired assets is as follows:

Accounts receivable	$ 24,309
Inventory	23,763
Prepaid expenses and other current assets	280
Property and equipment	5,164
Goodwill	20,337
Trade name	17,740
Customer relationships	14,740
Patents	1,070
Other intangible assets	2,220
Trade accounts payable	(20,727)
Accrued expenses	(2,746)
Other long term liabilities	(2,243)
Total cash paid, net of $30 cash acquired	$ 83,907

Under the acquisition agreement, the purchase price may be increased based upon the performance of a particular product line for the years 2012 through the second quarter of 2017. Based on performance projections available at the date of the acquisition, the Company recorded estimated contingent consideration of $1,583 which is the net present value of the estimated earn-out. The contingent consideration is payable periodically during 2012 through 2017, based upon actual future performance. As of December 31, 2011, there had been no changes to our original estimates. Due primarily to the accretion from the passage of time, the contingent consideration liability balance increased to $1,656 as of December 31, 2012.

The 2011 consolidated financial statements include the results of Magnum from October 3, 2011 through December 31, 2011. The acquisition contributed $38,817 and $3,353 of net sales and net income, respectively, for the period from October 3, 2011 to December 31, 2011. The 2012 consolidated financial statements include the results of Magnum for the full year. Transaction costs of approximately $876 are included in other expense in the consolidated statement of comprehensive income for the year ended December 31, 2011.

The following unaudited pro forma information has been prepared as if the Magnum acquisition had been consummated at January 1, 2010. This information is presented for informational purposes only, and is not necessarily indicative of the operating results that would have occurred if the

(Dollars in Thousands, Except Share and Per Share Data)

3. Acquisitions (Continued)

acquisitions had been consummated as of that date. This information should not be used as a predictive measure of our future financial position, results of operations, or liquidity.

	Year ended December 31,	
	2011	2010
Net sales	$897,892	$681,278
Net income	334,076	68,369

4. Balance Sheet Details

Inventories consist of the following:

	December 31,	
	2012	2011
Raw material	$168,459	$121,098
Work-in-process	8,580	578
Finished goods	55,777	45,165
Reserves for excess and obsolescence	(6,999)	(4,717)
Total	$225,817	$162,124

As of December 31, 2012 and 2011, inventories totaling $4,401 and $1,736, respectively, were on consignment at customer locations.

Property and equipment consists of the following:

	December 31,	
	2012	2011
Land and improvements	$ 6,511	$ 5,050
Buildings and improvements	68,934	52,941
Machinery and equipment	42,581	38,132
Dies and tools	15,406	12,982
Vehicles	1,872	1,026
Office equipment	12,993	8,380
Leasehold improvements	1,393	44
Construction in progress	3,439	3,131
Gross property and equipment	153,129	121,686
Accumulated depreciation	(48,411)	(37,302)
Total	$104,718	$ 84,384

(Dollars in Thousands, Except Share and Per Share Data)

4. Balance Sheet Details (Continued)

Other accrued liabilities consist of the following:

	December 31,	
	2012	2011
Accrued commissions	$ 7,467	$ 5,731
Accrued interest	15,809	3,119
Product warranty obligations—short term	28,752	19,187
Accrued dividends for unvested restricted stock	3,957	—
Accrued volume rebates	7,991	4,645
Accrued customer prepayments	6,569	3,370
Other accrued selling expenses	7,753	6,024
Other accrued liabilities	7,783	4,948
Total	$86,081	$47,024

Other long-term liabilities consist of the following:

	December 31,	
	2012	2011
Accrued pension costs	$23,174	$22,044
Product warranty obligations—long term	20,833	15,193
Other long-term liabilities	2,335	6,277
Total	$46,342	$43,514

5. Product Warranty Obligations

The Company records a liability for product warranty obligations at the time of sale to a customer based upon historical warranty experience. The Company also records a liability for specific warranty matters when they become known and are reasonably estimable. The Company's product warranty obligations are included in other accrued liabilities and other long-term liabilities in the consolidated balance sheets. The Company recognizes the revenue from sales of extended warranties over the life of the contracts.

Changes in product warranty obligations are as follows:

	For the year ended December 31,		
	2012	2011	2010
Balance at beginning of year	$ 34,380	$ 22,478	$ 20,729
Payments, net of extended warranty receipts	(14,257)	(11,195)	(13,178)
Charged to operations	29,462	23,097	14,927
Balance at end of year	$ 49,585	$ 34,380	$ 22,478

(Dollars in Thousands, Except Share and Per Share Data)

5. Product Warranty Obligations (Continued)

Product warranty obligations are included in the balance sheets as follows:

	December 31,	
	2012	2011
Other accrued liabilities	$28,752	$19,187
Other long-term liabilities	20,833	15,193
Balance at end of year	$49,585	$34,380

6. Credit Agreements

The revolving credit facilities and credit agreements discussed below were outstanding for all periods presented. The Company refinanced this debt on February 9, 2012 and amended and restated its credit agreements on May 30, 2012.

Short-term borrowings are included in the balance sheets as follows:

	December 31,	
	2012	2011
ABL facility	$ —	$ —
Other lines of credit, as described below	12,550	—
	$12,550	$ —

Long-term borrowings are included in the balance sheets as follows:

	December 31,	
	2012	2011
Term loan	$897,750	$ —
Discount on debt	(16,482)	—
First lien term loan	—	604,372
Total	881,268	604,372
Less treasury debt—first lien	—	6,498
Less current portion	82,250	22,874
	$799,018	$575,000

(Dollars in Thousands, Except Share and Per Share Data)

6. Credit Agreements (Continued)

Maturities of long-term borrowings outstanding at December 31, 2012, are as follows:

Year	
2012	$ —
2013	—
2014	—
2015	—
After 2015	799,018
Total	$799,018

On February 11, 2013, the Company made an $80,000 voluntary prepayment of debt with available cash on hand that was applied to both the required excess cash flow payment and all required future principal amortizations. The Company classified this portion of debt as a current liability in the consolidated balance sheet at December 31, 2012.

For all years presented, the Company had credit agreements which provided for borrowings under a revolving credit facility (the Revolving Credit Facility), and term loans (collectively, the Credit Agreements), which are described further below. The Credit Agreements of the Company were secured by the associated collateral agreements which pledged virtually all assets of the Subsidiary.

On February 9, 2012, a subsidiary of the Company (the "Borrower" or "Generac Power Systems") entered into a new credit agreement ("Credit Agreement") with certain commercial banks and other lenders. The Credit Agreement provided for borrowings under a $150,000 revolving credit facility, a $325,000 tranche A term loan facility and a $250,000 tranche B term loan facility. The revolving credit facility and tranche A term loan facility were scheduled to mature in February 2017 and the tranche B term loan facility was scheduled to mature in February 2019. Proceeds received by the Company from loans made under the Credit Agreement were used to repay in full all outstanding borrowings under the former credit agreement, dated as of November 10, 2006, as amended from time to time, and for general corporate purposes. The Company's former credit agreement outstanding in 2011 and 2010 was comprised of a revolving credit facility and a first-lien term loan which were scheduled to mature in November 2012 and November 2013, respectively.

On May 30, 2012, the Borrower amended and restated its then existing Credit Agreement by entering into a new credit agreement ("Term Loan Credit Agreement") with certain commercial banks and other lenders. The Term Loan Credit Agreement provides for a $900,000 term loan B credit facility ("Term Loan") and a $125,000 uncommitted incremental term loan facility. The Term Loan Credit Agreement matures on May 30, 2018. Proceeds from the Term Loan were used to repay the Company's previous Credit Agreement. The remaining proceeds from the Term Loan were used, along with cash on hand, to pay a special cash dividend of $6.00 per share on the Company's common stock (see Note #13—Special Cash Dividend).

Concurrent with the closing of the Term Loan Credit Agreement, on May 30, 2012, the Borrower also entered into a new revolving credit agreement (the "ABL Credit Agreement") with certain commercial banks and other lenders. The ABL Credit Agreement provides for borrowings under a

(Dollars in Thousands, Except Share and Per Share Data)

6. Credit Agreements (Continued)

$150,000 senior secured ABL revolving credit facility (the "ABL Facility"). The size of the ABL Facility could increase by $50,000 pursuant to an uncommitted incremental credit facility. The ABL Credit Agreement matures May 30, 2017.

Borrowings under the ABL Facility are guaranteed by all of the Borrower's wholly-owned domestic restricted subsidiaries and the Parent, and are secured by associated collateral agreements which pledge a first priority lien on all cash, trade accounts receivable, inventory, and other current assets and proceeds thereof, and a second priority lien on all other assets, including fixed assets and intangibles of the Borrower, certain domestic subsidiaries of the Borrower and the guarantors (other than the Company).

Borrowings under the ABL Facility bear interest at rates based upon either a base rate plus an applicable margin of 1.00% or adjusted LIBOR rate plus an applicable margin of 2.00%, in each case, subject to adjustments based upon average availability under the ABL Facility. The ABL Credit Agreement requires the Borrower to maintain a minimum consolidated fixed charge coverage ratio of 1.0x, tested on a quarterly basis, when Availability plus the amount of Qualified Cash (up to $5,000) (as defined in the ABL Credit Agreement) under the ABL Facility is less than the greater of (i) 10.0% of the lesser of the aggregate commitments and the applicable borrowing base under the ABL Facility or (ii) $10,000. The ABL Credit Agreement also contains covenants and events of default substantially similar to those in the Term Loan Credit Agreement, as described below. The Company is required to pay an ABL Facility commitment fee of 0.50% on the average available unused commitment. As of December 31, 2012, the Company had $147,036 of availability under the ABL facility, net of outstanding letters of credit. As of December 31, 2012, the Company's interest rate on the ABL Facility was 1.96%. There were no borrowings outstanding under the ABL Facility as of December 31, 2012.

The ABL Credit Agreement provides the Company the ability to issue letters of credit. Outstanding undrawn letters of credit reduced availability under the Company's ABL Facility. The letters of credit accrued interest at a rate of 1.88%, paid quarterly on the undrawn daily aggregate exposure of the preceding quarter. This rate is subject to meeting certain financial ratios. At December 31, 2012 and 2011, letters of credit outstanding were $2,964 and $5,809, and interest rates were 1.88% and 2.13% respectively.

As of December 31, 2012, short-term borrowings primarily consisted of borrowings by our foreign subsidiaries on local lines of credit, which totaled $12.5 million at a weighted average interest rate of approximately 2.20%.

The Term Loan is guaranteed by all of the Borrower's wholly-owned domestic restricted subsidiaries and the Parent, and is secured by associated collateral agreements which pledge a first priority lien on virtually all of the Borrower's assets, including fixed assets and intangibles, and the assets of the guarantors (other than the Company), other than all cash, trade accounts receivable, inventory, and other current assets and proceeds thereof, which are secured by a second priority lien.

The Term Loan amortizes in equal installments of 0.25% of the original principal amount of the Term Loan payable on the first day of April, July, October and January commencing on October 1, 2012 until the maturity date of the Term Loan. The final principal repayment installment of the Term

(Dollars in Thousands, Except Share and Per Share Data)

6. Credit Agreements (Continued)

Loan is required to be repaid on the maturity date in an amount equal to the aggregate principal amount of the Term Loan outstanding on such date. In February 2013, the Borrower made an $80.0 million debt prepayment that was applied to all required future principal amortizations. The Term Loan initially bears interest at rates based upon either a base rate plus an applicable margin of 4.00% or adjusted LIBOR rate plus an applicable margin of 5.00%, subject to a LIBOR floor of 1.25%. At December 31, 2012 and 2011 the Company's interest rate was 6.25% and 2.80%, respectively.

The Term Loan Credit Agreement restricts the circumstances in which the Borrower can pay distributions and dividends, which are in addition to those to be paid in connection with the Transactions (as defined in the Term Loan Credit Agreement). Payments can be made by the Borrower to the Company or other parent companies for certain expenses such as operating expenses in the ordinary course, fees and expenses related to any debt or equity offering and to pay franchise or similar taxes. Dividends can be used to repurchase equity interests, subject to limitations in certain circumstances. Additionally, the Term Loan Credit Agreement restricts the aggregate amount of dividends and distributions that can be paid and, in certain circumstances, requires Pro Forma (as defined in the Term Loan Credit Agreement) compliance with certain fixed charge coverage ratios in order to pay certain dividends or distributions. The Term Loan Credit Agreement also contains certain other affirmative and negative covenants that, among other things, provide limitations on the incurrence of additional indebtedness, liens on property, sale and leaseback transactions, investments, loans and advances, mergers or consolidations, asset sales, acquisitions, transactions with affiliates, prepayments of certain other indebtedness and modifications of the Company's organizational documents. The Term Loan Credit Agreement does not contain any financial maintenance covenants. The Company was in compliance with all requirements of the Credit Agreements as of December 31, 2012, 2011 and 2010.

The Term Loan Credit Agreement contains customary events of default, including, among others, nonpayment of principal, interest or other amounts, failure to perform covenants, inaccuracy of representations or warranties in any material respect, cross-defaults with other material indebtedness, certain undischarged judgments, the occurrence of certain ERISA or bankruptcy or insolvency events or the occurrence of a change in control (as defined in the Term Loan Credit Agreement). A bankruptcy or insolvency event of default causes such obligations to automatically become immediately due and payable.

Prior to entering into the new credit agreement on February 9, 2012, and the subsequent amendment and restatement on May 30, 2012 the Company had (i) a first lien credit facility with Goldman Sachs Credit Partners L.P., as administrative agent, composed of (x) a $950,000 term loan, which was scheduled to mature in November 2013 and (y) a $150,000 revolving credit facility, which was scheduled to mature in November 2012, and (ii) a second lien credit facility with JP Morgan Chase Bank, N.A., as administrative agent, composed of a $430,000 term loan, which was scheduled to mature in May 2014.

The principal amount of and the outstanding balance under the Term Loan was $881,268 and $597,874, net of loans held in treasury by the Company, at December 31, 2012 and 2011, respectively. In addition to scheduled principal payments, the Term Loan requires an excess cash flow payment each

(Dollars in Thousands, Except Share and Per Share Data)

6. Credit Agreements (Continued)

year. The required excess cash flow payment is the amount by which 50% of the excess cash flow (as defined in the credit agreement) generated by the Company in any given year exceeds the principal payments made during that year, subject to certain leverage ratio requirements. The excess cash flow payment is scheduled to be due 125 days after year-end. For the year ending December 31, 2012, based on the calculation, including voluntary prepayments made prior to the excess cash flow payment date, the Company was not required to make an excess cash flow payment. For the year ending December 31, 2011, as a result of refinancing the Credit Agreement on February 9, 2012, the Company was not required to make an excess cash flow payment. For the year ending December 31, 2010, based on the calculation, the Company was not required to make an excess cash flow payment.

In 2010, the Company used net proceeds from its initial public offering and a substantial portion of its cash and cash equivalents to pay down debt. In February 2010, the Company used $221,622 in net proceeds from the initial public offering to pay down the second lien term loan in full and to pay down a portion of the first lien term loan. In addition, in March 2010, December 2010, April 2011, December 2011 and February 2012 the Company used $138,495, $74,194, $24,731, $34,624 and $22,874 respectively, of cash and cash equivalents on hand to further pay down principal.

Due to the incorporation of a new interest rate floor provision in the Term Loan Credit Agreement, which constitutes a change in critical terms, the Company concluded that as of May 30, 2012, the outstanding interest rate swaps would no longer be highly effective in achieving offsetting changes in cash flows during the periods the hedges are designated. As a result, the Company was required to de-designate the hedges as of May 30, 2012. Beginning May 31 2012, the effective portion of the swaps prior to the change (i.e. amounts previously recorded in Accumulated Other Comprehensive Loss) have been and will continue to be amortized as interest expense over the period of the originally designated hedged transactions which have various dates through October 2013. Future changes in fair value of the swaps have been and will continue to be immediately recognized in the condensed consolidated statements of comprehensive income as interest expense.

7. Redeemable Stock and Stockholders' Equity (Deficit)

Between November 2006 and February 2010, certain of the current equity investors (affiliates of CCMP Capital Advisors, LLC and related entities, certain other investors, certain members of management of the Subsidiary and board of directors of the Company) had previously acquired a combination of Class A and Class B Common stock and Series A Preferred stock of the Company. General terms of these securities are:

Preferred stock

Series A Convertible Preferred stock: Each Series A Preferred share was entitled to a priority return preference equal to the sum of $10,000 per share base amount plus an amount sufficient to generate a 14% annual return on that base amount compounded quarterly from the date of issuance until the accreted priority return preference was paid in full. Each Series A Preferred share also participated in any equity appreciation beyond the Series A Preferred priority return (the Series A Equity Participation).

7. Redeemable Stock and Stockholders' Equity (Deficit) (Continued)

Voting: Series A Preferred shares did not have voting rights, subject to certain limited approval rights.

Distributions: Dividends and other distributions to stockholders in respect of shares, whether as part of an ordinary distribution of earnings, as a leveraged recapitalization or in the event of an ultimate liquidation and distribution of available corporate assets were to be paid to Series A Preferred stockholders as follows: Series A Preferred shares were entitled to receive an amount equal to the Series A Preferred base amount of $10,000 per share plus an amount sufficient to generate a 14% annual return on that base amount, compounded quarterly from the date in which the Series A Preferred shares were originally issued. Series A Preferred shares were then entitled to receive an equity participation on all remaining proceeds after payment of this priority return to all Series A Preferred stockholders equal to 24.3% of remaining proceeds (Series A Equity Participation). No distribution would be made to any holder of common stock until the Series A Preferred stockholders had received all distributions to which they were entitled as previously described. After such distributions were made to the Series A Preferred stockholders, the holders of common stock were entitled to receive any remaining payments or distributions in accordance with their respective priorities.

Liquidations: Distributions in connection with any liquidation or change of control transaction would be made in accordance with the distributions described above. No distribution would be made to any holder of common stock until the Series A Preferred stockholders had received all distributions to which they were entitled as described above. After such distributions were made to the Series A Preferred stockholders, the holders of common stock would be entitled to receive any remaining payments or distributions in accordance with their respective priorities.

Conversion: Series A Preferred shares automatically converted into Class A common shares at the time of the initial public offering (IPO). Any unpaid Series A preferred return (base $10,000 per share plus 14% accretion) was converted into additional Class A common shares valued at the IPO price net of underwriter's discount. That is, each Series A Preferred share was converted into a number of Class A common shares equal to (i) a fraction, the numerator of which is the unpaid priority return on such Series A Preferred share and the denominator of which is the value of a Class A common share at the time of conversion plus (ii) the number of Class A common shares required to be issued to satisfy the Series A Equity Participation. The number of shares of Class A common stock which were issued upon conversion of the Series A Preferred was dependent upon the initial public offering price of the Class A common stock on the date of conversion as well as the unpaid priority return of the Series A Preferred stock.

The Series A Preferred were redeemable in a deemed liquidation in the event of a change of control. The redemption features were considered to be outside the control of the Company and therefore, all shares of Series A Preferred stock were recorded outside of permanent equity in accordance with guidance originally issued under EITF Topic D-98, *Classification and Measurement of Redeemable Securities* (codified under Accounting Standards Codification 480, *Distinguishing Liabilities from Equity)*. Until the time of the IPO, no adjustment to the carrying value of the Series A Preferred

7. Redeemable Stock and Stockholders' Equity (Deficit) (Continued)

stock securities had been recorded, and the priority returns had not been accreted as a change of control was not probable.

Common stock

Class B Convertible common stock: Class B shares participated in the equity appreciation after the Series A Preferred priority return was satisfied. Each Class B share was entitled to a priority return preference equal to the sum of $10,000 per share base amount plus an amount sufficient to generate a 10% annual return on that base amount compounded quarterly from the date of issue until the Class B priority return preference is paid in full. Each Class B share also participated in any equity appreciation beyond the Class B priority return.

Voting: Each Class B share was entitled to one vote per share on all matters on which stockholders voted.

Class A common stock: Class A shares participated in the equity appreciation after the Class B priority return was satisfied.

Class A shares did not have voting rights, priority preference or any accretion rights.

Distributions: After payment of the priority return to Series A Preferred stockholders previously described above under Preferred Stock, dividends and other distributions that remain available to stockholders in respect of shares, whether as part of an ordinary distribution of earnings, as a leveraged recapitalization or in the event of an ultimate liquidation and distribution of available corporate assets, were to be paid to the common stockholders as follows: Class B shares were entitled to receive an amount equal to the Class B base amount of $10,000 per share plus an amount sufficient to generate a 10% annual return on that base amount, compounded quarterly from the date in which the Class B shares were originally issued. After payment of this priority return to Class B holders, the holders of Class A shares and Class B shares participated together equally and ratably in any and all distributions by the Company.

Liquidations: Distributions made in connection with any liquidation or change of control transaction would be made in accordance with the distributions previously described above in the preceding paragraph. In addition, any remaining assets after the Class B preferential distribution would be allocated to the Class A and Class B shares as follows: the Class B shares would receive a percentage of the remaining assets equal to the sum of (i) 88% plus (ii) the product of (A) 12% multiplied by (B) one minus a fraction, the numerator of which is the number of issued and outstanding vested shares of Class A shares and the denominator is 9,350.0098. The remainder would be allocated to the Class A shares.

Conversion: Class B shares automatically converted into Class A shares immediately prior to the IPO. Any unpaid Class B Common priority return (base $10,000 per share plus 10% accretion) was "paid" in additional Class A common shares valued at the IPO price net of underwriter's discount. That is, each Class B share converted into a number of Class A shares required to be issued to satisfy the Class B Common priority return. Each Class B share converted into a number of Class A shares

(Dollars in Thousands, Except Share and Per Share Data)

7. Redeemable Stock and Stockholders' Equity (Deficit) (Continued)

equal to (i) one plus (ii) a fraction, the numerator of which was the unpaid priority return on such Class B share and the denominator of which was the value of a Class A share at the time of conversion, in all cases subject to the priority rights and preferences of the Series A Preferred Shares. The number of shares of Class A common stock which were issued upon conversion of the Class B common stock was dependent upon the initial public offering price of the Class A common stock on the date of conversion as well as the unpaid priority return of the Class B common stock.

The Class B common were redeemable in a deemed liquidation in the event of a change of control. The redemption features were considered to be outside the control of the Company and therefore, all shares of Class B common stock were recorded outside of permanent equity in accordance with guidance originally issued under EITF Topic D-98, *Classification and Measurement of Redeemable Securities* (codified under Accounting Standards Codification 480, *Distinguishing Liabilities from Equity).* Until the time of the IPO, no adjustment to the carrying value of Class B Common stock securities had been recorded, and the priority returns had not been accreted as a change of control was not probable.

Accretion: Cumulative accretion on Series A preferred stock and Class B common stock at the time of the IPO on February 17, 2010, was as follows:

	Series A Preferred	Class B Common
Carrying value	$113,109	$ 765,096
Cumulative accretion	17,006	286,299
	$130,115	$1,051,395

The amounts above do not include the additional base amount of $25,790 on Class B common stock or the impact of Series A Equity Participation of $114,900 on Series A Preferred stock, both of which were recognized as a beneficial conversion at the time of the initial public offering.

The Company determined that the conversion feature in the Class B Common stock was in-the-money at the date of issuance and therefore represented a beneficial conversion feature. Since the Class B Common stock was convertible upon an initial public offering, the beneficial conversion was contingent upon a future event and had not been recorded in the consolidated financial statements prior to the IPO. The beneficial conversion feature, which was valued at $25,790 at its commitment date, was recorded at the completion of the IPO on February 10, 2010 as a return to Class B Common stockholders analogous to a dividend. Since no retained earnings were available to pay this dividend at resolution of the contingency, the dividend was charged against additional paid in capital resulting in no net impact.

Management Equity Incentive Plan: On November 10, 2006, the Company adopted the 2006 Management Equity Incentive Plan (2006 Equity Incentive Plan). The 2006 Equity Incentive Plan provided for awards with respect to a maximum of 9,350.0098 Class A Common shares and 5,000 Class B Common shares, subject to certain adjustments. On November 10, 2006, and from time to time thereafter, certain members of management purchased restricted shares of Class A Common stock

(Dollars in Thousands, Except Share and Per Share Data)

7. Redeemable Stock and Stockholders' Equity (Deficit) (Continued)

under the 2006 Equity Incentive Plan for $341 per share and pursuant to restricted stock agreements. One half of the restricted shares vested over time (Time Vesting Shares), with 25% vesting on November 10, 2007 and on the next three anniversaries thereafter, so long as the participant was still employed by the Company or one of its subsidiaries on the applicable vesting date. Upon the occurrence of a change of control of the Company, any unvested Time Vesting Shares immediately vested in full, so long as the participant was still employed by the Company or one of its subsidiaries. The other half of the restricted shares immediately vested (performance-based vesting) in full, provided the participant was still then employed by the Company or one of its subsidiaries, upon the occurrence of either: (i) a change of control of the Company that provides CCMP with a certain rate of return with respect to net proceeds received by CCMP from their investment in the Company; or (ii) from and after the date of an IPO, the achievement with respect to shares of the Class A Common stock of an average closing trading price exceeding, in any 60 consecutive trading day period starting prior to the later of (a) the fifth year anniversary of the date of grant of the restricted shares, and (b) one year after the IPO, a certain threshold with respect to net proceeds received by CCMP from their investment in the Company. As a condition to the purchase of restricted shares, members of management executed confidentiality, non-competition and intellectual property agreements.

The fair value of the Class A common stock on the date of issuance was estimated to be $390 per share. The Company recorded $6, and $38, and $40 of stock-based compensation expense related to the Time Vesting Shares in 2010, 2009, and 2008, respectively, related to amortization of the excess of fair value over purchase price of these restricted shares. This excess was being amortized over the vesting provisions of the restricted shares. As a result of the IPO, the remaining unvested performance-based Restricted Shares became fully vested. As a result, the Company has recorded $159 of stock-based compensation expense related to the accelerated vesting in 2010.

Issuance and repurchases of securities

Series A Preferred Stock: In September 2009, the Company issued 2,000 shares of the Series A Preferred stock to CCMP and certain members of management and the board of directors, for an aggregate purchase price of $20,000. In December 2009, the Company issued an aggregate of 1,476 shares of Series A Preferred stock to CCMP in exchange for certain term loans under the first and second lien credit facilities that CCMP had purchased. The exchange ratio in connection with the exchange was one share of Series A Preferred stock per $10 of the amount paid by CCMP for the loans that were so exchanged. Such purchased term loans had a cumulative outstanding principal amount equal to $154,815. As the equity consideration was less than the outstanding principal amount, a gain on debt extinguishment was recorded.

The Company determined that the conversion feature in the Series A Preferred stock had a contingent beneficial conversion feature at the date of issuance. The Series A Preferred stock was convertible upon an initial public offering and the number of additional Class A Common shares which may be issued was unknown prior to the IPO. Since the beneficial conversion was contingent upon a future event, it had not been recorded in the consolidated financial statements prior to the IPO. The $114,900 beneficial conversion feature, which is the result of the additional Class A shares issued to satisfy the Series A Equity Participation, was recorded at the completion of the initial public offering

(Dollars in Thousands, Except Share and Per Share Data)

7. Redeemable Stock and Stockholders' Equity (Deficit) (Continued)

on February 10, 2010, as a return to Series A Preferred stockholders analogous to a dividend. Since no retained earnings were available to pay this dividend at resolution of the contingency, the dividend was charged against additional paid in capital resulting in no net impact.

8. Earnings Per Share

In fiscal years 2012, 2011 and 2010, basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding. Except where the result would be anti-dilutive, diluted earnings per share is calculated by assuming the vesting of unvested restricted stock and the exercise of stock options, as well as their related income tax benefits. The following table reconciles the numerator and the denominator used to calculate basic and diluted earnings per share:

	Year ended December 31,		
	2012	2011	2010
Net income	$ 93,223	$ 324,643	$ 56,913
Less: accretion of Series A Preferred stock	—	—	(2,042)
Less: accretion of Class B Common stock	—	—	(12,133)
Less: beneficial conversion	—	—	(140,690)
Net income (loss) attributable to Common stock (formerly Class A Common stock)	93,223	324,643	(97,952)
Income attributable to Class B Common stock	—	—	12,133
Net income (loss) per common share—basic:			
Common stock (formerly Class A Common stock)	$ 1.38	$ 4.84	$ (1.65)
Class B Common stock	n/a	n/a	$ 505
Net income (loss) per common share—diluted:			
Common stock (formerly Class A Common stock)	$ 1.35	$ 4.79	$ (1.65)
Class B Common stock	n/a	n/a	$ 505
Weighted average number of shares outstanding—Common Stock (formerly Class A Common stock):			
Basic	67,360,632	67,130,356	59,364,958
Dilutive effect of equity awards(1)	1,832,506	667,015	—
Diluted	69,193,138	67,797,371	59,364,958
Weighted average number of shares outstanding—Class B Common stock—basic and diluted:	n/a	n/a	24,018

(1) Excludes approximately 363,000 stock options and restricted stock awards for the twelve month period ended December 31, 2012, as the impact of such awards was anti-dilutive. There were no anti-dilutive awards for the twelve month period ended December 31, 2011. For the year ended December 31, 2010, diluted earnings per share are identical to basic earnings per share because the impact of common stock equivalents on earnings per share is anti-dilutive. Had the impact not been anti-dilutive, the effect of stock compensation awards on weighted average diluted shares outstanding would have been 257,038.

(Dollars in Thousands, Except Share and Per Share Data)

8. Earnings Per Share (Continued)

In fiscal year 2010, the Company's Class B Common stock was considered a participating stock security requiring use of the "two-class" method for the computation of basic net income (loss) per share in accordance with provisions of ASC 260-10 *Earnings per share*. Losses were not allocated to the Class B Common stock in the computation of basic earnings per share as the Class B Common stock was not obligated to share in losses. Basic earnings per share excludes the effect of common stock equivalents and was computed using the "two-class" computation method, which subtracts earnings attributable to the Class B preference from total earnings. In addition, earnings attributable to the Series A Preferred preference and the Class B and Series A Preferred beneficial conversion were subtracted from total earnings. Any remaining loss was attributed to the Class A Common shares.

9. Income Taxes

The Company's provision for income taxes consists of the following:

	Year ended December 31,		
	2012	2011	2010
Current:			
Federal	$34,170	$ 14,312	$ —
State	3,854	1,885	307
Foreign	81	—	—
	38,105	16,197	307
Deferred:			
Federal	21,972	15,632	19,127
State	3,048	1,887	2,831
Foreign	25	—	—
	25,045	17,519	21,958
Change in valuation allowance	(21)	(271,393)	(21,958)
Provision for income taxes	$63,129	$(237,677)	$ 307

The Company is the taxpaying entity and files a consolidated federal income tax return. Currently, the Company is not under examination by any major taxing jurisdiction to which the Company is subject. The statute of limitation for tax years 2012, 2011, 2010, and 2009 is open, for federal and state income taxes. Additionally, tax years 2007 and 2008 remain open for examination by certain state and foreign taxing authorities.

(Dollars in Thousands, Except Share and Per Share Data)

9. Income Taxes (Continued)

Significant components of deferred tax assets and liabilities are as follows:

	December 31,	
	2012	2011
Deferred tax assets:		
Goodwill and intangible assets	$125,457	$160,311
Accrued expenses	26,606	16,572
Deferred revenue	3,503	1,370
Inventories	2,544	2,720
Pension obligations	9,064	8,641
Stock-based compensation	6,408	5,302
Operating loss and credit carryforwards	24,915	50,429
Interest rate swap, copper derivative	1,119	2,065
Other	36	719
Valuation allowance	(806)	—
Total deferred tax assets	198,846	248,129
Deferred tax liabilities:		
Depreciation	12,274	5,994
Prepaid expenses	1,131	377
Total deferred tax liabilities	13,405	6,371
Net deferred tax asset	$185,441	$241,758

The net current and noncurrent components of deferred taxes included in the consolidated balance sheets are as follows:

	December 31,	
	2012	2011
Net current deferred tax assets	$ 48,687	$ 14,395
Net long-term deferred tax assets	137,560	227,363
Valuation allowance	(806)	—
Net deferred tax assets	$185,441	$241,758

The Company was in a three year cumulative net loss position, due primarily to a 2008 goodwill and tradename impairment write-off, and therefore had not considered expected future taxable income in analyzing the realizability of the deferred tax assets as of December 31, 2010, resulting in a full valuation allowance against these net deferred tax assets. In the fourth quarter of 2011, the Company was no longer in a three-year cumulative loss position and, as part of the normal assessment of the future realization of the net deferred tax assets, determined that a valuation allowance was no longer required. As a result, the valuation allowance was reversed in the fourth quarter of 2011 and the Company recorded as a tax benefit of $271,393.

(Dollars in Thousands, Except Share and Per Share Data)

9. Income Taxes (Continued)

Acquired as part of the Ottomotores acquisition, Ottomotores Brazil generated net operating losses for multiple years. The realizability of the deferred tax assets associated with these net operating losses is uncertain so a valuation allowance has been recorded in the opening balance sheet as of December 8, 2012.

At December 31, 2012, the Company has federal net operating loss carryforwards of approximately $54,079, which expire between 2028 and 2030, and various state net operating loss carryforwards, which expire between 2017 and 2030.

As a result of ownership changes, Section 382 of the Internal Revenue Code of 1986 as amended and similar state provisions can limit the annual deductions of net operating loss and tax credit carry forwards. Such annual limitations could result in the expiration of net operating loss and tax credit carry forwards before utilization. The Company has no such limitation as of December 31, 2011 and expects no limitation was triggered in 2012. Future ownership changes may result in such a limitation. However, the Company believes any limitation would not be significant.

At December 31, 2012 and 2011, the Company has no reserves recorded for uncertain tax positions.

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Year ended December 31,		
	2012	2011	2010
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes	4.1	4.0	4.0
Valuation allowance	—	(312.3)	(38.0)
Other	1.3	—	—
Effective tax rate	40.4%	(273.3)%	1.0%

The American Taxpayer Relief Act of 2012 (the "Act") was signed into law on January 2, 2013. The Act retroactively restored several expired business tax provisions, including the research and experimentation credit. Because a change in tax law is accounted for in the period of enactment, the retroactive benefit of the Act on the Company's U.S. federal taxes for 2012 will be recognized in 2013. The Company expects the Act's extension of this provision through the end of 2013 will reduce our estimated annual effective tax rate for 2013, however we do not believe the effect will be material.

10. Benefit Plans

Medical and Dental Plan

The Company maintains medical and dental benefit plans covering full-time employees of the Company and their dependents. Certain plans are partially or fully self-funded plans under which participant claims are obligations of the plan. These plans are funded through employer and employee contributions at a level sufficient to pay for the benefits provided by the plan. The Company's

(Dollars in Thousands, Except Share and Per Share Data)

10. Benefit Plans (Continued)

contributions to the plan were $8,741, $6,700, and $7,300 for the years ended December 31, 2012, 2011, and 2010, respectively. The plan covering a majority of full-time employees maintains individual stop loss insurance policies on the medical portion with a limit of stop loss of $235 to mitigate losses. Balances for the incurred but not yet reported claims, including reported but unpaid claims at December 31, 2012, and 2011, were $1,185 and $800, respectively. The Company estimates claims incurred but not yet reported based on its historical experience. During 2012, the Company paid premiums of $2,446 for other standard medical benefits covering certain full-time employees.

Savings Plan

The Company maintains a defined-contribution 401(k) savings plan for virtually all domestic employees who meet certain eligibility requirements. Under the plan, employees may defer receipt of a portion of their eligible compensation.

The Company amended the 401(k) savings plans effective January 1, 2009, to add Company matching and non-elective contributions. The Company may contribute a matching contribution of 50% of the first 6% of eligible compensation of employees. No matching contribution shall be made with respect to employee catch-up contributions. The Company may contribute a non-elective contribution for each plan year after 2008. The contribution will apply to eligible employees employed on December 31, 2008. The rate of the non-elective contribution is determined based upon years of service as of December 31, 2008, and is fixed. Both Company matching contributions and non-elective contributions are subject to vesting. Forfeitures may be applied against plan expenses.

The Company recognized $3,000, $2,400 and $2,300 of expense related to this plan in 2012, 2011 and 2010, respectively.

Pension Plans

The Company has noncontributory salaried and hourly pension plans (collectively, "Pension Plans") covering certain domestic employees. The benefits under the salaried plan are based upon years of service and the participants' defined final average monthly compensation. The benefits under the hourly plan are based on a unit amount at the date of termination multiplied by the participant's years of credited service. The Company's funding policy for the Pension Plans is to contribute amounts at least equal to the minimum annual amount required by applicable regulations. The Company elected to freeze the Pension Plans effective December 31, 2008. This resulted in a cessation of all future benefit accruals for both hourly and salary pension plans.

(Dollars in Thousands, Except Share and Per Share Data)

10. Benefit Plans (Continued)

The Company uses a December 31 measurement date for the Pension Plans. Information related to the Pension Plans is as follows:

	Year Ended December 31,	
	2012	2011
Accumulated benefit obligation at end of period	$ 59,744	$ 53,467
Change in projected benefit obligation		
Projected benefit obligation at beginning of period	$ 53,467	$ 46,049
Interest cost	2,453	2,369
Net actuarial loss	5,332	6,649
Benefits paid	(1,508)	(1,600)
Projected benefit obligation at end of period	$ 59,744	$ 53,467
Change in plan assets		
Fair value of plan assets at beginning of period	$ 31,423	$ 30,615
Actual return on plan assets	4,268	623
Company contributions	2,387	1,785
Benefits paid	(1,508)	(1,600)
Fair value of plan assets at end of period	$ 36,570	$ 31,423
Funded status: accrued pension liability included in other long-term liabilities	$(23,174)	$(22,044)
Amounts recognized in accumulated other comprehensive income		
Net actuarial loss	$(12,081)	$(10,529)

The actuarial loss for the Pension Plans that was amortized from OCI into net periodic benefit cost during 2012 is $909. The amount in OCI as of December 31, 2012 that is expected to be recognized as a component of net periodic pension expense during the next fiscal year is $1,108.

Additional information related to the Pension Plans is as follows:

	Year ended December 31,		
	2012	2011	2010
Components of net periodic pension expense:			
Interest cost	2,453	2,369	2,359
Expected return on plan assets	(2,398)	(2,342)	(2,004)
Amortization of net loss	909	273	247
Net periodic pension expense	$ 964	$ 300	$ 602

(Dollars in Thousands, Except Share and Per Share Data)

10. Benefit Plans (Continued)

Weighted-average assumptions used to determine benefit obligation are as follows:

	December 31,	
	2012	2011
Discount rate—salaried pension plan	4.10%	4.65%
Discount rate—hourly pension plan	4.14%	4.65%
Rate of compensation increase(1)	n/a	n/a

(1) No compensation increase was assumed as the plans were frozen effective December 31, 2008.

Weighted-average assumptions used to determine net periodic pension expense are as follows:

	Year ended December 31,		
	2012	2011	2010
Discount rate	4.65%	5.23%	5.76%
Expected long-term rate of return on plan assets	7.57	7.62	7.30
Rate of compensation increase(1)	n/a	n/a	n/a

(1) No compensation increase was assumed as the plans were frozen effective December 31, 2008.

To determine the long-term rate of return assumption for plan assets, the Company studies historical markets and preserves the long-term historical relationships between equities and fixed-income securities consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. The Company evaluates current market factors such as inflation and interest rates before it determines long-term capital market assumptions and reviews peer data and historical returns to check for reasonableness and appropriateness.

The Pension Plan's weighted-average asset allocation at December 31, 2012 and 2011, by asset category, is as follows:

		December 31, 2012		December 31, 2011	
Asset Category	Target	Dollars	%	Dollars	%
Fixed Income	24%	8,736	24%	7,349	23%
Domestic equity	49%	17,926	49%	15,879	51%
International equity	17%	6,257	17%	4,766	15%
Real estate	10%	3,651	10%	3,429	11%
Total	100%	$36,570	100%	$31,423	100%

(Dollars in Thousands, Except Share and Per Share Data)

10. Benefit Plans (Continued)

The fair values of the Pension Plan's assets at December 31, 2012 are as follows:

	Total	Quoted prices in active markets for identical asset (level 1)	Significant observable inputs (level 2)	Significant unobservable inputs (level 3)
Mutual fund	$33,683	$33,683	$ —	$ —
Collective trust	2,887	—	2,887	—
Total	$36,570	$33,683	$2,887	$ —

The fair values of the Pension Plan's assets at December 31, 2011 are as follows:

	Total	Quoted prices in active markets for identical asset (level 1)	Significant observable inputs (level 2)	Significant unobservable inputs (level 3)
Mutual fund	$28,530	$28,530	$ —	$ —
Collective trust	2,893	—	2,893	—
Total	$31,423	$28,530	$2,893	$ —

Mutual Funds—This category includes investments in mutual funds that encompass both equity and fixed income securities that are designed to provide a diverse portfolio. The plan's mutual funds are designed to track exchange indices, and invest in diverse industries. Some mutual funds are classified as regulated investment companies. Investment managers have the ability to shift investments from value to growth strategies, from small to large capitalization funds, and from U.S. to international investments. These investments are valued at the closing price reported on the active market on which the individual securities are traded. These investments are classified within Level 1 of the fair value hierarchy.

Collective Trusts—This category includes public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the trust. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The NAV of the trust is classified within Level 2 of the fair value hierarchy.

The Company's target allocation for equity securities and real estate is generally between 65% - 85%, with the remainder allocated primarily to bonds. The Company regularly reviews its actual asset allocation and periodically rebalances its investments to the targeted allocation when considered appropriate.

The Company expects to make estimated contributions of $1,052 to the Pension Plans in 2013.

(Dollars in Thousands, Except Share and Per Share Data)

10. Benefit Plans (Continued)

The following benefit payments are expected to be paid from the Pension Plans:

Year	
2013	$ 1,656
2014	1,768
2015	1,863
2016	1,994
2017	2,191
Years 2018 - 2022	12,715

11. Share Plans

On November 10, 2006, the Company adopted the 2006 Management Equity Incentive Plan (2006 Equity Incentive Plan). The 2006 Equity Incentive Plan provided for awards with respect to a maximum of 9,350.0098 shares of Common stock (formerly Class A Common stock) and 5,000 Class B Common shares, subject to certain adjustments. On November 10, 2006, and from time to time thereafter, certain members of management purchased restricted shares of Class A Common stock under the 2006 Equity Incentive Plan for $341 per share and pursuant to restricted stock agreements. One half of the restricted shares vested over time (Time Vesting Shares), with 25% vesting on November 10, 2007 and on the next three anniversaries thereafter, so long as the participant was still employed by the Company or one of its subsidiaries on the applicable vesting date. Upon the occurrence of a change of control of the Company, any unvested Time Vesting Shares immediately vested in full, so long as the participant was still employed by the Company or one of its subsidiaries. The remaining restricted shares immediately vested (performance-based vesting) in full, provided the participant was still then employed by the Company or one of its subsidiaries, upon the occurrence of either: (i) a change of control of the Company that provides CCMP with a certain rate of return with respect to net proceeds received by CCMP from their investment in the Company; or (ii) from and after the date of an IPO, the achievement with respect to shares of the Common stock (formerly Class A Common stock) of an average closing trading price exceeding, in any 60 consecutive trading day period starting prior to the later of (a) the fifth year anniversary of the date of grant of the restricted shares, and (b) one year after the IPO, a certain threshold with respect to net proceeds received by CCMP from their investment in the Company. As a condition to the purchase of restricted shares, members of management executed confidentiality, non-competition and intellectual property agreements.

The fair value of the Class A common stock on the date of issuance was estimated to be $390 per share. The Company recorded $6 of stock-based compensation expense related to the Time Vesting Shares in 2010 related to amortization of the excess of fair value over purchase price of these restricted shares. This excess was being amortized over the vesting provisions of the restricted shares. As a result of the IPO, the remaining unvested performance-based Restricted Shares became fully vested. As a result, the Company recorded $159 of stock-based compensation expense related to the accelerated vesting in 2010.

The Company adopted an equity incentive plan on February 10, 2010 in connection with the IPO. At the time of the IPO, 4,341,504 stock options and 456,249 shares of restricted stock and other stock

(Dollars in Thousands, Except Share and Per Share Data)

11. Share Plans (Continued)

awards were granted to employees and Board members of the Company pursuant to the equity incentive plan. The Company has subsequently granted an additional 470,372 stock options and 287,618 shares of restricted stock and other stock awards to employees and Board members of the Company. Total share-based compensation cost related to the equity incentive plan recognized in the consolidated statements of comprehensive income was $10,780, $8,646 and $6,198 in 2012, 2011 and 2010, respectively, net of actual forfeitures, which is recorded in operating expenses in the consolidated statements of comprehensive income.

Stock Options—Stock options granted in 2012 have an exercise price of between $18.82 per share and $37.05 per share, stock options granted in 2011 have an exercise price of between $11.15 per share and $18.73 per share, and the stock options granted in 2010 have an exercise price of between $7.00 per share and $10.18 per share. On June 29, 2012, the Company used a portion of the proceeds from the May 30, 2012 debt refinancing (see footnote #6—Credit Agreement) together with cash on its balance sheet to pay a special cash dividend of $6.00 per share on its common stock. In connection with the special dividend, and pursuant to the terms of the Company's stock option plan, certain adjustments are required to be made to stock options outstanding under the plan in order to avoid dilution of the intended benefits which would otherwise result as a consequence of the special dividend. As such, the strike price for all outstanding stock options as of the special dividend date was adjusted by the $6.00 special dividend amount. There was no change to compensation expense as a result of this adjustment. On July 2, 2012, the strike price of all stock option awards outstanding prior to the special dividend date was restated to reflect these adjustments. The exercise prices noted above reflect this adjustment. Stock options issued in 2012 vest in equal installments over four years, subject to the grantee's continued employment or service and expire 10 years after the date of grant. Stock options issued in 2011 and 2010 vest in equal installments over five years, subject to the grantee's continued employment or service and expire 10 years after the date of grant.

Beginning in 2011, stock option exercises are net-share settled such that the Company withholds shares with value equivalent to the exercise price of the awards plus the employees' minimum statutory obligation for the applicable income and other employment taxes. Total shares withheld were approximately 667,041 and 55,202 in 2012 and 2011, respectively, and were based on the value of the stock on the exercise date as determined based upon an average of the Company's high and low stock sales price. Total payments for the employees' tax obligations to the taxing authorities were $6,425, $371 and $0 in 2012, 2011 and 2010, respectively, and are reflected as a financing activity within the Consolidated Statement of Cash Flows. The net-share settlements had the effect of share repurchases by the Company as they reduced the number of shares that would have otherwise been issued as a result of the vesting and did not represent an expense to the Company.

The Company has agreed to pay these taxes on behalf of the employees in return for the employee exchanging an equivalent value of options to the Company. This transaction resulted in a decrease of approximately $6,425 and $371 in 2012 and 2011, respectively, to equity on the consolidated balance sheet as the cash payment of the taxes effectively acted as a repurchase of the stock options previously granted.

(Dollars in Thousands, Except Share and Per Share Data)

11. Share Plans (Continued)

The grant-date fair value of each option grant is estimated using the Black-Scholes-Merton option pricing model. The fair value is then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Since there is limited history for the Company's stock, expected volatility is calculated based on an analysis of historic and implied volatility measures for a set of peer companies. The average expected life is based on the contractual term of the option using the simplified method. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on termination history, as there is not sufficient history of actual share option forfeitures at this time. The weighted-average assumptions used in the Black-Scholes-Merton option pricing model for 2012 and 2011 are as follows:

	2012	2011
Weighted average grant date fair value	$12.13	$11.10
Assumptions:		
Expected stock price volatility	45%	50%
Risk free interest rate	1.22%	2.69%
Expected annual dividend per share	$ —	$ —
Expected life of options (years)	6.25	6.5

The Company periodically evaluates its forfeiture rates and updates the rates it uses in the determination of its stock-based compensation expense. The impact of the change to the forfeiture rates on non-cash compensation expense was immaterial for the years ended December 31, 2012, 2011

11. Share Plans (Continued)

and 2010. A summary of the Company's stock option activity and related information for the three years ended December 31, 2012 is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in thousands)
Outstanding as of December 31, 2009	—	$ —		
Granted	4,366,504	13.02		
Exercised	—	—		
Expired	—	—		
Forfeited	(130,245)	(13.00)		
Outstanding as of December 31, 2010	4,236,259	13.02	9.1	$13,349
Granted	179,877	21.26		
Exercised	(107,591)	13.00		
Expired	—	—		
Forfeited	—	—		
Outstanding as of December 31, 2011	4,308,545	13.36	8.2	$63,193
Granted	256,112	21.28		
Exercised	(1,113,827)	13.21		
Expired	—	—		
Forfeited	(10,788)	20.52		
Outstanding as of December 31, 2012	3,440,042	14.38		$68,549
Exercisable as of December 31, 2012	509,054	13.19	7.3	$10,750

Of the 1,113,827 stock options exercised during the fiscal year 2012, 667,041 shares underlying such exercised options were retained by the Company in a net-share settlement to cover the aggregate exercise price and the required amount of employee withholding taxes.

As of December 31, 2012, there was $16,356 of total unrecognized compensation cost, net of expected forfeitures, related to unvested options. The cost is expected to be recognized over the remaining service period, having a weighted-average period of 2.4 years. Total share-based compensation cost related to the stock options for 2012, 2011 and 2010 was $6,835, $6,475 and $4,470, respectively, which is recorded in operating expenses in the consolidated statements of comprehensive income.

Restricted Stock—For awards issued prior to 2012, restricted stock awards vest in full on the third anniversary of the date of grant, subject to the grantee's continued employment. Restricted stock awards issued in 2012 vest in equal installments over three years, subject to the grantee's continued employment or service. The fair market value of the award at the time of the grant is amortized to expense over the period of vesting. The fair value of restricted share awards is determined based on the

(Dollars in Thousands, Except Share and Per Share Data)

11. Share Plans (Continued)

market value of the Company's shares on the grant date. The compensation expense recognized for restricted share awards is net of estimated forfeitures.

A summary of the Company's restricted share awards activity for the three years ended December 31, 2012 is as follows:

Non-vested Stock Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of December 31, 2009	—	$ —
Granted	439,999	13.02
Vested	—	—
Forfeited	(9,844)	(13.00)
Non-vested as of December 31, 2010	430,155	$ 13.02
Granted	59,147	20.59
Vested	—	—
Forfeited	—	—
Non-vested as of December 31, 2011	489,302	$ 13.93
Granted	195,771	26.94
Vested	—	—
Forfeited	(20,002)	—
Non-vested as of December 31, 2012	665,071	$ 17.75

As of December 31, 2012, there was $4,431 of total unrecognized compensation cost, net of expected forfeitures, related to non-vested stock awards. That cost is expected to be recognized over the remaining service period, having a weighted-average period of 2.0 years. Total share-based compensation cost related to the restricted stock for 2012, 2011 and 2010 was $3,645, $1,871 and 1,447, respectively, which is recorded in operating expenses in the consolidated statements of comprehensive income.

During 2012, 2011 and 2010, 10,864, 16,680 and 21,406 shares, respectively, of fully vested stock were granted to certain members of the Company's board of directors as a component of their compensation for their service on the board. Total compensation cost for these share grants in 2012, 2011 and 2010 was $300, $300 and $281, respectively, which is recorded in operating expenses in the consolidated statements of comprehensive income.

12. Commitments and Contingencies

The Company leases certain computer equipment, automobiles, and warehouse space under operating leases with lease terms generally ranging between 3-5 years.

(Dollars in Thousands, Except Share and Per Share Data)

12. Commitments and Contingencies (Continued)

The approximate aggregate minimum rental commitments at December 31, 2012, are as follows:

Year	Amount
2013	$ 825
2014	540
2015	269
2016	108
2017	18
Total	$1,760

Total rent expense for the years ended December 31, 2012, 2011 and 2010, which includes short-term data processing equipment rentals, was approximately $2,870, $1,309, and $554, respectively.

The Company has an arrangement with a finance company to provide floor plan financing for selected dealers. The Company receives payment from the finance company after shipment of product to the dealer. The Company participates in the cost of dealer financing up to certain limits. The Company has agreed to repurchase products repossessed by the finance company, but does not indemnify the finance company for any credit losses they incur. The amount financed by dealers which remained outstanding under this arrangement at December 31, 2012 and 2011 was approximately $16,600 and 10,035, respectively.

In the normal course of business, the Company is named as a defendant in various lawsuits in which claims are asserted against the Company. In the opinion of management, the liabilities, if any, which may result from such lawsuits are not expected to have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

13. Special Cash Dividend

On June 29, 2012, the Company used a portion of the proceeds from the May 30, 2012 debt refinancing (see Note #6—Credit Agreements) together with cash on its balance sheet to pay a special cash dividend of $6.00 per share on its common stock, resulting in payments totaling $404,332 to stockholders. Dividends declared but unpaid as of December 31, 2012 of $3,957, which relate to dividends earned on unvested restricted stock awards, are included in other accrued liabilities in the consolidated balance sheet. In connection with the special dividend, and pursuant to the terms of the Company's stock option plan, certain adjustments were required to be made to stock options outstanding under the plan in order to avoid dilution of the intended benefits which would otherwise result as a consequence of the special dividend. As such, on July 2, 2012, the strike price for all outstanding stock options at that time was modified by the $6.00 special dividend amount. There was no change to compensation expense as a result of this adjustment.

Dividends have been recorded as a reduction to additional paid-in capital as the Company has an accumulated deficit balance.

(Dollars in Thousands, Except Share and Per Share Data)

14. Related-Party Transactions

Prior to the IPO, the Company had an agreement to pay CCMP and certain other investors and related entities an annual advisory fee of $500. The Company expensed $55 in advisory fees for 2010. This agreement was terminated effective with the IPO on February 10, 2010.

15. Quarterly Financial Information (Unaudited)

	Quarters Ended 2012			
	Q1	Q2	Q3	Q4
Net sales	$294,561	$239,137	$300,586	$342,022
Gross profit	111,005	87,429	115,813	126,153
Operating income	59,493	37,158	59,124	67,780
Net income	30,060	9,335	25,541	28,287
Net income per common share, basic:	$ 0.45	$ 0.14	$ 0.38	$ 0.42
Net income per common share, diluted:	$ 0.44	$ 0.14	$ 0.37	$ 0.41

	Quarters Ended 2011			
	Q1	Q2	Q3	Q4
Net sales	$123,981	$161,363	$239,324	$267,308
Gross profit	47,177	60,353	88,659	98,465
Operating income	11,143	21,800	44,178	35,860
Net income	4,844	15,289	37,379	267,131
Net income per common share, basic:	$ 0.07	$ 0.23	$ 0.56	$ 3.98
Net income per common share, diluted:	$ 0.07	$ 0.23	$ 0.55	$ 3.91

(Dollars in Thousands, Except Share and Per Share Data)

16. Valuation and Qualifying Accounts

For the years ended December 31, 2012, 2011 and 2010:

	Balance at Beginning of Period	Reserves Assumed in Acquisition	Additions Charged to Earnings	Charges to Reserve, Net(1)	Balance at End of Year
Year ended December 31, 2012					
Allowance for doubtful accounts	$ 789	$ 383	$ 204	$ (210)	$ 1,166
Reserves for inventory	4,717	1,694	1,785	(1,197)	6,999
Valuation of deferred tax assets	—	827	(21)	—	806
Year ended December 31, 2011					
Allowance for doubtful accounts	$ 723	$ 171	$ (7)	$ (98)	$ 789
Reserves for inventory	4,059	657	1,092	(1,091)	4,717
Valuation of deferred tax assets	271,393	—	(271,393)	—	—
Year ended December 31, 2010					
Allowance for doubtful accounts	$ 1,016	—	$ (124)	$ (169)	$ 723
Allowance for doubtful notes	965	—	—	(965)	—
Reserves for inventory	3,937	—	1,056	(934)	4,059
Valuation of deferred tax assets	289,529	—	(18,136)	—	271,393

(1) Deductions from the allowance for doubtful accounts equal accounts receivable written off, less recoveries, against the allowance. Deductions from the reserves for inventory excess and obsolete items equal inventory written off against the reserve as items were disposed of.

17. Subsequent Events

On February 11, 2013, the Company prepaid $80,000 of principal on its existing Term Loan with available cash on hand, which was applied against both required excess cash flow payments and all required future principal amortizations on the Term Loan.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in, or disagreements with, accountants reportable herein.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report on Form 10-K. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in this report on Form 10-K has been recorded, processed, summarized and reported as of the end of the period covered by this report on Form 10-K.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

There are inherent limitations to the effectiveness of any internal control over financial reporting, including the possibility of human error or the circumvention or overriding of the controls. Accordingly, even an effective internal control over financial reporting can provide only reasonable assurance of achieving its objective. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate, because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an assessment of the effectiveness of internal control

over financial reporting as of December 31, 2012 based on the criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. In conducting this assessment, our management excluded Ottomotores UK Ltd. because it was acquired only in the fourth quarter 2012 and constituted 4.6% and 8.7% of total and net assets, respectively, as of December 31, 2012 and 0.6% and 0.3% of revenues and net income, respectively, for the year then ended.

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2012. Its report appears in the consolidated financial statements included in this Annual Report on Form 10-K on page 43.

Changes in Internal Control Over Financial Reporting

On December 8, 2012, a subsidiary of the Company acquired all of the equity of the Ottomotores businesses. As a result of the acquisition, we are in the process of reviewing the internal control structure of Ottomotores and, if necessary, will make appropriate changes as we incorporate our controls and procedures into the acquired business. Except for this acquisition, there have been no changes in our internal control over financial reporting that occurred during the three months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 not already provided herein under "Item 1—Business—Executive Officers", will be included in our 2013 Proxy Statement, and is incorporated by reference herein.

Item 11. Executive Compensation

The information required by this item will be included in our 2013 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in our 2013 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in our 2013 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be included in our 2013 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

Included in Part II of this report:

(a)(2) Financial Statement Schedules

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

(a)(3) Exhibits

See the Exhibits Index following the signature pages for a list of the exhibits being filed or furnished with or incorporated by reference into this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERAC HOLDINGS INC.

By: /s/ AARON JAGDFELD

Aaron Jagdfeld
President and Chief Executive Officer

Dated: March 13, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons and on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ AARON JAGDFELD Aaron Jagdfeld	President, Chief Executive Officer and Director	March 13, 2013
/s/ YORK A. RAGEN York A. Ragen	Chief Financial Officer and Chief Accounting Officer	March 13, 2013
/s/ JOHN D. BOWLIN John D. Bowlin	Director	March 13, 2013
/s/ ROBERT D. DIXON Robert D. Dixon	Director	March 13, 2013
/s/ BARRY J. GOLDSTEIN Barry J. Goldstein	Director	March 13, 2013
/s/ STEPHEN MURRAY Stephen Murray	Director	March 13, 2013
/s/ DAVID RAMON David Ramon	Director	March 13, 2013

Signature	Title	Date
/s/ TIMOTHY W. SULLIVAN Timothy W. Sullivan	Director	March 13, 2013
/s/ TIMOTHY WALSH Timothy Walsh	Director	March 13, 2013

EXHIBIT INDEX

Exhibits Number	Description
2.1	Agreement and Plan of Merger by and among Generac Power Systems, Inc., the representative named therein, GPS CCMP Acquisition Corp., and GPS CCMP Merger Corp., dated as of September 13, 2006 (incorporated by reference to Exhibit 2.1 of the Registration Statement on Form S-1 filed with the SEC on January 11, 2010).
2.2	Amendment to Agreement and Plan of Merger by and among Generac Power Systems, Inc., the representative named therein, GPS CCMP Acquisition Corp., and GPS CCMP Merger Corp (incorporated by reference to Exhibit 2.1 of the Registration Statement on Form S-1 filed with the SEC on January 11, 2010).
3.1	Third Amended and Restated Certificate of Incorporation of Generac Holdings Inc. (incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
3.2	Amended and Restated Bylaws of Generac Holdings Inc. (incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-1 filed with the SEC on January 25, 2010).
4.2	Stockholders Agreement, dated as of November 10, 2006, by and among Generac Holdings Inc., certain stockholders of Generac Holdings Inc., including CCMP Capital Investors II, L.P., various of it affiliated funds, various funds affiliated with Unitas Capital Ltd. and the Management Stockholders (as defined in Stockholders Agreement) (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-1 filed with the SEC on October 20, 2009).
10.1	Credit Agreement, dated as of February 9, 2012, as amended and restated as of May 30, 2012, among Generac Power Systems, Inc., Generac Acquisition Corp., the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and Bank of America, N.A. and Goldman Sachs Bank USA, as syndication agents (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on May 31, 2012).
10.2	Guarantee and Collateral Agreement, dated as of February 9, 2012, as amended and restated as of May 30, 2012, among Generac Holdings Inc., Generac Acquisition Corp., Generac Power Systems, Inc., certain subsidiaries of Generac Power Systems, Inc. and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on May 31, 2012).
10.3	Credit Agreement, dated as of May 30, 2012, among Generac Power Systems, Inc., its Domestic Subsidiaries listed as Borrowers on the signature pages thereto, Generac Acquisition Corp., the lenders party thereto, Bank of America, N.A. as Administrative Agent, JPMorgan Chase Bank, N.A. and Goldman Sachs Bank USA, as syndication agents, and Wells Fargo Bank, National Association, as Documentation Agent (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the SEC on May 31, 2012).

Exhibits Number	Description
10.4	Guarantee and Collateral Agreement, dated as of May 30, 2012, among Generac Holdings Inc., Generac Acquisition Corp., Generac Power Systems, Inc., certain subsidiaries of Generac Power Systems, Inc. and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the SEC on May 31, 2012).
10.5	Advisory Services and Monitoring Agreement, dated November 10, 2006 (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form S-1 filed with the SEC on November 24, 2009).
10.6+	2009 Executive Management Incentive Compensation Program (incorporated by reference to Exhibit 10.46 of the Registration Statement on Form S-1 filed with the SEC on December 17, 2009).
10.7+	Generac Holdings Inc. Amended and Restated 2010 Equity Incentive Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A of the Company filed with the SEC on April 27, 2012)
10.8+	Generac Holdings Inc. Annual Performance Bonus Plan (incorporated by reference to Exhibit 10.63 of the Registration Statement on Form S-1 filed with the SEC on January 25, 2010).
10.9+	Amended and Restated Employment Agreement, dated January 14, 2010, between Generac and Aaron Jagdfeld (incorporated by reference to Exhibit 10.65 of the Registration Statement on Form S-1 filed with the SEC on January 25, 2010).
10.10+	Employment Agreement, dated as of November 10, 2006, between Generac and Dawn Tabat (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form S-1 filed with the SEC on January 25, 2010).
10.11+	Amendment to Employment Agreement, dated January 14, 2010, between Generac and Dawn Tabat (incorporated by reference to Exhibit 10.66 of the Registration Statement on Form S-1 filed with the SEC on October 20, 2009).
10.12+	Employment Letter with Terrence Dolan (incorporated by reference to Exhibit 10.62 of the Registration Statement on Form S-1 filed with the SEC on January 25, 2010).
10.13+	Form of Change in Control Severance Agreement (incorporated by reference to Exhibit 10.64 of the Registration Statement on Form S-1 filed with the SEC on January 25, 2010).
10.14	Form of Confidentiality, Non-Competition and Intellectual Property Agreement (incorporated by reference to Exhibit 10.40 of the Registration Statement on Form S-1 filed with the SEC on November 24, 2009).
10.15+	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.44 of the Registration Statement on Form S-1 filed with the SEC on January 25, 2010).
10.16+	Form of Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.45 of the Registration Statement on Form S-1 filed with the SEC on January 25, 2010).
10.17+	Amended Form of Restricted Stock Award Agreement pursuant to the 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed with the SEC on May 8, 2012).

Exhibits Number	Description
10.18+	Amended Form of Nonqualified Stock Option Award Agreement pursuant to the 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed with the SEC on May 8, 2012).
10.19+	Amended Form of Restricted Stock Award Agreement with accelerated vesting pursuant to the 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q filed with the SEC on May 8, 2012).
10.20	Form of Generac Holdings Inc. Director Indemnification Agreement for Stephen Murray and Timothy Walsh (incorporated by reference to Exhibit 10.50 of the Registration Statement on Form S-1 filed with the SEC on January 11, 2010).
10.21	Form of Generac Holdings Inc. Director Indemnification Agreement for Barry Goldstein, John D. Bowlin, Robert Dixon, David Ramon, and Timothy W. Sullivan (incorporated by reference to Exhibit 10.51 of the Registration Statement on Form S-1 filed with the SEC on January 11, 2010).
10.22	Form of Generac Holdings Inc. Officer Indemnification Agreement (incorporated by reference to Exhibit 10.52 of the Registration Statement on Form S-1 filed with the SEC on January 11, 2010).
10.23	Form of Generac Power Systems, Inc. Director Indemnification Agreement for Stephen Murray and Timothy Walsh (incorporated by reference to Exhibit 10.53 of the Registration Statement on Form S-1 filed with the SEC on January 25, 2010).
10.24	Form of Generac Power Systems, Inc. Indemnification Agreement for Barry Goldstein, John D. Bowlin, Aaron Jagdfeld, David Ramon, York A. Ragen, Dawn Tabat, Allen Gillette, Roger Schaus, Jr., Roger Pascavis and Russell S. Minick (incorporated by reference to Exhibit 10.54 of the Registration Statement on Form S-1 filed with the SEC on January 25, 2010).
10.25+	Amendment to Employment Agreement with Dawn Tabat (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the SEC on November 14, 2011).
10.26+	Amendment to Employment Agreement with Dawn Tabat (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the SEC on November 6, 2012).
10.27+	Offer letter to Russ Minick (incorporated by reference to Exhibit 10.2 of the quarterly report filed with the SEC on November 14, 2011).
21.1*	List of Subsidiaries of Generac Holdings Inc.
23.1*	Consent of Ernst & Young, Independent Registered Public Accounting Firm, relating to Generac Holdings Inc.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14 Securities Exchange Act Rules 13a-14(a) and 15d-14(a), pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14 Securities Exchange Act Rules 13a-14(a) and 15d-14(a), pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibits Number	Description
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
101*	The following financial information from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 13, 2013, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2012 and December 31, 2011; (ii) Consolidated Statements of Operations for the Fiscal Years Ended December 31, 2012, December 31, 2011 and December 31, 2010; (iii) Consolidated Statements of Redeemable Stock and Stockholders' Equity (Deficit) for the Fiscal Years Ended December 31, 2012, December 31, 2011 and December 31, 2010; (iv) Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2012, December 31, 2011 and December 31, 2010; (v) Notes to Consolidated Financial Statements.

* Filed herewith.

** Furnished herewith.

\+ Indicates management contract or compensatory plan or arrangement.

(This page has been left blank intentionally.)

BOARD OF DIRECTORS

John D. Bowlin (1) (2)
Retired – Director since 2006
Former President and
Chief Executive Officer,
Miller Brewing Company

Robert D. Dixon (3)
Chief Executive Officer
Seven Seas Water Corporation
Director since 2012

Barry J. Goldstein (1)
Retired – Director since 2009
Former Executive Vice President
and Chief Financial Officer,
Office Depot, Inc.

Aaron P. Jagdfeld
President and Chief
Executive Officer
Generac Holdings Inc.
Director since 2006

Stephen Murray (3)
President and Chief Executive Officer
CCMP Capital Advisors, LLC
Director since 2006

David A. Ramon (1)
Managing Partner, Vaduz Partners
Director since 2010

Timothy Sullivan (2) (3) (4)
Consultant – Director since 2012
Former President and CEO of
Bucyrus International, Inc.

Timothy Walsh (2)
Managing Director
CCMP Capital Advisors, LLC
Director since 2006

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Corporate Governance Committee
(4) Non-Executive Chairman

EXECUTIVE OFFICERS

Aaron P. Jagdfeld - *18 years of service*
President and Chief Executive Officer

York A. Ragen - *7 years of service*
Chief Financial Officer

Dawn Tabat - *40 years of service*
Chief Operating Officer

Terrence J. Dolan - *3 years of service*
Executive Vice President
Industrial Products

Russ Minick – *2 years of service*
Executive Vice President
Residential Products

Roger Pascavis - *18 years of service*
Executive Vice President, Strategic
Global Supply

Allen Gillette - *15 years of service*
Senior Vice President, Engineering

Rob Stoppek - *joined company in 2013*
Senior Vice President, Operations

NON-GAAP MEASURES

"Adjusted EBITDA", "Adjusted Net Income", "Net Debt", "Net Debt Leverage Ratio" and "Free Cash Flow" are non-GAAP measures and should not be considered replacements for results under United States Generally Accepted Accounting Principles (US GAAP). The presentation of this additional information is not meant to be considered in isolation of, or as a substitute for, results prepared in accordance with US GAAP. Please see our SEC filings for additional discussion of the basis for Generac's reporting of certain non-GAAP financial measures. See Item 6. Selected Financial Data included in this Annual Report for further discussion of "Adjusted EBITDA" and "Adjusted Net Income" and related reconciliations to US GAAP measures. The following reconciliations are provided for the remaining non-GAAP measures listed above:

Net Debt And Net Debt Leverage Ratio Reconciliation *($ in thousands)*

	2008	2009	2010	2011	**2012**
Long-term debt	$ 1,121,437	$ 1,052,463	$ 657,229	**$ 575,000**	**$ 799,018**
Current portion of long-term debt	9,500	39,076	-	**22,874**	**94,800**
Less: Cash and cash equivalents	(81,229)	(161,307)	(78,583)	**(93,126)**	**(108,023)**
= Net Debt	1,049,708	930,232	578,646	**504,748**	**785,795**
Divided by: Adjusted EBITDA	129,858	159,087	156,249	**188,476**	**289,809**
= Net Debt Leverage Ratio	8.1x	5.8x	3.7x	**2.7x**	**2.7x**

Free Cash Flow Reconciliation *($ in thousands)*

	2008	2009	2010	2011	**2012**
Net cash provided by operating activities	$ 10,224	$ 74,607	$ 114,481	$ 169,712	**$ 235,594**
Less: Expenditures for property and equipment	(5,186)	(4,525)	(9,631)	(12,060)	**(22,392)**
= Free Cash Flow	5,038	70,082	104,850	**157,652**	**213,202**

SHAREHOLDER INFORMATION

ANNUAL MEETING
The 2013 annual meeting of stockholders of Generac Holdings Inc. will be held on Wednesday, June 12, 2013, at 9:00 a.m. central time, at Generac's corporate office

CORPORATE OFFICE
Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, WI 53189
262-544-4811
www.generac.com

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N.A.
PO Box 43070
Providence, RI 02940-3070
Toll free within the US: 800-962-4284
Outside the US: 781-575-3120
web.queries@computershare.com
www.computershare.com/investor

INVESTOR RELATIONS CONTACT
York Ragen
Chief Financial Officer
Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, WI 53189
262-506-6064
investorrelations@generac.com

INDEPENDENT AUDITORS
Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, WI 53202

FORM 10-K
Our annual report on Form 10-K was filed with the U.S. Securities and Exchange Commission and is available online, or upon written request to Generac Holdings Inc. Investor Relations.

STOCK EXCHANGE
Generac Holdings Inc. common stock is listed on the New York Stock Exchange under the ticker symbol GNRC.

GNRC
LISTED
NYSE

Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, WI 53189
1-888-GENERAC (1-888-436-3722)
generac.com

GENERAC